As filed with the Securities and Exchange Commission on February 4 , 2016

Registration No. 333-208016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

ROCK CREEK PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	52-1402131 (I.R.S. Employer Identification No.)

2040 Whitfield Avenue, Suite 300
Sarasota, Florida 34243

(844) 727-0727

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Mullan

Chief Executive Officer

Rock Creek Pharmaceuticals, Inc.

2040 Whitfield Avenue, Suite 300

Sarasota, Florida 34243

(844) 727-0727

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Curt P. Creely

Megan A. Odroniec

Foley & Lardner LLP

100 N. Tampa Street, Suite 2700

Tampa, Florida 33602

(813) 229-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: This Amendment No. 2 is being filed to update certain information set forth in Amendment No. 1 to the Registration Statement, including certain information in the notes to the Company’s unaudited financial statements as of and for the three months ended September 30, 2015.

PROSPECTUS

rock creek pharmaceuticals, inc.

3,626,917 Shares

Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to 3,626,917 shares of our common stock, par value $0.0001 per share, issuable upon conversion of $3,500,000 principal amount of our senior secured convertible notes (the “Notes”) issued pursuant to a securities purchase agreement dated October 14, 2015, as amended on February 4, 2016.

We are registering the shares for resale by the selling stockholders identified in this prospectus or their transferees, pledgees, donees, or successors. However, our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may offer and sell or otherwise dispose of the shares of common stock covered by this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. See “Plan of Distribution” beginning on page 92 for more information.

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock offered hereby.

The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares of common stock. As of the date of this prospectus, no underwriter or other person has been engaged to facilitate the sale of the shares of common stock covered hereby.

You should read this prospectus carefully before you invest.

Our common stock trades on the OTCQB® Venture Marketplace under the symbol “RCPI.” On February 3, 2016, the last reported sale price for our common stock was $0. 70 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 6 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2016.

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (“SEC”) includes exhibits that provide more detail regarding the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find Additional Information,” before making your investment decision.

You should rely only on the information provided in this prospectus or in a prospectus supplement or amendment thereto. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The common stock is not being offered in any jurisdiction where offers and/or sales are not permitted. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, references in this prospectus to “Rock Creek,” “the Company,” “our company,” “we,” “us” and “our” refer to Rock Creek Pharmaceuticals, Inc. and its subsidiaries.

i

FORWARD LOOKING STATEMENTS

The information included in this prospectus contains statements that we believe to be “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that is not a statement of historical fact, including, without limitation, statements regarding our business strategy and plans and objectives of management for future operations or that may predict, forecast, indicate or imply future results, performance or achievements. The words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such words or words or expressions of similar meaning are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, and all such forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of various factors. These risks, uncertainties, factors and contingencies include, without limitation, the challenges inherent in new product development initiatives, the effect of any competitive products, our ability to license and protect our intellectual property, our ability to raise additional capital in the future that is necessary to maintain our business, changes in government policy and/or regulation, potential litigation by or against us, any governmental review of our products or practices, the risks and uncertainties related to our corporate transition (including our significant shift to focus on drug development), and related items discussed herein.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. As a result, it may not contain all the information that may be important to you in, or that you should consider before, making a decision as to whether or not to invest in our securities, and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making an investment decision.

Our Business

Overview

We are a pharmaceutical development company focused on the discovery, development, and commercialization of therapies for chronic inflammatory disease and neurologic disorders, utilizing our proprietary compounds. Our development activities are currently focused on our lead compound, anatabine citrate, which we believe based on our accumulated data demonstrates anti-inflammatory properties. Prior to September 2014, we marketed and sold an anatabine-based dietary supplement under the name Anatabloc®, together with other anatabine-based products, but we discontinued the marketing and sale of such products in September 2014 and have changed the focus of our company to pharmaceutical development activities centered primarily on anatabine citrate as a lead drug candidate. Our strategy is to leverage the underlying science and clinical data accumulated by us (partly from our prior anatabine-based products) to advance our pharmaceutical development program.

Anatabine citrate is a small molecule, cholinergic agonist which exhibits anti-inflammatory pharmacological characteristics, with a mechanism of action distinct from other anti-inflammatory drugs available, such as biologics, steroids and non-steroidal anti-inflammatories. In pre-clinical testing, anatabine demonstrates anti-inflammatory activity in a variety of in vitro and in vivo assays. Our lead compound has been investigated extensively in pre-clinical (in vitro and in vivo) studies resulting in several peer reviewed and published scientific journal articles, covering models of multiple sclerosis, Alzheimer’s disease and autoimmune thyroiditis. Individually and collectively, we believe that these studies demonstrated the anti-inflammatory effects of anatabine.  In addition, anatabine demonstrates very good bio-availability and the ability to cross the blood-brain barrier. Anatabine citrate was generally well tolerated in the human population when it was sold as a dietary supplement.

On January 30, 2015, we announced that the United Kingdom’s Medicines Healthcare Products Regulatory Agency (“MHRA”) approved our clinical trial application (“CTA”) to commence a Phase I trial of our lead compound, anatabine citrate. The Phase I trial was comprised of a three part study to determine the pharmacokinetic (“PK”) profiles of selected modified release formulation prototypes and to evaluate safety and tolerability in healthy subjects. On October 15, 2015, we announced the completion of the three-part Phase I trial.

In part one of the Phase I trial, subjects took six different oral formulations of our experimental medication while safety and tolerability were assessed. The formulations differed in dose and time release profile, which produced a range of PK outcomes. All formulations were generally well tolerated with no serious adverse events or safety issues leading to study withdrawal. Part two of the trial examined the effects of food on PK profiles produced by single oral doses of the medication. There were no safety concerns with these “food effect” studies and the medication was again well tolerated. Part three of the Phase I trial was a randomized, double blind, placebo controlled study design consisting of seven days of oral dosing of the study medication (or placebo) which demonstrated that our compound was safe and well tolerated.

All active treatment parts of the Phase I trial were conducted with the healthy volunteers as inpatients in a clinical trial unit. Although we expect to have a formal analysis at a later time, the conclusions from the clinical research organization conducting the studies were that there were no clinically significant changes in any safety assessments including clinical lab tests, vital signs and electrocardiograms (“ECGs”) in any of the parts of the Phase I trial.

In the next phase of development, we are focusing our drug development efforts on dermatological skin diseases, such as psoriasis, eczema and rare or orphan skin disorders, using our proprietary formulations of our lead compound anatabine.

Our History and the Corporate Transition

Prior to our corporate transition in December 2013, our business strategy focused on selling anatabine-based nutraceutical dietary supplements that we believe provided anti-inflammatory support and decreased the urge to smoke. We also sold an associated line of cosmetic products, pursued research and development of related dietary supplements and pharmaceutical products, and to a much lesser degree, sought to license our low-tobacco specific nitrosamine curing technology and related products.

In late 2013, our senior management and Board of Directors undertook certain significant corporate changes in order to position our company as a drug development company working towards approved drug products under U.S. and international regulatory protocols that would present greater long-term revenue prospects. In December 2013, our stockholders approved various matters necessary to effect the corporate transition. As part of the corporate transition, Michael J. Mullan, MBBS (MD), PhD was appointed our Chief Executive Officer and Chairman of our Board of Directors, and Christopher C. Chapman, MD was appointed our President. In addition to these significant management changes, our stockholders elected a new Board of Directors consisting of five new directors (including Dr. Mullan) and one existing director (Dr. Chapman). As previously disclosed, in June 2015, Dr. Chapman resigned from his position as President and from our Board of Directors.

Our corporate transition continued during 2014, during which we consolidated our offices in a single location in Sarasota, Florida, substantially reduced our employee headcount, and changed the name of our company from Star Scientific, Inc. to Rock Creek Pharmaceuticals, Inc. In September 2014, we completed the transition by discontinuing our historical business of marketing and selling anatabine-based nutritional supplements and other products.

Our Strategy

Our objective is to develop, obtain approval for, and commercialize pharmaceutical products utilizing our anatabine-based and related compounds. Now that our Phase I safety studies have been completed in Europe, we intend to pursue phase 1B/IIA studies most probably either in Europe or in other tightly regulated drug development environments. Given the unmet clinical needs of mild-to-moderate psoriasis sufferers and the many advantages from a drug development perspective of studies in skin disorders, we intend to target such disorders, particularly psoriasis in our phase 1B/IIA studies. In the longer term, we intend to file an Investigational New Drug application (“IND”) with the U.S. Food and Drug Administration (“FDA”). Ultimately, we seek approval to sell the drug in one or more formulations in the U.S., Europe, and elsewhere in the world. In connection with this strategy, we intend to leverage our substantial accumulated data from our prior business of developing, marketing, and selling anatabine-based dietary supplements, cosmetics, and tobacco craving reduction products.

Recent Developments

Private Placement of Notes

As discussed in further detail in the section entitled “Private Placement and Terms of Notes and Warrant,” on October 14, 2015, we entered into definitive agreements with several institutional investors, which were further amended on February 4 , 2016, relating to a private placement of $20.0 million in principal amount of Notes .  Upon the closing of the sale of Notes, we received cash proceeds of $20 million, of which we deposited $1.0 million in an unrestricted bank account in our name and $19.0 million, in the aggregate, (representing the cash reserve we agreed to maintain pursuant to the terms of the Notes) into various restricted bank accounts in our name that we opened at Hancock Bank (collectively, the “Control Accounts”). The Control Accounts are subject to control agreements in favor of the investors that secure our outstanding obligations under the Notes. As of the date hereof, approximately $12.5 million remains in the Control Accounts (approximately $2.5 million was transferred to our unrestricted bank accounts upon reductions in our cash reserve maintenance obligations and approximately $4.0 million was used by us to pay amounts due under the Notes for the months of February and March 2016). Our obligation to maintain a cash reserve will be further reduced, and corresponding amounts held in the Control Accounts transferred to our unrestricted bank accounts, subject to satisfaction or waiver of certain Equity Conditions (as defined in the Notes), as follows: $1.0 million on each of April 16, 2016 and the 11th trading day of each calendar month thereafter.

Nasdaq Delisting

On November 5, 2015, our common stock was delisted from the NASDAQ Capital Market as a result of our failure to comply with NASDAQ Listing Rule 5550(b)(2), which requires us to maintain a minimum “Market Value of Listed Securities” of $35 million.

Corporate Information

Our principal executive offices are located at 2040 Whitfield Avenue, Suite 300, Sarasota, Florida 34243, and our telephone number is (844) 727-0727. Our website is www.rockcreekpharmaceuticals.com. The information contained on our website is not incorporated by reference into the prospectus, and you should not consider it part of the prospectus.

Summary of the Offering

Common Stock Offered by the Selling Stockholders	Up to 3,626,917 shares of common stock issuable upon conversion of $3.5 million principal amount of Notes.

Common Stock to be Outstanding After This Offering	15,193,858 shares (including all shares issuable pursuant to the Notes covered by this prospectus).

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus. See “Use of Proceeds.”

Trading Symbol	Our common stock trades on the OTCQB® Venture Marketplace under the symbol “RCPI.”

Risk Factors	There are many risks related to our business, this offering and ownership of our common stock that you should consider before you decide to buy our common stock. You should read the “Risk Factors” section beginning on page 6, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

The number of shares of common stock that will be outstanding after the completion of this offering is based on the 11,566,941 shares outstanding as of January 15, 2016, and excludes the following:

•	2,408,000 shares of common stock reserved for issuance under our Third Amended and Restated 2008 Incentive Award Plan, as amended, of which options to purchase 850,600 shares were outstanding as of that date, at a weighted average exercise price of $55.47 per share;

•	2,360,974 shares of common stock reserved for issuance under warrants to purchase common stock outstanding as of that date (other than the Warrant), at a weighted average exercise price of $10.97 per share; and

•	any additional shares of common stock we may issue from time to time after that date.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our summary statement of operations data for the years ended December 31, 2013 and 2014 and our summary balance sheet data as of December 31, 2014 are derived from our audited financial statements included elsewhere in this prospectus. Our summary statement of operations data for the nine months ended September 30, 2015 and our summary balance sheet data as of September 30, 2015 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. All share and per share data in the table below has been adjusted to reflect a 1-for-25 reverse stock split, which occurred on April 14, 2015. Our historical results are not necessarily indicative of results to be expected for any future period, and our interim period results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period. The summary financial data in this section are not intended to replace our financial statements and the related notes.

	Nine Months Ended September 30,	Years Ended December 31,
	2015 (unaudited)	2014 (audited)	2013 (audited)
	(In thousands, except per share data)	(In thousands, except per share data)
Statement of Operations Data:
Operating expenses	$9,339	$32,579	$26,378
Loss from continuing operations before income taxes	(9,339)	(32,579)	(26,378)
Other income (expense)	5,398	(537)	(306)
Loss from discontinued operations	(81)	(5,401)	(6,150)
Net loss	$(4,022)	$(38,517)	$(32,834)
Basic and diluted loss per share:
Continuing operations	$(0.43)	$(4.49)	$(3.97)
Discontinued operations	(0.01)	(0.73)	(0.91)
Total basic and diluted loss per share	(0.44)	(5.22)	(4.88)
Weighted average shares outstanding	9,153,833	7,379,272	6,722,444

	As of September 30, 2015 (unaudited)	As of December 31, 2014
	(In thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$146	$395
Prepaid expenses and other assets	847	721
Property and equipment	181	207

MSA escrow funds	482	482

Discontinued operations assets	24	25
Insurance proceeds receivable	-	6,679
Total assets	$2,033	$8,917

Long-term obligations	$350	$350

Accounts payable and accrued liabilities	10,194	12,140
Discontinued operations liabilities	407	533
Accrued settlement	-	6,679
Stockholders’ deficit	$(9,497)	$(10,835)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained in this prospectus, before investing in our securities. The following factors affect our business, the industry in which we operate and our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Risks Related to our Financial Condition

We expect to have no product revenue in the foreseeable future.

From product introduction to its exit from the market in August 2014, almost all of our revenue was derived from sales of our Anatabloc® dietary supplement. In December 2013, we received a warning letter from the FDA indicating that the dietary supplement product required the filing of a New Dietary Ingredient Notification (“NDIN”) to be legally marketed. In June 2014, we filed an NDIN with the FDA. On August 26, 2014, we received a response to our NDIN from the FDA. The response indicated that the FDA considers anatabine, a principal ingredient in these products, to be a drug, because anatabine was intended to provide anti-inflammatory support and was previously authorized for investigation as a new drug, and because anatabine is not a “dietary ingredient” within the meaning of the Federal Food, Drug, & Cosmetic Act. Based on the FDA position, we permanently exited the dietary supplement business for anatabine in the U.S. Although we will continue to seek opportunities to license the product for overseas markets, we have substantially completed a transition to pharmaceutical product development. We anticipate that our future revenue, although none is expected for several years, will be highly dependent on the successful development and commercialization of one or more new pharmaceutical products. We currently do not have any pharmaceutical product candidates in the advance development stage, and there can be no assurance that we will ever develop a product candidate that will generate revenue. Even if we successfully develop one or more product candidates, until, and unless, we receive approval from the FDA and/or equivalent foreign regulatory bodies, we will not be permitted to sell, and will not generate any revenue from, such drugs.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses for the foreseeable future, and we might never achieve or maintain profitability. Our future prospects will be dependent on the successful development and commercialization of one or more new pharmaceutical products. We do not currently have any pharmaceutical products in the advance development stage or on the market, and because it takes years to develop, test and obtain regulatory approval for pharmaceutical products before they can be sold, we likely will continue to incur substantial losses for the foreseeable future. Our net losses were approximately $(22.9) million for the year ended December 31, 2012, $(32.8) million for the year ended December 31, 2013, $(38.5) million for the year ended December 31, 2014 and $(4.0) million for the nine months ended September 30, 2015. Our accumulated deficit as of September 30, 2015 was approximately $(307.1) million. Actual losses will depend on a number of considerations, including:

•	the pace and success of drug development activities;

•	possible out-licensing of any product candidates we develop;

•	obtaining regulatory approvals for any product candidates we develop;

•	the pace of development of new intellectual property for any product candidates we develop;

•	implementing additional internal systems and infrastructure;

•	our ability to market and sell our existing products overseas; and

•	changes in existing staffing levels.

To become and remain profitable, we must succeed in developing and commercializing drugs with significant market potential. This will require us to be successful in a range of challenging activities, including the development of product candidates, successful completion of preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of these activities. We may never succeed in these activities and may never generate revenues that are large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become or remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We may not be able to secure financing necessary to operate and grow our business.

The recurring losses generated by our operations continue to impose significant demands on our liquidity. Over the last several years, our liquidity demands have been met principally by private placements of our common stock and from the exercise of related warrants and stock options, sales under our At Market Issuance Sales Agreement and Securities Purchase Agreements.

The terms of the Notes issued in our recent financing transaction require us to maintain cash reserves, currently $12.5 million, securing our obligations under the Notes. With respect to the remaining proceeds from the sale of our Notes, only amounts released following reductions in our cash reserve maintenance obligations may be used by us to support our operations. If we fail to meet certain equity conditions set forth in the Notes, we will not be eligible to reduce the cash reserves securing the Notes below $12.5 million nor may we make installment payments on the Notes in shares of our common stock. Even if we satisfy these conditions and continue to draw funds under the Notes, we will need to negotiate longer term payment plans with respect to various liabilities and outstanding obligations. Consequently, even after the completion of our recent financing transactions, we will seek additional funding to support our operations, whether through debt financing, additional equity offerings, strategic transactions (such as licensing or borrowing against intellectual property) or otherwise. There can be no assurance that we will be successful in obtaining such additional funding on commercially favorable terms, if at all. If we do not raise sufficient funding, we may be forced to curtail our clinical trials and product development activities. Furthermore, if we are unable to raise additional capital (including through the exercise of outstanding warrants or through private placements of our securities, each of which has been a primary source of our financing in the past), our operations will be materially adversely affected, our scope of operations may need to be materially reduced, and our clinical trials may need to be delayed. Any equity financing will be dilutive to our existing stockholders.

We are a party to various legal proceedings that have resulted in, and are expected to continue to result in, significant expenses to our company.

We are a party to various legal proceedings, including a stockholder derivative action, a consumer class action, and an investor lawsuit. We have incurred and expect to continue to incur substantial expenses (and related cash demands) in connection with these legal proceedings, and such expenses and cash demands may be material to our ability to pursue our development programs and fund our operations. While we expect that much of the cost related to the ongoing derivative action (for which settlement is pending) will be covered by insurance, we cannot provide any assurances with respect to the outcome of that action and/or that its associated costs (including indemnification obligations to former and existing officers and directors) will not materially exceed the limits of our insurance policies. With respect to pending legal actions other than the stockholder derivative action, we anticipate that a material portion of the costs and expenses, as well as ultimate liabilities (if applicable), relating to those actions will not be covered by insurance. In view of the foregoing, the costs, expenses, and risk associated with the pending legal actions, together with our limited capital resources as described above, may have a material adverse effect on our business and development program by diverting resources that would otherwise be available for operations and development activities.

On May 20, 2015, we entered into a Memorandum of Understanding Regarding Settlement (the “MOU”) with Jonnie R. Williams, our former Chief Executive Officer and director, providing for the manner in which indemnification payments will be made by us to law firms previously engaged by Mr. Williams. The MOU was entered into in furtherance of the settlement of our securities class action litigation, which settlement was approved on June 26, 2015. In general, the MOU addresses the manner in which we will satisfy Mr. Williams’ indemnification rights for reimbursement of his legal expenses. The MOU stipulates that we will pay to two law firms engaged by Mr. Williams approximately $2.04 million, in the aggregate, over a two-year period, as follows: $300,000 was paid on May 29, 2015, with subsequent payments of $60,000 per month commencing on August 1, 2015 (subject to certain discounts for early payments of the balance due). If we do not complete additional financings to increase our working capital, we may not have sufficient funds to make all required payments pursuant to the MOU.

Risks Related to our Pharmaceutical Business

In order to commercialize a therapeutic drug successfully, a product candidate must receive regulatory approval after the successful completion of clinical trials, which are long, complex and costly, have a high risk of failure and can be delayed, suspended or terminated at any time.

Our product candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA, European Medicines Agency (“EMA”), MHRA, and other regulatory approvals is costly, time-consuming, uncertain and subject to unanticipated delays. To receive regulatory approval for the commercial sale of any of our product candidates, we must conduct, at our own expense, adequate and well-controlled clinical trials in human patients to demonstrate the efficacy and safety of the product candidate. To date, we have obtained regulatory authorization to conduct Phase I clinical trials for several anatabine citrate-based drugs in the United Kingdom and have completed such studies, the results of which are currently being analyzed.

It may take years to complete the clinical development necessary to commercialize a drug, and delays or failure can occur at any stage, which may result in our inability to market and sell any products derived from any of our product candidates that are ultimately approved by the FDA, EMA, MHRA, or other foreign regulatory authorities. Our clinical trials, whether in the United Kingdom or elsewhere, may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. Of the large number of drugs in development, only a small percentage result in the submission of a new drug application (“NDA”) to the FDA (or the equivalent in foreign jurisdictions), and even fewer are approved for commercialization. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials even after promising results in earlier clinical trials. In addition, a clinical trial may be delayed, suspended or terminated by us or regulatory authorities due to a number of factors. Changes in regulatory requirements and guidance may occur or new information regarding the product candidate or the target indication may emerge, and we may need to perform additional, unanticipated non-clinical or clinical testing of our product candidates or amend clinical trial protocols to reflect these changes. Any additional unanticipated testing would add costs and could delay or result in the denial of regulatory approval for a product candidate. Amendments may require us to resubmit our clinical trial protocols to institutional review boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

There can be no assurance that an IND filed with the FDA in the U.S. will result in the actual initiation of clinical trials in the U.S. or that our products will ultimately be approved or achieve or maintain expected levels of market acceptance in the U.S.

In late 2013, we announced our intention to shift our focus to pharmaceutical products, given our belief in the potential for greater revenue growth through pharmaceutical product sales. However, we do not currently have any pharmaceutical products in the advance development stage, and we will be required to file an IND related to any new pharmaceutical products we intend to introduce. While we filed an IND in the second quarter 2014, the filing was put on clinical hold until certain conditions were met. We withdrew the IND in August 2015, and in September we received an official letter from the FDA indicating that the action was completed. We intend to file an IND at a later date and later stage of development now that Phase I studies are complete in Europe. However, there is no guarantee that an IND filing will be accepted by the FDA.

Even if we are able to obtain and maintain regulatory approvals for our new pharmaceutical products, generic or branded, the success of these products is dependent upon achieving and maintaining market acceptance. Commercializing products is time consuming, expensive and unpredictable. There can be no assurance that we will be able to, either by ourselves or in collaboration with partners or through licensees, successfully commercialize new products or gain market acceptance for such products. New product candidates that appear promising in development may fail to be approved or to reach the market or may have only limited or no commercial success.

Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on the regulatory status of the products or sales of the affected products. Accordingly, new data about our products (particularly as related to the anatabine compound), or products similar to our products, could negatively impact FDA approval of or demand for our products due to real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in product withdrawal.

Any drug products that we bring to the market may not gain market acceptance by physicians, patients, third party payers, and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the efficacy and potential advantages over alternative treatments;

•	the pricing of our product candidates;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third party insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate patients, the medical community, and third party payers on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.

The drug development business is very capital intensive, and our research and development efforts may be curtailed by our lack of available research funds.

The drug development business is very capital intensive, particularly for early stage companies that do not have significant off-setting revenues. Even if we are successful in gaining regulatory approval for all our preferred clinical studies, our product development initiatives will be substantially dependent on our ability to continue our research initiatives and to obtain the funding necessary to support these initiatives. Our inability to continue these initiatives and initiate new research and development efforts could result in a failure to develop new products or to improve upon existing products, which could have a material and adverse impact on our sales, operating income and cash flows.

If we are not successful in managing preclinical development activities and clinical trials, we might not be able to commercialize our products.

We have not obtained regulatory approval or commercialized any drug product candidates. Our limited experience might prevent us from successfully designing or implementing any clinical trials. If we are not successful in conducting and managing our pre-clinical development activities or clinical trials or obtaining regulatory approvals, we might not be able to commercialize our developmental product candidates, or might be significantly delayed in doing so, which may materially harm our business.

Our drug development program will depend upon third-party researchers who are outside our control.

We will depend upon independent clinical research organizations, investigators and other collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These collaborators will not be our employees and we will not be able to control the amount or timing of resources that they devote to our programs. They might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, if their performance is substandard or if the FDA, EMA, MHRA, or other regulatory body determines there are issues upon review of the study data, the approval of our regulatory applications, if any, and our introduction of new drugs, if any, will be delayed. If we cannot successfully enter into new agreements with outside collaborators on acceptable terms, or if we encounter disputes over or cannot renew or, if necessary, amend existing agreements, the development of our drug candidates could be delayed. These collaborators might also have relationships with other commercial entities, some of which might compete with us. If our collaborators assist our competitors at our expense, our competitive position may be harmed.

See also “Regulatory Risks” below for additional risks related to our pharmaceutical business.

Regulatory Risks

If we are not able to obtain and maintain required regulatory approvals for any new pharmaceutical candidates we develop, we will not be able to commercialize such product candidates, and our ability to generate revenue will be materially impaired.

Any pharmaceutical business and any pharmaceutical product candidates we develop are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries, including the MHRA. Failure to adhere to regulations set out by these bodies for one or more of our commercial products could prevent us from commercializing the product candidate in the jurisdiction of the regulatory authority. We have only limited experience in meeting the regulatory requirements incumbent on the sale of drugs in the United States and elsewhere. If we fail to adequately adhere to the regulations on drug sales, we may be unable to sell our products, which could have a material effect on our ability to generate revenue.

Any product candidates and the activities associated with their development and commercialization, including testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries, including the MHRA. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate in the jurisdiction of the regulatory authority. We have not obtained regulatory approval to market any drug product candidate in any jurisdiction.

Securing regulatory agency approval requires the submission of extensive preclinical and clinical data and supporting information to the regulatory agency for each therapeutic indication to establish a product candidate’s safety and efficacy. Securing regulatory agency approval also requires the submission of information about the product manufacturing process to, and frequently inspection of manufacturing facilities by, the regulatory agency.

In addition, our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

Our product candidates may fail to obtain regulatory approval for many reasons, including:

•	our failure to demonstrate to the satisfaction of the regulatory agency that a product candidate is safe and effective for a particular indication;

•	the results of clinical trials may not meet the level of statistical significance required by the regulatory agency for approval;

•	our inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	our inability to demonstrate that a product candidate presents an advantage over existing therapies;

•	the regulatory agency may disagree with the manner in which we interpret the data from preclinical studies or clinical trials;

•	the regulatory agency may fail to approve the manufacturing processes, quality procedures or manufacturing facilities of third party manufacturers with which we contract for clinical or commercial supplies; and

•	a change in the approval policies or regulations of the regulatory agency or a change in the laws governing the approval process.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and non-United States regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post approval commitments that render the approved product not commercially viable. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn, including for failure to comply with regulatory requirements or if clinical or manufacturing problems follow initial marketing.

We will need to obtain FDA approval of any proposed product brand names for sale in the U.S., and any failure or delay associated with such approval may adversely impact our business.

A pharmaceutical product cannot be marketed in the U.S. or other countries until we have completed rigorous and extensive regulatory review processes, including approval of a brand name. Any brand names we intend to use for our product candidates in the U.S. will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office. The FDA typically conducts a review of proposed product brand names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product brand name if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product brand names, we may be required to adopt an alternative brand name for our product candidates. If we adopt an alternative brand name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product brand name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If we are successful in obtaining approval for any drug candidates, we will be subject to various laws and regulations, including “fraud and abuse” laws and anti-bribery laws, and a failure to comply with such laws and regulations or prevail in any litigation related to noncompliance could have a material adverse impact on our business, financial condition and results of operations and could cause the market value of our common stock to decline.

Pharmaceutical companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Anti-Kickback Statute, the U.S. Foreign Corrupt Practices Act (“FCPA”) and other state and federal laws and regulations. We also face increasingly strict data privacy and security laws in the U.S. and in other countries, the violation of which could result in fines and other sanctions. The United States Department of Health and Human Services Office of Inspector General recommends and, increasingly states, require pharmaceutical companies to have comprehensive compliance programs and to disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products. If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines, exclusion from federal healthcare programs or other sanctions.

The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common stock to decline.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.

Undesirable side effects caused by any future pharmaceutical product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing such product candidates and generating revenues from their sale.

In addition, if any product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may require the addition of restrictive labeling statements;

•	regulatory authorities may withdraw their approval of the product; and

•	we may be required to change the way the product is administered or conduct additional clinical trials.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from its sale or adversely affect our reputation.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities, including European and other foreign regulatory bodies. These requirements include submissions of safety and other post marketing information and reports, registration requirements, current good manufacturing practice requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if we obtain regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post marketing testing and surveillance to monitor the safety or efficacy of the product. We also may be subject to state laws and registration requirements covering the distribution of our products. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such products, manufacturers or manufacturing processes;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	voluntary or mandatory recall;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detentions;

•	injunctions or the imposition of civil or criminal penalties; and

•	adverse publicity.

If we, or our suppliers, third party contractors, clinical investigators or collaborators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we or our collaborators may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

Other Business Risks

We may lose our key personnel or fail to attract and retain additional personnel.

Our future operations depend in large part on the efforts of our Chairman and Chief Executive Officer, Michael J. Mullan, MBBS (MD), PhD. The loss of Dr. Mullan would have a serious negative impact on our business and operating results.

Our future success also depends in large part on our ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that we will be able to attract and retain the personnel necessary for the development and operation of our business or that given the operating losses we have suffered over the past eleven years we will have the financial ability to do so. The loss of the services of key personnel or the termination of relationships with independent scientific and medical investigators could have a material and adverse effect on our business.

We have experienced a significant change in the composition of our Board of Directors and senior management.

On December 27, 2013, Dr. Mullan became our Chief Executive Officer and Dr. Chapman became our President. In addition, on such date, our stockholders elected five new directors to our Board of Directors and three of our directors subsequently left office and two new directors have been added since then. On January 31, 2015, Park A. Dodd, III, our Chief Financial Officer, retired. At the same time, Benjamin M. Dent, an outside director and Chairman of the Audit Committee, resigned his board position to become our Chief Financial Officer and Vice President of Operations. On June 9, 2015, Dr. Chapman resigned as our President and a director and Dr. Mullan, our Chairman and Chief Executive Officer, assumed the role of President. On August 14, 2015, Mr. Dent resigned and William L. McMahon was appointed to replace Mr. Dent as interim Chief Financial Officer and Treasurer. Mr. McMahon was appointed Chief Financial Officer, Treasurer and Secretary on November 23, 2015. The failure of our directors or any new members of management to perform effectively could have a significant negative impact on our business, financial condition and results of operations. In addition, the transition to a pharmaceutical development company may take management a significant amount of time to fully implement. If our company’s new pharmaceutical development strategy is unsuccessful or if we are unable to execute it successfully, there will likely be a significant negative impact on our business, financial condition, and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

Our future success will depend in part on obtaining patent and other intellectual property protection for the technology related to our products and product candidates, and on successfully defending our patents and other intellectual property against third-party challenges. In particular, this will include obtaining patent protection for the technology relating to the manufacture and uses of anatabine in our pharmaceutical product candidates.

We do not know whether we will obtain the patent protection we seek through our existing patents, patent applications that are pending or patent applications that we file in the future, or that the protection we do obtain will be found valid and enforceable, if challenged. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party’s products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert. If successful this could result in the loss of the entire patent or the relevant portion of our patent, which would not be limited to any particular party. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Our competitors may independently develop similar or alternative technologies or products without infringing any of our patents or other intellectual property rights, or may design around our proprietary technologies.

United States patents and patent applications may also be subject to interference proceedings and United States patents may be subject to reexamination proceedings and other post-grant challenges in the United States Patent and Trademark Office (“PTO”). Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices, and those proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may provide limited or no protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our prior or future products causes, or is alleged to have caused, adverse effects. Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. The withdrawal of a product following complaints and/or incurring significant costs, including the requirement to pay substantial damages in personal injury cases or product liability cases, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common stock to decline.

Prior to the introduction of Anatabloc®, our Anatabloc® cosmetics and CigRx®, we obtained product liability insurance for these products as dietary supplements and as cosmetics. This insurance covers claims arising from product defects or claims arising out of the sale, distribution and marketing of our Anatabloc®, Anatabloc® cosmetics and CigRx® products. In 2014, a purported class action was filed with respect to the purchase of our Anatabloc® product. In that case, the plaintiff seeks a refund on behalf of all persons purchasing our dietary supplement on the basis that the product was not effective despite claims allegedly asserted by our company. We have been advised by our insurance carrier that our product liability insurance does not cover the claims asserted in this action.

We are not, nor have we ever been, named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects relating to the use of our tobacco products. While we exited the tobacco business as of December 31, 2012, we could have claims asserted against us in connection with our prior manufacture and sale of such products. While we believe the risk of being named a defendant in such a lawsuit is relatively low, we could be named as a defendant in such litigation, as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are asserted in a number of these cases in addition to compensatory and other damages. We currently do not have and do not believe that we can obtain insurance coverage for health-related claims arising from the use of tobacco products. If, in the future, we are named as a defendant in any actions related to our smoked or smokeless tobacco products, we will not have insurance coverage for damages relating to any such claims, which could have a material adverse effect on our financial condition.

We have had substantial obligations under state laws adopted under the Master Settlement Agreement.

In November 1998, 46 states and the District of Columbia (the “Settling States”) entered into the Master Settlement Agreement (“MSA”) to resolve litigation that had been instituted against the major tobacco manufacturers. We did not join the MSA but, while we manufactured and sold cigarette products, we were required to satisfy certain escrow obligations pursuant to statutes that the MSA required the Settling States to adopt in order for such states to receive the full benefits of the settlement. We discontinued the sale of any cigarette products in June 2007 and we sold the rights, title and interest in and to all income from and reversionary interest in our MSA escrow accounts in May 2007. Although we sold the rights in and to all income from and reversionary interest in the funds deposited into the MSA escrow accounts for sales through 2006, these MSA escrow funds remain in our name and the principal amount of these accounts will be available to satisfy portions of any state judgments or settlements for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA, notwithstanding that we stopped selling cigarettes in 2007 and exited from the tobacco industry completely as of December 31, 2012. Moreover, if such claims are successfully asserted in litigation against us in the future, the claims could exceed the amounts that have been deposited into escrow under the MSA which could adversely affect our operating income and cash flows.

Risks Related to our Common Stock and this Offering

The conversion of the Notes and the issuance of shares of our common stock in payment of principal and/or interest on the Notes could substantially dilute your investment and impede our ability to obtain additional financing.

The Notes, which are convertible into shares of our common stock, give the holders of the Notes an opportunity to profit from a rise in the market price of our common stock such that conversion of the Notes will result in dilution of the equity interests of our other stockholders. We have no control over whether the holders will exercise their right to convert their Notes. In addition, the issuance of shares of our common stock, at our election, in payment of principal and/or interest on the Notes, will result in dilution of the equity interests of our other stockholders. We cannot predict the market price of our common stock at any future date, and therefore, cannot predict the applicable prices at which the Notes may be converted. In addition, the Notes are subject to anti-dilution adjustment provisions which, if triggered, may require the issuance of additional shares upon conversion. For these reasons, we are unable to accurately forecast or predict with any certainty the total amount of shares that may be issued under the Notes. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of the Notes.

We have many other potentially dilutive derivative securities outstanding and the issuance of these securities as well as future sales of our common stock could have a dilutive effect on current stockholders.

At January 15, 2016, we had outstanding options granted to directors, employees and consultants to purchase approximately 850,600 shares of our common stock, with a weighted-average exercise price of $55.47 per share, of which options for 678,400 shares were exercisable at January 15, 2016. At January 15, 2016, we also had outstanding warrants (not including the Warrant), exercisable for 2,360,974 shares of our common stock, with a weighted-average exercise price of $10.97 per share. Exercise of outstanding stock options or warrants would cause dilution, which could adversely affect the market price of our common stock. If we issue additional shares of our common stock for sale (which has historically been our principal means of financing our operations) in connection with future financings, our stockholders could experience further dilution.

The voting power and value of your investment could decline if our outstanding securities that are convertible or exercisable into shares of our common stock are converted or exercised.

We have issued a significant amount of securities that are convertible or exercisable into shares of our common stock, and the conversion or exercise of these securities could have a substantial negative impact on the price of our common stock and could result in a significant decrease in the value of your investment. The conversion or exercise prices applicable to some of our outstanding securities are subject to market-price protection that may cause the conversion or exercise prices to be reduced in the event of a decline in the market price of our common stock. In addition, the conversion or exercise prices of some of our outstanding securities are subject to downward anti-dilution adjustments, from time to time, if we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion or exercise price of the applicable security. Consequently, the voting power and value of your investment in each of these events would decline if the securities are converted or exercised for shares of our common stock at lower prices as a result of the declining market price or if sales of our securities are made below the conversion or exercise prices of some of our securities.

The market-price protection features of our Notes could also allow the Notes to become convertible into a greatly increased number of additional shares of our common stock, particularly if a holder of a Note sequentially converts portions of its Note into shares of our common stock at alternate conversion prices and resells those shares into the market.

The market price of our common stock and the value of your investment could substantially decline if the Notes are converted into shares of our common stock or if we issue shares of our common stock in payment of principal and/or interest on the Notes and all of these shares of common stock are resold into the market, or if a perception exists that a substantial number of shares will be issued upon conversion of the Notes or upon the payment of principal and/or interest on the Notes and then resold into the market.

If the conversion price at which the Notes are converted into shares of common stock or the conversion price at which shares of common stock in payment of principal and/or interest on the Notes are issued are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of the Notes, in lieu of cash payments of principal and/or interest on the Notes, or even the perception that these sales could occur, could adversely affect the market price of our common stock. As a result, you could experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of the Notes and the issuance of shares of common stock in lieu of cash payments of principal and/or interest on the Notes.

A limited public trading market exists for our common stock, which makes it more difficult for our stockholders to sell their common stock in the public markets.

Our common stock is currently traded under the symbol “RCPI” and frequently trades at a low volume, based on quotations on the OTCQB® Venture Marketplace trading platform operated by OTC Markets Group, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our stock until such time as we became more viable. Additionally, many brokerage firms may not be willing to effect transactions in our securities. As a consequence, there may be periods of several days or more when trading activity in our stock is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

The trading price of the shares of our common stock has been, and may continue to be, highly volatile. We receive only limited attention from securities analysts and may experience an imbalance between supply and demand for our common stock resulting from our trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, some of which are beyond our control, including the following:

•	announcements of new products, technological innovations, contracts, acquisitions, financings, corporate partnerships or joint ventures by us or our competitors;

•	the approval by the FDA and/or other regulatory agencies of any new pharmaceutical products we develop;

•	developments related to our patents or other proprietary rights;

•	negative regulatory action or regulatory approval with respect to our products or our competitors’ products; and

•	market conditions in the pharmaceutical industry in general.

The stock market from time to time, and in particular over the last several years, has experienced extreme price and volume fluctuations that have particularly affected the market prices for small companies, and which have often been unrelated to their operating performance or prospects for future operations. These broad fluctuations may adversely impact the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We do not anticipate paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. You should not invest in us if you require dividend income. Any income from an investment in us would only come from a rise in the market price of our common stock, which is uncertain and unpredictable. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not foresee payment of a dividend in any upcoming fiscal period. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Provisions in our by-laws could discourage, delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Our by-laws provide that special meetings of the stockholders may be called at any time by our Chairman of the Board, our President, a majority of our Board of Directors or by the holders of at least a majority of the issued and outstanding shares of our stock issued and outstanding and entitled to vote. These provisions may discourage, delay or prevent a merger, acquisition or other change of control that our stockholders may consider favorable. Such provisions could impede the ability of our common stockholders to benefit from a change of control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

PRIVATE PLACEMENT and terms of NOTES AND WARRANT

Description of the Private Placement

On October 14, 2015, we entered into definitive agreements, which were amended as of February 4, 2016, with several institutional investors relating to a private placement (the “Private Placement”) of $20.0 million in principal amount of Notes. The Notes were issued pursuant to a Securities Purchase Agreement among us and the purchasers of the Notes (the “Securities Purchase Agreement”). The purchasers of the Notes are the two selling stockholders described in this prospectus. The proceeds from the Private Placement will be used for ongoing funding of our drug development programs and our continuing working capital needs.

The closing of the Private Placement occurred on October 15, 2015. This prospectus covers the resale of 3,626,917 shares of common stock issuable upon the conversion of $3.5 million of the Notes.

The Private Placement resulted in gross proceeds of $20.0 million before placement agent fees and other expenses associated with the transaction. Upon the closing of the sale of Notes, we received cash proceeds of $20 million, of which we deposited $1.0 million in an unrestricted bank account in our name and $19.0 million, in the aggregate, (representing the cash reserve we agreed to maintain pursuant to the terms of the Notes) into various restricted bank accounts in our name that we opened at Hancock Bank (collectively, the “Control Accounts”). The Control Accounts are subject to control agreements in favor of the investors that secure our outstanding obligations under the Notes. As of the date hereof, approximately $12.5 million remains in the Control Accounts (approximately $2.5 million was transferred to our unrestricted bank accounts upon reductions in our cash reserve maintenance obligations and approximately $4.0 million was used by us to pay amounts due under the Notes for the months of February and March 2016). Our obligation to maintain a cash reserve will be further reduced, and corresponding amounts held in the Control Accounts transferred to our unrestricted bank accounts, subject to satisfaction or waiver of certain Equity Conditions (as defined in the Notes), as follows: $1.0 million on each of April 16, 2016 and the 11th trading day of each calendar month thereafter. These Equity Conditions (as defined in the Notes), include, without limitation, the existence of an effective registration statement covering the resale of the shares issued in payment (or, in the alternative, the eligibility of the shares issuable pursuant to the Notes for sale without restriction under Rule 144 and without the need for registration), and a certain minimum trading volume and trading price in the stock to be issued.

Terms of the Notes

Maturity

Unless earlier converted, repurchased or redeemed, the Notes will mature on October 15, 2018.

Interest

The Notes bear interest at a rate of 8.0% per annum (or 15% during an event of default). Interest on the Notes is payable in cash or common stock in arrears as provided below. The Notes provide that, at the time of any conversion, installment payment, or redemption of the Notes prior to maturity, we will be required to pay to the holders of the Notes (or include in the conversion amount) an additional “make-whole” amount equal to the amount of interest that would have accrued on the principal amount converted, paid, or redeemed through the maturity date had the conversion, installment payment, or redemption not occurred.

Ranking

The Notes rank senior to all outstanding and future indebtedness with the exception of certain permitted indebtedness. The Notes are secured by the cash held in the Control Accounts unless such funds are released.

Payments of Principal and Interest

On each “Installment Date” below, we are required to pay the sum of (i) the lesser of (a) one-twentieth (1/20th) of the original outstanding principal amount of the Notes and (b) the outstanding principal and (ii) all accrued and unpaid interest as of such Installment Date (including any late charge, make-whole amount, accelerated amount, and deferred amount due). On the maturity date, we are required to repay all outstanding principal and all accrued and unpaid interest. Payments are to be made on the following “Installment Dates”:

•	the initial Installment Date is January 22, 2016;

•	if the last trading day of the calendar month immediately following the initial Installment Date occurs less than 20 trading days after the initial Installment Date, the last trading day of the second calendar month immediately following the initial Installment Date, otherwise the last trading day of the calendar month immediately following the initial Installment Date, and, thereafter, the last trading date of each calendar month; and

•	the maturity date.

Interest on the Notes is to be paid monthly on the last trading day of each calendar month. Interest payments made on or after the initial Installment Date, but on or prior to the maturity date, shall be paid on each Installment Date, if any, in each calendar month.

Payment Procedures

On each Installment Date, we are required to pay to each holder of Notes the amount due on such date by (i) converting such amount into shares of our common stock (provided that there is no Equity Conditions Failure (as defined in the Notes)), (ii) redeeming such amount in cash, or (iii) any combination thereof. The conversion price with respect to an installment payment shall be the lowest of (i) the then applicable fixed conversion price and (ii) 80% of the arithmetic average of the five lowest volume-weighted average prices of our common stock (on our principal trading market, as reported by Bloomberg) during the 40 consecutive trading days ending on the trading day immediately prior to the Installment Date. An “Equity Conditions Failure” includes, among other things, the failure of our common stock to maintain a certain minimum trading volume and trading price. Upon the occurrence of any event which could reasonably be expected to result in our having to satisfy our payment obligations under the Notes in cash, including the existence of an Equity Conditions Failure, the holders of the Notes may withdraw their pro rata share of the remaining proceeds of the Notes from the Control Accounts. We must make an irrevocable election on the 26th trading day prior to each Installment Date indicating whether such installment payment will be in cash or common stock, or both, and the failure to make such election will be deemed to be an election to pay such amount by converting the entire amount into shares of common stock. The holders of the Notes have the right, after delivery of a notice to make an installment payment via a conversion, to elect to increase such installment payment up to five times such scheduled payment amount and such amount shall be converted into shares of our common stock at the conversion price applicable to installment payments. The holders also may defer installment payments to any subsequent Installment Date.

Conversion of the Notes

Fixed Price Conversion. The Notes, including all accrued and unpaid interest and late charges and any applicable make-whole amount, are convertible into shares of our common stock at any time, in whole or part at the option of the holders, at an initial fixed conversion price of $1.12. We may at any time during the term of the Notes, with the prior written consent of the Required Holders (as defined in the Notes), reduce the then current conversion price to any amount and for any period of time deemed appropriate by our Board of Directors. The make-whole amount is the amount of interest that, but for the conversion, would have accrued with respect to the amount being converted at the interest rate for the period from such conversion date through the maturity date. The conversion price is subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations, and similar transactions.  In the event that we issue or sell shares of common stock, rights to purchase shares of common stock, or securities convertible into or exercisable for shares of common stock for a price per share (or with a conversion or exercise price per share) that is less than the conversion price then in effect, the conversion price then in effect will be decreased to equal such lower price. The foregoing adjustments to the conversion price for future stock issues will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans.

Alternate Price Conversion. A holder of Notes may, at any time, convert the Notes, including all accrued and unpaid interest and any applicable make-whole amount, into shares of our common stock at the alternate conversion price, which is equal to the lowest of (i) the fixed conversion price in effect or (ii) the lower of (A) 80% of the volume-weighted average price of our common stock as of the trading day immediately preceding the delivery of the applicable conversion notice, (B) 80% of the volume-weighted average price of our common stock as of the trading day of the delivery of the applicable conversion notice and (C) 80% of the arithmetic average of the five lowest volume-weighted average prices of our common stock during the 40 consecutive trading day period ending and including the trading day immediately preceding the delivery of the applicable conversion notice (such conversion price, the “Alternate Conversion Price”), provided that the aggregate number of shares of common stock sold by a holder of Notes (or its affiliates) pursuant to such a conversion of Notes on any trading day, may not exceed 25% of the aggregate daily share trading volume (as reported on Bloomberg) of our common stock as of such trading day.

Mandatory Conversion. If, at any time, (i) the volume-weighted average price of our common stock exceeds $3.36, which is 300% of the initial fixed conversion price, (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for 90 consecutive trading days and (ii) no Equity Conditions Failure then exists, we may require a holder to convert all, or any part, of the Notes, including all accrued and unpaid interest and any applicable make-whole amount, into shares of our common stock at the fixed conversion price described above. We may exercise our right to require conversion of the Notes by providing irrevocable written notice to the holders within five trading days following the end of the 90-trading day measurement period. The notice will state the trading day selected by us for mandatory conversion, which shall be between 60 and 90 trading days following the notice date. We may only exercise our right to require mandatory conversion once during any six-month calendar period. A mandatory conversion will be cancelled if (i) the closing sale price of our common stock falls below $3.36, as adjusted, or (ii) an Equity Conditions Failure occurs on any trading day from the beginning of the measurement period through the trading day immediately prior to the mandatory conversion date.

Conversion Limitation

The Notes provide that, except upon at least 61 days’ prior notice from the holder to us, the holder of the Notes will not have the right to any shares of common stock with respect to the Notes if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of our common stock (including securities convertible into common stock); provided, however, that the holder may not increase this limitation at any time in excess of 9.99%.

Optional Redemption

Provided that no Equity Conditions Failure exists, at any time after the earlier of (i) the first date on which a registration statement registering all the shares of our common stock issuable pursuant to the terms of the Notes is declared effective by the SEC or (ii) the first date on which all of the shares of common stock issuable pursuant to the terms of the Notes are eligible to be resold pursuant to Rule 144 at a time when we are current in our public filings, we will have the right to redeem all, but not less than all, of the Notes. The redemption is required to be paid in cash at a price equal to the greater of (i) the sum of (A) 125% of the portion of the principal amount to be redeemed plus (B) accrued but unpaid interest thereon plus (C) late charges, if any, and (ii) the sum of (A) the product of (1) the number of shares of common stock issuable upon the conversion of the principal amount being redeemed multiplied by (2) the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding notice of such redemption and ending on the trading day immediately prior to the date we make the entire payment required to be made with respect to such optional redemption plus (B) accrued but unpaid interest thereon plus (C) late charges, if any.

Covenants and Events of Default

The Notes contain customary terms and covenants and events of default, the occurrence of which trigger certain acceleration and redemption rights. The covenants in the Notes include, among others, the timely payment of principal and interest, certain limitations on the incurrence of indebtedness, restrictions on the redemption of outstanding securities, the filing of a resale registration statement, restrictions on the transfer of assets and restrictions on the existence of liens on our assets. In addition, we are required to maintain financial covenants, including maintaining a cash balance of at least $500,000 commencing April 17, 2016, and a cash burn of not more than $700,000 per month (increasing to $1.0 million per month following this registration statement being declared effective by the SEC). If an event of default occurs, a holder of Notes by notice to us may elect to require us to redeem all or a portion of the Notes held by such holder until the 20th trading day after the later of (i) the date the event of default is cured and (ii) the date such holder receives the required notice of the event of default from us. The redemption price is equal to greater of (i) 125% of the sum of (A) the amount being redeemed (including principal, accrued and unpaid interest, and accrued and unpaid late charges) and (B) the amount of interest that would have accrued with respect to the amount being redeemed from the applicable redemption date through the maturity date and (ii) the product of (A) the conversion rate then in effect multiplied by (B) the product of (I) 125% multiplied by (II) the greatest closing sale price of the shares of common stock during the period beginning on the date immediately preceding the event of default and ending on the date we pay the entire redemption price to the holder.

Fundamental Transactions

If we enter into any “Fundamental Transactions” as defined in the Notes (i.e., certain transactions, including, without limitation, transactions involving a change of control), then each holder of a Note will have the right to receive, upon conversion, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction had such holder’s Note been converted immediately prior to such Fundamental Transaction. In the event of a transaction involving a change of control, a holder may require us to redeem all or a portion of the Notes held by such holder in cash at a price equal to the greatest of (i) 125% of the amount being redeemed (including principal, accrued and unpaid interest, accrued and unpaid late charges and the amount of interest that would have accrued with respect to the amount being redeemed from the applicable redemption date through the maturity date), (ii) the product of (A) the amount being redeemed (including principal, accrued and unpaid interest, accrued and unpaid late charges and the amount of interest that would have accrued with respect to the amount being redeemed from the applicable redemption date through the maturity date) multiplied by (B) the quotient determined by dividing (I) the greatest closing sale price of the shares of common stock during the period beginning on the date immediately preceding the earlier to occur of (a) the consummation of the change of control and (b) the public announcement of such change of control and ending on the date the holder delivers a redemption notice to us by (II) the conversion price then in effect, and (iii) the product of (A) the amount being redeemed (including principal, accrued and unpaid interest, accrued and unpaid late charges and the amount of interest that would have accrued with respect to the amount being redeemed from the applicable redemption date through the maturity date) multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of common stock to be paid to the holders of the shares of common stock upon consummation of such change of control divided by (II) the conversion price then in effect.

Subsequent Placements

If, during the period beginning on the closing date and ending on the second anniversary thereof, we offer, sell, grant any option to purchase, or otherwise dispose of any of our or our subsidiaries’ equity or equity equivalent securities (a “Subsequent Placement”), we must first notify each holder of the Notes of our intent to effect a Subsequent Placement.  If a holder of the Notes wishes to review the details of a Subsequent Placement, we must provide such details to such holder along with an offer to issue and sell to or exchange with all such holders 35% of the securities being offered in the Subsequent Placement, initially allocated among such purchasers on a pro rata basis.

Registration Rights

In connection with the Private Placement, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the Notes under which we are required, on or before the 30 th day after the closing of the Private Placement, to file an initial registration statement with the SEC covering the resale of 3,626,917 shares of common stock issuable upon conversion of up to $3,500,000 in principal amount and interest under the Notes and to use our reasonable best efforts to have that initial registration statement declared effective as soon as practicable, but in no event later than the earlier of (1) February 16, 2016 and (2) the second business day after the date we are notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. We will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if we fail to meet certain filing deadlines, effectiveness deadlines, maintenance requirements, and/or current public information requirements under the Registration Rights Agreement.

Under the Registration Rights Agreement, we are required to seek to register for resale 300% of the maximum number of shares of common stock issuable pursuant to the Notes, assuming, among other things, that the Notes are convertible at the Alternate Conversion Price and that interest on the Notes accrues through the 2 nd anniversary of the closing of the Private Placement. This amount represents a good faith estimate of the maximum number of shares issuable pursuant to the Notes. However, the Company is not able to register the full number of shares required to be registered by the Registration Rights Agreement. Therefore, the Company may be obligated to file one or more additional registration statements to register the shares not covered by the registration statement of which this prospectus is a part.

Terms of Warrant

In connection with the Private Placement, we issued to Maxim Partners LLC (“Maxim Partners”), an affiliate of Maxim Group LLC, the placement agent for the Private Placement of the Notes, a Warrant to purchase up to 446,429 shares of our common stock, subject to certain anti-dilution adjustments in the event of stock distributions, subdivisions, combinations or reclassifications, at an exercise price of $1.12 per share. The Warrant is exercisable during the period beginning on the 6 month anniversary of the issuance date of the Warrant and ending on the 5 year anniversary of the issuance date of the Warrant. If, under certain circumstances, there is no effective registration statement registering or prospectus available for the resale of the shares underlying the Warrant, then the Warrant may be exercised on a cashless basis. The Warrant also contains a “buy-in” provision that is triggered if our failure to timely issue shares upon exercise of the Warrant results in the purchase of shares by Maxim Partners or its broker for delivery in satisfaction of a sale of such shares.

Dollar Value of Underlying Securities and Potential Profits on Conversion or Exercise

The following table sets forth the potential profit to be realized upon conversion by the holders of the Notes based on the conversion price on October 15, 2015 and the closing price of our common stock on October 15, 2015 (the date the Notes were issued).

Potential Profit from Conversion of the Notes at the Option of the Note Holders
Based on the Conversion Price

Market price per share as of October 15, 2015	$0.87
Conversion price per share as of October 15, 2015	$1.12
Total shares underlying Notes based on conversion price	17,857,143.00
Aggregate market value of underlying shares based on per share market price as of October 15, 2015	$15,535,714.00
Aggregate conversion price of underlying shares	$20,000,000.00
Aggregate cash purchase price for the Notes	$20,000,000.00
Total premium to market price of underlying shares	28.74%

The following table sets forth the potential profit to be realized upon conversion by the holders of the Notes based on the Alternate Conversion Price on October 15, 2015 and the closing price of our common stock on October 15, 2015 (the date the Notes were issued).

Potential Profit from Conversion of the Notes at the Option of the Note Holders
Based on the Alternate Conversion Price

Market price per share as of October 15, 2015	$0.87
Alternate Conversion Price per share as of October 15, 2015	$0.66
Total shares underlying Notes based on Alternate Conversion Price	30,303,030.00
Aggregate market value of underlying shares based on per share market price as of October 15, 2015	$26,363,636.00
Aggregate conversion price of underlying shares	$20,000,000.00
Aggregate cash purchase price for the Notes	$20,000,000.00
Total discount to market price of underlying shares	24.14%

The following table sets forth the potential profit to be realized upon exercise of the Warrant by Maxim Partners based on the exercise price at October 15, 2015 and the closing price of our common stock on October 15, 2015 (the date the Warrant was issued).

Potential Profit from Exercise of the Warrant

Market price per share as of October 15, 2015	$0.87
Exercise price per share as of October 15, 2015	$1.12
Total shares underlying Warrant	446,429.00
Aggregate market value of underlying shares based on per share market price as of October 15, 2015	$388,393.00
Aggregate exercise price of underlying shares	$500,000.00
Total premium to market price of underlying shares	28.74%

Shares Issuable to Note Holders in Satisfaction of Principal and Interest

The following table sets forth the total number of shares of our common stock that would be issued to the Note holders if we elect to convert all principal and interest under the Notes into shares of common stock in lieu of paying cash. The following table assumes that: (a) installment payments of principal and interest are made every 30 days beginning on January 13, 2016, (b) no such regularly scheduled installment payments are accelerated or deferred, (c) no payments of interest will be made prior to the first installment date (which is assumed to be January 13, 2016), (d) the indicated conversion price remains the same from the first installment date until the Notes are paid in full, and (e) the Note holders do not convert the Notes at their election. This table is provided for illustrative purposes only, as it is unlikely that these assumptions will be fully accurate at all relevant times.

Number of Shares Issuable in Satisfaction of the Notes
Based on Various Assumed Conversion Prices

Assumed Conversion Price*	Number of Shares Potentially Issuable
Initial Conversion Price ($1.12 per share)	22,142,857
$1.00 per share	24,800,000
$0.80 per share	31,000,000
$0.66 per share	37,575,758
$0.45 per share	55,111,111

*Assumes conversion price remains the same throughout the entire installment payment period, which is unlikely to occur because the conversion price applicable to each installment payment will be based on the market price of our common stock prior to each such installment date.

Payments to Note Holders and Affiliates

In connection with the Notes, we are or may be required to make the following payments to the Note holders and their affiliates:

Payee	Maximum Interest Payments(1)	Maximum Early Redemption Premiums(2)	Maximum Registration Penalties(3)	Total Maximum Payments During First 12 Months(4)
Note Holders	$4,800,000	$31,000,000	$8,400,000	$6,000,000

(1) Represents the maximum amount of interest payable by us to the Note holders under the Notes assuming (a) that all installment payments thereunder are timely made, that installment payments are made every 30 days beginning on January 13, 2016, and that no installment payments are accelerated or deferred, (b) that no payments of interest will be made prior to the first installment date (which is assumed to be January 13, 2016), (c) that the Notes are not otherwise converted prior to the maturity date, (d) that interest is paid in cash, and (e) that no event of default thereunder occurs.

(2) Represents the cash amount that would be payable by us if we were required to redeem the Notes as a result of an event of default or change of control assuming that the applicable premium to be applied upon the event of default or change of control is 125% and that the event of default of change of control occurs immediately after issuance. Does not take into account any incremental interest that would be payable by reason of an event of default. The default interest rate is 15% per annum upon the occurrence and continuance of an event of default.

(3) Although there is no contractual cap on the amount of registration penalties, this represents our reasonable estimate of the maximum monetary penalties that would be payable if we failed to timely file, obtain a declaration of effectiveness or maintain the effectiveness with respect to the registration statement required under the above-described Registration Rights Agreement.  Assumes that (a) no installment payments are made under the Notes prior to August 5, 2017 (the last day on which principal payments are due under the Notes), (b) the monetary penalties begin to accrue on November 14, 2015, (c) the monetary penalties continue to accrue until August 5, 2017, (d) the Note holders do not sell under Rule 144 prior to August 5, 2017, and (e) all penalties are timely paid.

(4) Represents the maximum amount payable in cash under the other columns in this table during the first 12 months after the sale of the Notes assuming that there is no redemption thereof during the first year due to an event of default or change of control.

Net Proceeds from Private Placement of Notes

The following table sets forth the gross proceeds received from the private placement of the Notes (not including any potential proceeds from the exercise of the Warrant by Maxim Partners) and calculates the net proceeds thereof after deduction of the anticipated payments pursuant to the Notes and related documents. The net proceeds do not include the payment of any contingent payments, such as liquidated damages or repayment premiums in the case of default or a change of control. The net proceeds assumes that all interest and principal will be paid in cash and that installment payments are timely made every 30 days (beginning with the first installment payment which it is assumed will occur on January 13, 2016), notwithstanding that we may pay (and expect to pay) interest and principal in shares of our common stock under specified circumstances, as described above. The interest amount reflected below assumes that all installment payments are made when due without any event of default, and the table assumes that none of the Notes are converted prior to maturity. Based on the foregoing assumptions, the net proceeds represent approximately 67.18% of the gross proceeds.

Gross Proceeds	$20,000,000
Approximate Aggregate Interest Payments	$4,800,000
Approximate Transaction Costs (including Placement Agent Fees)	$1,765,000
Net Proceeds	$13,435,000

Comparison of Issuer Proceeds to Potential Investor Profit

As discussed above, we plan to use the proceeds from the sale of the Notes for general corporate purposes. The following table summarizes the potential proceeds we will receive pursuant to the Securities Purchase Agreement and the Notes (but does not include any potential proceeds from the exercise of the Warrant by Maxim Partners). For purposes of this table, we have assumed that the Notes will be held by the Note holders through the maturity date thereof.

Total Gross Proceeds Payable to us in the Private Placement(1)	$20,000,000
Payments that have been made or may be required to be made by us until maturity(2)	$4,800,000
Net proceeds to us assuming maximum payments made by us(3)	$15,200,000
Total possible profit to the Note holders(4)	$0
Percentage of payments and profit over net proceeds(5)	31.58%
Percentage of payments and profit over net proceeds per year of the term(6)	10.53%

(1) Includes gross proceeds payable to us on the sale of the Notes in the amount of $20,000,000.

(2) Total possible payments (excluding repayment of principal) payable by us to the Note holders or their affiliates assuming the Notes remain outstanding until the maturity date and that interest is paid in cash. Assumes that no liquidated damages are incurred and that no redemption premium on the Notes will be applicable.

(3) Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1).

(4) This number represents the total possible profit to the Note holders based on the aggregate discount to market price of the shares underlying the Notes as indicated in the above table entitled “Potential Profit from Conversion of the Notes at the Option of the Note Holders Based on the Conversion Price.” Because the conversion price of the Notes was higher than the market price on the date of issuance thereof (as reflected on such table), this number indicates a profit of “0”. However, this does not mean that the Note holders will not recognize a profit on their investment in the Notes.

(5) Percentage of the total possible payments to the Note holders as calculated in footnote (2) plus profit calculated in footnote (4) compared to the net proceeds disclosed in footnote (3).

(6) Based on a 36-month term.

Comparison of Registered Shares to Outstanding Shares

The following table compares the number of shares held by persons other than the selling stockholders, our affiliates, and affiliates of selling stockholders with the number of shares registered for resale and sold by such parties in prior transactions as well as in the current transaction involving the Notes and the Warrant:

Shares Outstanding Prior to the Private Placement Held by Persons Other than the Selling Stockholders or Affiliates of the Company or Selling Stockholders	10,585,923
Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements	0
Shares Registered for Resale by Selling Stockholders or Affiliates of the Selling Stockholders that Continue to be Held by Such Persons	0
Shares Sold in Registered Resale Transactions by the Selling Stockholders or Affiliates Thereof	0
Shares Registered for Resale by this Registration Statement on behalf of the Selling Stockholders or Affiliates Thereof in Connection with the Private Placement	3,626,917

Prior Transactions with Selling Stockholders

On June 16, 2015, we entered into a Securities Purchase Agreement with five institutional investors providing for the issuance and sale of 1,644,500 shares of our common stock and warrants to purchase up to 1,223,375 shares of our common stock in a registered direct offering (the “Prior Transaction”).  These shares and warrants were sold in units, each of which was comprised of one share of our common stock and 0.75 warrants to acquire one share of our common stock. Two of the investors in the Prior Transaction, Alto Opportunity Master Fund, SPC and Hudson Bay Master Fund Ltd., also purchased Notes in the Private Placement.

The following table summarizes the investment made by the selling stockholders in the Prior Transaction:

Name of Selling Stockholder	Total Shares Outstanding Prior to Prior Transaction	Total Shares Outstanding Prior to Prior Transaction Held by Persons Other than Selling Stockholders, or Affiliates of Company or Selling Stockholders	Total Shares Issued to Selling Stockholder in Connection with Prior Transaction(1)	Percentage of Shares Issued to Selling Stockholder in Prior Transaction(2)	Market Price Per Share Immediately before Prior Transaction(3)	Current Market Price Per Share(4)
Alto Opportunity Master Fund, SPC(5)	9,229,223	9,229,223	328,900	3.56%	$2.83	$0.66
Hudson Bay Master Fund Ltd.(6)	9,229,223	9,229,223	328,900	3.56%	$2.83	$0.66

(1) Does not include shares issuable pursuant to warrants and does not reflect dispositions, if any, occurring subsequent to the date of the Prior Transaction.

(2) Represents the total issued and outstanding shares issued to each selling stockholder in the Prior Transaction as a percentage of outstanding shares immediately prior to the Prior Transaction.

(3) The closing price of our common stock as of June 16, 2015.

(4) The closing price of our common stock as of January 15, 2016.

(5) Tenor Capital Management Company, L.P., the investment manager to Alto Opportunity Master Fund, SPC, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC and may be deemed to be the beneficial owner of these shares. Robin Shah, in his capacity as partner of Tenor Capital Management Company, L.P., may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC. Alto Opportunity Master Fund, SPC and Mr. Shah each disclaim any beneficial ownership of these shares.

(6) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

Other Information

As of the date of this prospectus, we do not believe that we will have the financial ability to make all payments on the Notes in cash when due.  Accordingly, we intend, as of the date of this prospectus, to make such payments in shares of our common stock to the greatest extent possible.

Each Note holder has advised us that it may enter into short sales in the ordinary course of its business of investing and trading securities.  In addition, each Note holder has advised us, and represented to us that no short sales were entered into during the period beginning when such Note holder was first contacted regarding this investment in our company and ending upon the public announcement of the Private Placement.  Additionally, each Note holder has agreed in the Securities Purchase Agreement that, so long as any Notes remain outstanding, the Note holder will not engage in any “Short Sales” of our common stock (other than any sale marked “short exempt” or any sale of shares deemed to be held “long” under the Securities Purchase Agreement) (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

Except as described above, we have not had any material relationships or arrangements with any of the selling stockholders, their affiliates, or any person with whom any selling stockholder has a contractual relationship regarding the Private Placement (or any predecessors of those persons).

selling stockholders

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of $3.5 million of the Notes. For additional information regarding the issuance of the Notes, see “Private Placement and Terms of Notes and Warrant” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as described above and except for the ownership of the Notes, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. Under these rules and regulations, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest.

The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock and convertible securities (including the Notes) as of October 15, 2015 (the date of the closing of the Private Placement), assuming conversion of the Notes held by each Note holder on that date but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on conversion of the Notes set forth therein.

This prospectus generally covers the resale of approximately 20% of the number of shares of common stock issuable pursuant to the Notes based on the conversion price as of October 15, 2015, the date the Notes were issued. Because the conversion price of the Notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Notes, a Note holder may not convert the Notes to the extent (but only to the extent) such Note holder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of our outstanding shares. The number of shares in the second column reflects these limitations.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock of Owned After Offering

Alto Opportunity Master Fund, SPC (1)	571,095	(2)	1,269,421	324,200

Hudson Bay Master Fund Ltd. (3)	571,095	(4)	2,357,496	246,675

(1) Tenor Capital Management Company, L.P., the investment manager to Alto Opportunity Master Fund, SPC, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC and may be deemed to be the beneficial owner of these shares. Robin Shah, in his capacity as partner of Tenor Capital Management Company, L.P., may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC. Alto Opportunity Master Fund, SPC and Mr. Shah each disclaim any beneficial ownership of these shares. The address of Tenor Capital Management Company, L.P. is 1180 Avenue of Americas, Suite 1940, New York, NY 10036.

(2) Includes (i) 77,525 shares of common stock, and (ii) 493,570 shares of common stock issuable under the Notes and/or upon exercise of the warrants issued in the Prior Transaction, which together represent 4.99% of our outstanding shares of common stock as of October 15, 2015. Does not include the additional shares of common stock issuable under the Notes and/or such warrants because the selling stockholder does not have the right to any shares of common stock with respect to the Notes or such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of our common stock (including securities convertible into common stock).

(3) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Hudson Bay Master Fund Ltd. is c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017.

(4) Includes 571,095 shares of common stock issuable (i) under the Notes, and/or (ii) upon exercise of the warrants issued in the Prior Transaction, which together represent 4.99% of our outstanding shares of common stock as of October 15, 2015. Does not include the additional shares of common stock issuable under the Notes and/or such warrants because the selling stockholder does not have the right to any shares of common stock with respect to the Notes or such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of our common stock (including securities convertible into common stock).

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

MARKET FOR COMMON STOCK AND DIVIDEND HISTORY

Our common stock, par value $0.0001 per share, is traded on the OTCQB® Venture Marketplace under the symbol “RCPI”. On January 15, 2016, the closing price of our common stock was $0.66 . Set forth below are the high and low sales prices as reported by the NASDAQ Capital Market or the NASDAQ Global Market (on which our stock was previously traded, as applicable). From time to time during the periods indicated, trading activity in our common stock was infrequent. As of January 15, 2016, there were approximately 586 registered holders of our common stock.

Effective April 14, 2015, we completed a reverse stock split in which each twenty-five shares of our common stock were automatically combined into and became one share of our common stock, subject to cash being issued in lieu of fractional shares. The prices in the table below have been adjusted to reflect the stock split.

	Price Range
	High	Low
Fiscal 2013
First Quarter	$79.00	$34.25
Second Quarter	$41.50	$28.75
Third Quarter	$55.50	$33.75
Fourth Quarter	$64.75	$28.00
Fiscal 2014
First Quarter	$28.50	$13.75
Second Quarter	$21.00	$13.00
Third Quarter	$16.00	$6.00
Fourth Quarter	$9.25	$3.25
Fiscal 2015
First Quarter	$7.00	$2.25
Second Quarter*	$4.29	$2.25
Third Quarter	$2.09	$0.76

*Effective April 14, 2015, we completed a one for twenty-five reverse stock split.

Dividend Policy

We have never paid dividends on our common stock, and our Board of Directors currently intends to retain any earnings for use in our business for the foreseeable future. Any future determination as to the payment of such cash dividends would depend on a number of factors including future earnings, results of operations, capital requirements, our financial condition and any restrictions under credit agreements outstanding at the time, as well as such other factors as our Board of Directors might deem relevant. No assurance can be given that we will pay any dividends in the future.

Equity Compensation Plan Information

The following table provides certain information, as of December 31, 2014 (as adjusted for the April 2015 stock split), with respect to our equity compensation plans under which our common stock is authorized for issuance:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted- Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column a) (c)

Equity Compensation Plans Approved by Stockholders	1,019,000	$52.93	-

BUSINESS

Overview

We are a pharmaceutical development company focused on the discovery, development, and commercialization of therapies for chronic inflammatory disease and neurologic disorders, utilizing our proprietary compounds. Our development activities are currently focused on our lead compound, anatabine citrate, which we believe based on our accumulated data demonstrates anti-inflammatory properties. Prior to September 2014, we marketed and sold an anatabine-based dietary supplement under the name Anatabloc®, together with other anatabine-based products, but we discontinued the marketing and sale of such products in September 2014 and have changed the focus of our company to pharmaceutical development activities centered primarily on anatabine citrate as a lead drug candidate. Our strategy is to leverage the underlying science and clinical data accumulated by us (partly from our prior anatabine-based products) to advance our pharmaceutical development program.

Anatabine citrate is a small molecule, cholinergic agonist which exhibits anti-inflammatory pharmacological characteristics, with a mechanism of action distinct from other anti-inflammatory drugs available, such as biologics, steroids and non-steroidal anti-inflammatories. In pre-clinical testing, anatabine demonstrates anti-inflammatory activity in a variety of in vitro and in vivo assays. Our lead compound has been investigated extensively in pre-clinical (in vitro and in vivo) studies resulting in several peer reviewed and published scientific journal articles, covering models of multiple sclerosis, Alzheimer’s disease and autoimmune thyroiditis. Individually and collectively, we believe that these studies demonstrated the anti-inflammatory effects of anatabine.  In addition, anatabine demonstrates very good bio-availability and the ability to cross the blood-brain barrier. Anatabine citrate was generally well tolerated in the human population when it was sold as a dietary supplement.

On January 30, 2015, we announced that the United Kingdom’s MHRA approved our CTA to commence a Phase I trial of our lead compound, anatabine citrate. The Phase I trial was comprised of a three part study to determine the PK profiles of selected modified release formulation prototypes and to evaluate safety and tolerability in healthy subjects. On October 15, 2015, we announced the completion of the three-part Phase I trial.

In part one of the Phase I trial, subjects took six different oral formulations of our experimental medication while safety and tolerability were assessed. The formulations differed in dose and time release profile, which produced a range of PK outcomes. All formulations were generally well tolerated with no serious adverse events or safety issues leading to study withdrawal. Part two of the trial examined the effects of food on PK profiles produced by single oral doses of the medication. There were no safety concerns with these “food effect” studies and the medication was again well tolerated. Part three of the Phase I trial was a randomized, double blind, placebo controlled study design consisting of seven days of oral dosing of the study medication (or placebo) which demonstrated that our compound was safe and well tolerated.

All active treatment parts of the Phase I trial were conducted with the healthy volunteers as inpatients in a clinical trial unit. Although we expect to have a formal analysis at a later time, the conclusions from the clinical research organization conducting the studies were that there were no clinically significant changes in any safety assessments including clinical lab tests, vital signs and ECGs in any of the parts of the Phase I trial.

In the next phase of development, we are focusing our drug development efforts on dermatological skin diseases, such as psoriasis, eczema and rare or orphan skin disorders, using our proprietary formulations of our lead compound anatabine.

Our History and the Corporate Transition

Prior to our corporate transition in December 2013, our business strategy focused on selling anatabine-based nutraceutical dietary supplements that we believe provided anti-inflammatory support and decreased the urge to smoke. We also sold an associated line of cosmetic products, pursued research and development of related dietary supplements and pharmaceutical products, and to a much lesser degree, sought to license our low-tobacco specific nitrosamine (“TSNA”) curing technology and related products.

In late 2013, our senior management and Board of Directors undertook certain significant corporate changes in order to position our company as a drug development company working towards approved drug products under U.S. and international regulatory protocols that would present greater long-term revenue prospects. In December 2013, our stockholders approved various matters necessary to effect the corporate transition. As part of the corporate transition, Michael J. Mullan, MBBS (MD), PhD was appointed our Chief Executive Officer and Chairman of our Board of Directors, and Christopher C. Chapman, MD was appointed our President. In addition to these significant management changes, our stockholders elected a new Board of Directors consisting of five new directors (including Dr. Mullan) and one existing director (Dr. Chapman). As previously disclosed, in June 2015, Dr. Chapman resigned from his position as President and from our Board of Directors.

Our corporate transition continued during 2014, during which we consolidated our offices in a single location in Sarasota, Florida, substantially reduced our employee headcount, and changed the name of our company from Star Scientific, Inc. to Rock Creek Pharmaceuticals, Inc. In September 2014, we completed the transition by discontinuing our historical business of marketing and selling anatabine-based nutritional supplements and other products.

Our Strategy

Our objective is to develop, obtain approval for, and commercialize pharmaceutical products utilizing our anatabine-based and related compounds. Now that our Phase I safety studies have been completed in Europe, we intend to pursue phase 1B/IIA studies most probably either in Europe or in other tightly regulated drug development environments. Given the unmet clinical needs of mild-to-moderate psoriasis sufferers and the many advantages from a drug development perspective of studies in skin disorders, we intend to target such disorders, particularly psoriasis in our phase 1B/IIA studies. In the longer term, we intend to file an IND application with the FDA. Ultimately, we seek approval to sell the drug in one or more formulations in the U.S., Europe, and elsewhere in the world. In connection with this strategy, we intend to leverage our substantial accumulated data from our prior business of developing, marketing, and selling anatabine-based dietary supplements, cosmetics, and tobacco craving reduction products.

Our Prior Anatabine-Based Products

Even though we have ceased the sale of dietary supplements, cosmetics, and smoking-cessation products, the data and information obtained from that business continues to be relevant to our current development activities and clinical trials, and the sales of such products are included in our financial statements for 2014 and 2013.

Overview

Our business activities previously focused on utilizing certain alkaloids found in the Solanacea family of plants (which includes potatoes, tomatoes, and eggplants) initially to oppose the desire to smoke or use other traditional tobacco products. More recently, we concentrated on the anti-inflammatory aspects of one of those alkaloids, anatabine. Prior to August 2014, we manufactured and sold two nutraceutical dietary supplements: Anatabloc® for anti-inflammatory support and CigRx® for assistance in fighting the urge to smoke cigarettes. We also engaged in the development of a cosmetic line of products that utilizes our anatabine compound to improve the appearance of the skin. We introduced Anatabloc® Facial Crème in September 2012 and related line extensions in 2013. From the introduction of Anatabloc® until its removal from the market in August 2014, our revenues had been derived almost exclusively from the sale of our anatabine-based nutraceutical products and, more particularly, Anatabloc®. We discontinued the marketing and sale of all of these products in August 2014 pending further review of this business, and in September 2014, our Board of Directors decided to permanently exit this business in the U.S.

Dietary Supplement Products

Under the discontinued business, we manufactured and sold a nutraceutical, dietary supplement Anatabloc® as well as an unflavored version of Anatabloc®. Our Anatabloc® product, which was intended to provide anti-inflammatory support, was being sold through our interactive website, a customer service center and on a consignment basis through GNC, a retailer of dietary supplements. GNC began selling Anatabloc® through its online store in early 2012. In March 2012, GNC began carrying Anatabloc® at its company-owned stores and franchised retail locations. Anatabloc® was available at GNC’s more than 4,000 retail locations throughout the country, and in February 2013 we received GNC’s 2012 top vendor award for product innovation in the “wellness” product category. Initially, marketing of Anatabloc® was directed toward physicians and other healthcare professionals. From 2013 until the product was discontinued, we focused our marketing efforts on athletes and other groups of individuals who regularly are seeking to maintain healthy levels of inflammation.

Tobacco Craving Reduction Product

In 2009, we developed a non-nicotine, non-tobacco nutraceutical, CigRx®, that was intended to temporarily reduce the desire to smoke. CigRx® was introduced into the market in August 2010 and was being sold through our interactive website and through retail outlets in the Richmond, Virginia metropolitan area. After the introduction of Anatabloc®, sales of CigRx® were small. We ceased the marketing and sale of the product in August 2014.

Cosmetics

We introduced our anatabine-based cosmetic products, Anatabloc® Facial Crème in September 2012 and Anatabloc® Revitalizing Facial Serum in March 2013. Our Anatabloc® Clarifying Facial Cleanser, which did not contain anatabine, was introduced in August 2013. These products, which were intended to improve the appearance of the skin, were removed from the market in August 2014.

Manufacturing and Distribution

Prior to discontinuing the products, we obtained all of the raw materials and packaging supplies for the manufacture of our Anatabloc®, Anatabloc® cosmetics and CigRx® products from various vendors and we maintained an inventory of critical raw materials and packaging at the manufacturing location where these products were produced.

Status of Products

In December 2013, we received a warning letter from the FDA indicating the dietary supplement products required the filing of a New Dietary Ingredient Notification (“NDIN”) to be legally marketed. In June 2014, we filed an NDIN with the FDA. On August 8, 2014, we decided to voluntarily suspend the sale of CigRx®, Anatabloc® and our cosmetic products for an indeterminate period of time. This action was taken in connection with an ongoing review of the extent to which our dietary supplement business, whether conducted by us or through future licenses and whether conducted in the U.S. or overseas, would impact our primary focus of developing pharmaceutical products from our anatabine-based compounds. On August 26, 2014, we received a response to the NDIN from the FDA. The letter indicated that the FDA considers anatabine, a principal ingredient in these products, to be a drug, because anatabine is intended to provide anti-inflammatory support and is the subject of a previously filed Investigational New Drug Application (“INDA”), and because anatabine is not a “dietary ingredient” within the meaning of the Federal Food, Drug, & Cosmetic Act. Based on the FDA position, we permanently exited the dietary supplement and cosmetic business in the U.S. However, we may continue to seek opportunities to license the product for overseas markets in accordance with applicable law. All of our revenues, cost of goods sold, marketing and sales, inventory and manufacturing machinery related to the dietary supplement and cosmetic business were accounted for as discontinued operations effective September 2014, since we exited U.S. market. (See Note 6 to the consolidated financial statements for the year ended December 31, 2014 for additional details.) The FDA notified us in a close-out letter dated October 21, 2014 that the FDA has completed its evaluation of our corrective actions in response to the warning letter issued on December 24, 2013. In this notification the FDA stated that based on its evaluation, we have addressed the putative violations in the warning letter.

Research Initiatives Related to Prior Products

Although we have discontinued the sale and marketing of our anatabine-based products, previous research relating to these products conducted in conjunction with the Roskamp Institute and other research institutions has generated a body of knowledge that is currently being used to guide our drug development program.

Since 2011, our company, the Roskamp Institute, and researchers at Johns Hopkins University have completed and reported on a number of studies designed to assess the ability of our anatabine compound to lower inflammation in a variety of pre-clinical (non-human) and clinical (human) settings. One study conducted by the Roskamp Institute and reported in The European Journal of Pharmacology showed that anatabine lowered levels of amyloid production both in the “test tube” and when administered to mice vulnerable to accumulation of amyloid which, at excessive levels, damages brain tissue. A second manuscript written by the same researchers and published online in The European Journal of Pharmacology in 2012, and in manuscript form in January 2013, further characterized the anti-inflammatory effects of anatabine in several types of animal tissues, in human cells, and in human whole blood. The Roskamp Institute also presented results of pre-clinical studies of anatabine in mouse models of multiple sclerosis, traumatic brain injury, and Alzheimer’s disease at the Neuroscience 2012 conference held in New Orleans in October 2012. A preclinical investigator-initiated and independently funded study from Johns Hopkins that examined the effect of anatabine supplementation in a mouse model of autoimmune thyroiditis was published in September 2012 in an article entitled, “Anatabine Ameliorates Experimental Autoimmune Thyroiditis” in the Endocrine Society’s journal, Endocrinology (Endocrinology. 2012 Sep; 153(9):4580-7). In January 2013, the results of the animal multiple sclerosis study were published in PLoS One under the title “Amelioration of Experimental Autoimmune Encephalomyelitis by Anatabine.” In May 2014, researchers from the Roskamp Institute published an additional manuscript in “Brain Disorders & Therapy”, entitled “Anatabine Attenuates Tau Phosphorylation and Oligomerization in P301S Tau Transgenic Mice”, which described how anatabine attenuated tau phosphorylation in vivo animal models.

We also have been involved in human (clinical) trials evaluating the impact of supplementation with anatabine on an inflammatory marker, C-reactive protein (“CRP”) (which is believed to be an indicator of coronary heart disease), on Hashimoto’s autoimmune thyroiditis, in individuals with mild to moderate Alzheimer’s disease and in a multi-site study of Anatabloc® Facial Crème. In February 2012, we reported research on the first clinical trial demonstrating that Anatabloc® lowers chronic inflammation measured by CRP levels in the blood. The reported results were obtained in connection with an in-house study undertaken by our subsidiary, RCP Development, that involved a group of smokers who had been using Anatabloc® on an extended basis. In October 2012, we reported further results, based on an interim look at the results of a second CRP study that was conducted by the Roskamp Institute as the study sponsor. That interim look showed that 61% of diabetic subjects (11 of 18) taking metformin (the most common drug prescribed to diabetics) had a CRP reduction, as did 38% of the general trial population not taking metformin (31 of 81). Overall, 42 of 99 subjects (42%) had a decrease in CRP after one month of anatabine supplementation. After further extensive review of the interim data from this CRP study, we and the Roskamp Institute completed the study report, which confirmed the interim findings reported in October 2012. The report further confirmed that the supplement was safe and well tolerated, but that, given the cyclical nature of CRP levels, further enrollment in the study would not be productive.

On January 7, 2013, we reported initial results for our Thyroid Health Study. Those results suggest that dietary supplementation with anatabine ameliorates the immune system’s targeting of the thyroid gland in cases of autoimmune thyroiditis. On October 31, 2013, the results of the Thyroid Health Study were published online in The Journal of Clinical Endocrinology & Metabolism in a peer-reviewed brief report entitled “Anatabine supplementation decreases thyroglobulin antibodies in patients with chronic lymphocytic autoimmune (Hashimoto’s) thyroiditis”. Also in October 2013, a peer-reviewed article titled, “Effects of Dietary Supplementation with the Solanacea Plant Alkaloid Anatabine on Joint Pain and Stiffness: Results from an Internet-Based Survey Study”, was published in Clinical Medicine Insights: Arthritis and Musculoskeletal Disorders.

An Alzheimer’s study that was sponsored by our company and conducted and paid for by the Roskamp Institute began enrolling subjects at the end of August 2012. Subjects were treated with Anatabloc® dietary supplement formulation. By May 1, 2014, 83 subjects had been screened, 62 subjects had been enrolled in the study and 53 subjects had completed the study. This study was subsequently halted and the Roskamp Institute has no plans to extend it, particularly because Anatabloc® is no longer available in the U.S.

Both the double-blind and open-label portion of the Anatabloc® Facial Crème study were completed at the end of August 2013. A total of 109 of the 117 subjects enrolled in the study completed the double-blind portion of the study and 85 of 88 subjects completed the open-label extension. The study report is in preparation, but a first look at the data shows that both the active and placebo treatments produced marked improvements in both investigator and subject-related measures of appearance and severity of conditions.

Our company also received “MedSafe” approval from the New Zealand Medicines and Medical Devices Safety Authority allowing us to conduct a clinical study in New Zealand. In December 2014, our company received a New Zealand Ministry of Health Ethics Committee approval to conduct a single-site, open-label human study, entitled “Determination of the Blood Pharmacodynamic Effects following a Single Dose of Oral Anatabine Citrate in Normal, Healthy Volunteers”. The primary outcome measure was the pharmacodynamic assessment of inflammatory markers including the expression and/or production of pro-inflammatory mediators from peripheral blood cells. This study will offer further insights into anatabine citrate’s anti-inflammatory mechanism of action in human blood. The study data have been analyzed and are currently being evaluated for potential new intellectual property opportunities.

Our Current Drug Development Program

We expect our research and development efforts in 2015 and 2016 will focus almost exclusively on the development of anatabine citrate and related compounds as drug candidates. In particular, we expect our efforts will primarily focus on conducting clinical trials related to the various phases (Phase I, Phase II, and Phase III) of the drug development process. (For information related to the costs and expenses related to research and development for drug products, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.) We will continue to leverage the underlying science and clinical data accumulated by us in relation to our dietary supplement products and many preclinical studies to advance our drug development program.

We filed a CTA in the United Kingdom in December 2014. On January 30, 2015, we announced that the United Kingdom’s MHRA approved the CTA to conduct Phase I trials of several anatabine citrate-based drugs. These clinical trials were primarily designed to test the safety and tolerability of each anatabine citrate drug in healthy volunteers. We commenced these clinical studies in February 2015 and finished the clinical dosing part of the studies in October 2015. The Phase I trial was comprised of a three part study to determine the PK profiles of selected modified release formulation prototypes and to evaluate safety and tolerability in healthy subjects. On October 15, 2015, we announced the completion of the three-part Phase I trial.

In part one of the Phase I trial, subjects took six different oral formulations of our experimental medication while safety and tolerability were assessed. The formulations differed in dose and time release profile, which produced a range of PK outcomes. All formulations were generally well tolerated with no serious adverse events or safety issues leading to study withdrawal. Part two of the trial examined the effects of food on PK profiles produced by single oral doses of the medication. There were no safety concerns with these “food effect” studies and the medication was again well tolerated. Part three of the Phase I trial was a randomized, double blind, placebo controlled study design consisting of seven days of oral dosing of the study medication (or placebo) which demonstrated that our compound was safe and well tolerated.

All active treatment parts of the Phase I trial were conducted with the healthy volunteers as inpatients in a clinical trial unit. Although we expect to have a formal analysis at a later time, the conclusions from the clinical research organization conducting the studies were that there were no clinically significant changes in any safety assessments including clinical lab tests, vital signs and ECGs in any of the parts of the Phase I trial. Data analyses are ongoing in November with full reports anticipated in the first quarter of 2016.

We filed an IND application with the FDA in June 2014, which was placed on clinical hold by the FDA, who advised us that additional preclinical data would be required to lift the clinical hold. Additional preclinical studies designed to directly address the FDA’s advice were conducted and completed in 2014. We filed a response to the IND clinical hold in February 2015. The FDA responded in March 2015 by maintaining the clinical hold pending additional data from us. In August 2015, we withdrew the IND which was confirmed by the FDA in September. We plan to file a new IND when we have accrued sufficient human and other data from studies in Europe and elsewhere at the time deemed most appropriate to begin human clinical trials in the U.S.

Through previous and ongoing studies, we continue to identify human diseases most responsive to the pharmacologic and biologic properties of our compounds. Importantly, the scientific literature underlines the potential drug-like properties of anatabine-based drugs including, for instance, binding to known pharmacologically relevant receptors and exhibiting biological effects relevant to disease states in preclinical models. Further, there are existing anecdotal reports and clinical studies that suggest that anatabine-based compounds have the potential to be drug candidates. We believe that a critical aspect of our strategy is that the preclinical animal and anecdotal human data suggest anatabine-based compounds have the potential to impact a number of inflammatory disorders in addition to being able to modulate certain brain receptors. Modulation of brain receptors is potentially important, for instance, in mitigating nicotine addiction.

Part of our drug development strategy is to leverage the previous and ongoing research and development efforts of our company, much of which had been undertaken in conjunction with the Roskamp Institute (see “Our Relationship with the Roskamp Institute” below). In particular, in his prior position as Chief Executive Officer of the Roskamp Institute, Dr. Mullan has been intimately involved with the research being conducted with respect to anatabine over the last four years. This research shows that, in a number of preclinical cell based and animal models, anatabine inhibits the activation of Nuclear Factor Kappa B (NFK-B), a critical regulatory protein complex responsible for the generation of inflammatory molecules in a wide range of inflammatory conditions. As a result, in these preclinical models of inflammatory conditions, in the presence of anatabine, there is reduced activation of inflammatory cells, reduced release of inflammatory molecules and reduced tissue damage. Research conducted by the Roskamp Institute also demonstrates that anatabine is well tolerated in anti-inflammatory doses in animal models.

Our Relationship with the Roskamp Institute

The Roskamp Institute is a private nonprofit medical research organization in Sarasota, Florida whose stated purpose is understanding causes of and finding cures for neuropsychiatric and neurodegenerative disorders and addictions. Dr. Mullan, our Chief Executive Officer, is a co-founder of the Roskamp Institute and formerly served as the Chief Executive Officer of the Roskamp Institute. Dr. Mullan is also a member of the Board of Directors for the Roskamp Institute and provides consulting services from time to time.

In 2010 and 2011, respectively, Robert G. Roskamp, the founder of the Roskamp Institute, purchased from us for cash, (i) 30,769 shares of our common stock and warrants to purchase an additional 30,769 shares at an exercise price of $37.50 per share, and (ii) 10,178 shares and warrants to purchase an additional 10,178 shares at an exercise price of $100.00 per share, in each case as adjusted to reflect our April 2015 stock split.

We have entered into a Research and Royalty Agreement with an affiliate of the Roskamp Institute pursuant to which we were obligated to pay royalties of 5% of Anatabloc® sales (such royalties being equal to $50, $301, $431 and $99 thousand for the years 2011, 2012, 2013 and 2014, respectively). These royalties have been reclassified to Discontinued Operations in our consolidated statements of operations. During the same four year period, we paid research related fees of $1.1, $1.2, $0.9 and $0.6 million to the Roskamp Institute and its wholly owned for-profit subsidiary, SRQ Bio LLC. For the nine months ended September 30, 2015, we incurred $0.6 million in research-related fees, and $14,000 for administrative services. For the nine months ended September 30, 2015, we have paid $0.3 million to SRQ Bio, LLC for research-related fees and administrative services.

We also entered into a lease agreement with the Roskamp Institute, effective March 1, 2014, pursuant to which the Roskamp Institute is leasing office space to us. This office space, which is now being used as our principal executive office, is located in Sarasota, Florida. Under the terms of the lease agreement, we are obligated to pay rent in the amount of $2,000 per month plus applicable sales tax to the Roskamp Institute. We also paid a $2,000 security deposit in connection with the lease agreement. The lease agreement has a 24 month term, after which we may elect to continue the lease for up to three additional 12 month periods. Effective as of April 1, 2014, we entered into an amendment to the lease agreement pursuant to which the Roskamp Institute is leasing us additional space (at the same location) at an additional cost of $250 per month. In the year ended December 31, 2014, we paid $30,000 in rent to the Roskamp Institute pursuant to the lease agreement, as amended, and $42,000 for administrative services. For the nine months ended September 30, 2015, we paid $20,250 in rent to Roskamp Institute pursuant to the lease agreement, and received no administrative services during this time frame.

As of September 30, 2015, December 31, 2014 and December 31, 2013, we owed the Roskamp Institute and its affiliates $0.3 million, $0.1 million and $0.5 million, respectively.

Our Intellectual Property

Our Intellectual Property Initiatives Relating to Anatabine and Related Compounds and Anatabine Citrate-Based Products

Since 2010, we have filed United States patent applications relating to anatabine and related compounds and anatabine citrate-based products. These included:

•	two applications for therapeutic methods involving the administrations of anatabine or an isomer or salts thereof, for treating chronic inflammation that may be associated with disorders such as thyroiditis, cancer, arthritis, Alzheimer’s disease and multiple sclerosis;

•	an application for our CigRx® and our Anatabloc® formulations;

•	an application for the synthesis of anatabine and an application for a relapse prevention product;

•	an application for an inhaler that would use anatabine for smoking cessation;

•	an application for a beverage product containing anatabine or a derivative or salt thereof; and

•	an application for a skin care product containing anatabine or a derivative thereof.

We also filed an application for a design patent relating to the 20-piece container used for our CigRx® and Anatabloc® products and a divisional application for food grade salts of anatabine.

In 2013, the United States Patent and Trademark Office (“PTO”) issued a patent to us claiming anatabine citrate under our divisional application for food grade salts of anatabine. In June 2012, the PTO issued a patent to us for an improved method of synthesizing anatabine that facilitates large scale commercial production of high purity anatabine, and in August 2012, issued a patent to us for an anatabine and yerba mate composition and uses thereof in assisting weight loss and curbing the urge for tobacco. In 2011, the PTO issued a design patent to us for the 20-piece dispenser used for our CigRx® and Anatabloc® products. We also have several foreign and international applications pending that relate to our Anatabloc® product, a relapse prevention product and the administration of anatabine, its isomers and any derivatives thereof for treating inflammatory mediated disorders generally, and also for autism and seizure indications. In 2014, we filed a divisional application with method claims in connection with our prior application for the Anatabloc® formulation and in lieu of the previously filed application.

Our Portfolio of Patents and Pending Patent Applications

We believe that our patent portfolio comprised of patents and patents licensed by us under the License Agreement with Regent Court discussed below, along with our pending patent applications relating to uses of anatabine and products derived therefrom, establishes us as a world leader in the anti-inflammatory property of anatabine and for curing technology that consistently produces very low-TSNA tobacco.

The following table provides information about our material owned and licensed patents and patent applications:

Owner	Serial Number	Patent Number	Country	Title	Filing Date	Issue Date

Regent Court Technologies, LLC	10/042,164	6,350,479	US	Monoamine Oxidase (MAO) inhibitors and uses thereof	1/11/2002	5/27/2003

Regent Court Technologies, LLC	10/396,319	6,929,811	US	Monoamine Oxidase (MAO) inhibitors and uses thereof	3/26/2003	8/16/2005

Owner	Serial Number	Patent Number	Country	Title	Filing Date	Issue Date

Rock Creek Pharmaceuticals, Inc.	12/729,346	8,207,346	US	Synthesis of Anatabine	3/23/2010	6/26/2012

Rock Creek Pharmaceuticals, Inc.	29/367,079	D639,178 S	US	Dispenser	8/3/2010	6/7/2011

Rock Creek Pharmaceuticals, Inc.	12/826,985	8,241,680	US	Nutraceutical Product Containing Anatabine and Yerba Mate	6/30/2010	8/14/2012

Rock Creek Pharmaceuticals, Inc.	12/966,026	—	US	Smoking Cessation Lozenge containing Tobacco Alkaloid and Silver Salt	12/13/2010	—

Rock Creek Pharmaceuticals, Inc.	13/235,860	—	US	Methods and Products for Treating Inflammation	9/19/2011	—

Rock Creek Pharmaceuticals, Inc.	13/235,893	—	US	Methods and Products for Treating Inflammation	9/19/2011	—

Rock Creek Pharmaceuticals, Inc.	13/477,295	8,557,999	US	Pharmaceutical, Dietary Supplement, and Food Grade Salts of Anatabine	5/22/2012	10/15/2013

Rock Creek Pharmaceuticals, Inc.	13/803,028	—	US	Skin Care Products Containing Anatabine or Derivative Thereof	3/14/2013	—

Rock Creek Pharmaceuticals, Inc.	14/068,259	—	US	Beverage Products	10/31/2013	—

Rock Creek Pharmaceuticals, Inc.	14/167,285	—	US	Method of Providing Anti-Inflammation Support	1/29/2014	—

Rock Creek Pharmaceuticals, Inc.	3032/KOLNP/2012	—	IN	Synthesis of Anatabine	10/9/2012	—

Rock Creek Pharmaceuticals, Inc.	GCC 2012/22137	—	GCC	Products for Anti-Inflammation Support	8/29/2012	—

Rock Creek Pharmaceuticals, Inc.	10842480.5	EP 2,515,918	EPO	Smoking Cessation Lozenge containing Tobacco Alkaloid and Silver Salt	6/21/2012	3/26/2014

Rock Creek Pharmaceuticals, Inc.	11714880.9	—	EPO	Synthesis of Anatabine	10/9/2012	—

Owner	Serial Number	Patent Number	Country	Title	Filing Date	Issue Date

Rock Creek Pharmaceuticals, Inc.	12777002.2	—	EPO	Methods and Products for Treating Inflammation	10/31/2013	—

Rock Creek Pharmaceuticals, Inc.	001256226	—	EM	Dispenser	1/24/2011	—

Rock Creek Pharmaceuticals, Inc.	2794097	—	CA	Synthesis of Anatabine	9/21/2012	—

Rock Creek Pharmaceuticals, Inc.	2834280	—	CA	Methods and Products for Treating Inflammation	10/24/2013	—

Rock Creek Pharmaceuticals, Inc.	2012249487	—	AU	Methods and Products for Treating Inflammation	10/23/2013	—

Rock Creek Pharmaceuticals, Inc.	14108579.6	—	HK	Methods and Products for Treating Inflammation	8/21/2014	—

Our License Agreement with Regent Court

We are the exclusive licensee under a License Agreement with Regent Court Technologies, LLC (“Regent Court”) that provides, among other things, for the grant of an exclusive, worldwide, irrevocable license to us, with the right to grant sublicenses, to make, use and sell tobacco and tobacco containing products using Regent Court’s patent rights and know-how relating to the processes for curing tobacco so as to substantially prevent the formation of TSNAs, whether such patent rights and know-how are now in existence or hereafter developed. Regent Court is owned by our former CEO, Jonnie R. Williams, and a third party. The License Agreement provides us exclusive rights to any inventions of Regent Court and its affiliates during the term of the License Agreement relating to the production, treatment or curing of tobacco, or a method of manufacturing a product containing tobacco, and to any method of extracting one or more substances from tobacco for the purpose of incorporating such substance or substances in a product or products. Absent a material breach, the License Agreement will continue until the expiration of the last of the applicable patents, which includes 13 U.S. patents and corresponding foreign patents, as well as any additional patents issued to Regent Court during the term of the License Agreement. Generally, patents have a term of 20 years from the initial date of filing of a patent application. The U.S. patents subject to the License Agreement expire at various dates between June 28, 2016 and March 9, 2030. While we have discontinued the sale of tobacco products as of December 31, 2012, we continue to pursue means of collecting royalties for our curing technology through licensing arrangements and through monitoring of the curing practices of industry participants as applicable, and in 2013, we licensed certain patents for use in the manufacture and sale of low-TSNA dissolvable smokeless tobacco products to a Virginia tobacco manufacturer.

We are obligated to pay to Regent Court a royalty of 2% on the net sales of our licensed products and the products of any affiliated sub-licensees, and 6% on all fees and royalties received by us from unaffiliated sub-licensees, less any related research and development costs incurred by us as well as costs incurred in enforcing the patent rights. The License Agreement may be terminated by us upon 30 days written notice. Regent Court may terminate the License Agreement upon a default in the payment of royalties or a failure to submit a correct accounting continuing for at least 30 days after written notice from Regent Court, a material breach of any other of our obligations under the License Agreement continuing for at least 60 days after written notice from Regent Court, or in the event of a change of control resulting from the purchase of our stock or all or substantially all of our assets. The License Agreement obligates us to enforce and pay for United States and foreign patent rights and contains other provisions typically found in patent license agreements, such as provisions governing patent enforcement and the defense of any infringement claims asserted against us or our sub-licensees. The License Agreement further provides that any and all costs, obligations or liabilities related to patent infringement matters brought against us will be borne by us. We have agreed to indemnify and defend Regent Court and its affiliates against losses incurred in connection with our use, sale or other disposition of any licensed product or the exercise of any rights under the License Agreement. Regent Court has made no representations to us in any document regarding the efficacy of the licensed technology.

Our Trademarks

We have obtained trademark protection for the brand names of products previously manufactured and sold by our company and other trade names associated with those products. Currently, we have a total of 18 registered trademarks and 4 marks that have been issued on “an intent to use” basis. We have also licensed three of our trademarks in connection with a license agreement entered into in 2007 and other trademarks relating to our low-TSNA smokeless tobacco products under a license agreement entered into in 2013.

Our Competition

The pharmaceutical and biotechnology industries are intensely competitive and subject to rapid and significant technological change. With respect to our drug development program, we are an early stage company with no history of operations in that area. Many of our competitors have substantially more resources than we do, particularly financial resources to conduct product development efforts. In addition, many of our competitors have more experience than us in pre-clinical and clinical development, manufacturing, regulatory matters and global commercialization. We are also competing against academic institutions, governmental agencies and private organizations that are conducting research in the field of drug development.

Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or our competitors’ products may be an important competitive factor. Accordingly, the speed with which we can develop products, complete pre-clinical testing, clinical trials, and approval processes, and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, reimbursement, and patent position.

Government Regulation

FDA Regulation

The research, testing, manufacture, and marketing of drug products and their delivery systems are extensively regulated in the United States and the rest of the world. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (“FDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, approval, manufacture, storage, record keeping, reporting, packaging, labeling, promotion and advertising, marketing, and distribution of pharmaceutical products. Failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and the inability to obtain or maintain required approvals to test or market drug products. These sanctions could include, among other things, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, clinical holds, injunctions, fines, civil penalties, or criminal prosecution.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include nonclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of an IND application, which must become effective prior to commencement of clinical testing, approval by an institutional review board (“IRB”) at each clinical site before each trial may be initiated, completion of adequate and well-controlled clinical trials to establish that the drug product is safe and effective for the indication for which FDA approval is sought, submission to the FDA of an NDA, review and recommendation by an advisory committee of independent experts (particularly for new chemical entities), satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice (“cGMP”) requirements, satisfactory completion of an FDA inspection of the major investigational sites to ensure data integrity and assess compliance with good clinical practice (“GCP”) requirements, and FDA review and approval of the NDA. Satisfaction of FDA pre-market approval requirements typically takes several years, but may vary substantially depending upon the complexity of the product and the nature of the disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures on a company’s activities. Success in early stage clinical trials does not necessarily assure success in later stage clinical trials. In addition, data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product, including new safety risks, may result in restrictions on the product or even complete withdrawal of the product from the market.

Nonclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal testing to assess the potential safety and efficacy of the product. The conduct of the nonclinical tests and formulation of compounds for testing must comply with federal regulations and requirements. The results of nonclinical testing are submitted to the FDA as part of an IND, together with chemistry, manufacturing and controls (“CMC”) information, analytical and stability data, a proposed clinical trial protocol and other information.

A 30-day waiting period after the filing of an IND is required prior to such application becoming effective and the commencement of clinical testing in humans. If the FDA has not commented on, or questioned, the application during this 30-day waiting period, clinical trials may begin. If the FDA has comments or questions, these must be resolved to the satisfaction of the FDA prior to commencement of clinical trials. The IND review process can result in substantial delay and expense. We, an IRB, or the FDA may, at any time, suspend, terminate or impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA.

We filed an IND application with the FDA in June 2014 to conduct a Phase I clinical trial. This IND was placed on clinical hold by the FDA, who advised us at the time that additional preclinical data would be required to lift the clinical hold. Additional preclinical studies designed to directly address the FDA’s advice were conducted and completed in 2014. We filed a response to the IND clinical hold in February 2015. The FDA responded in March 2015 by maintaining the clinical hold pending additional data from us. In August 2015, we withdrew the IND which was confirmed by the FDA in September. We plan to file a new IND when we have accrued sufficient human and other data from studies in Europe and elsewhere at the time deemed most appropriate to begin human clinical trials in the U.S. Meanwhile, we filed a CTA in Europe and the UK’s MHRA approved a Phase I trial in the UK which we have now completed and we are in the process of analyzing the data.

Clinical trials involve the administration of an investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, including GCP, which are ethical and scientific quality standards and FDA requirements for conducting, recording and reporting clinical trials to assure data integrity and protect the rights, safety and well-being of trial participants and include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the trial and the safety and effectiveness criteria to be evaluated. Each protocol involving testing on human subjects in the United States must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to primarily assess safety, tolerability, pharmacokinetics, pharmacological actions and metabolism associated with increasing doses. Phase 2 usually involves trials in a limited patient population, to assess the optimum dosage and dose regimen, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied.

If Phase 2 clinical trials demonstrate that a drug may be effective and the risks are considered acceptable given the observed efficacy of the drug and the severity of the illness, Phase 3 clinical trials may be undertaken to further evaluate the drug’s clinical efficacy, side effects, and safety in an expanded patient population, typically at geographically dispersed clinical trial sites, to establish the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. Phase 1, Phase 2 or Phase 3 testing of any drug candidates may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States. The FDA may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the subject. The FDA, an IRB, or a clinical trial sponsor may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request that additional clinical trials be conducted as a condition to product approval. Finally, sponsors are required to publicly disseminate information about ongoing and completed clinical trials on a government website administered by the National Institutes of Health (“NIH”) and are subject to civil monetary penalties and other civil and criminal sanctions for failing to meet these obligations. After successful completion of the required clinical testing, as well as nonclinical testing and manufacturing requirements, generally an NDA is prepared and submitted to the FDA.

We believe that any product candidate we develop will be regulated as a new drug by the FDA. FDA approval of an NDA is required before marketing of a new drug may begin in the United States. The NDA must include the results of extensive pre-clinical, clinical and other testing, as described above, a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls, proposed labeling and other information. In addition, an NDA for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration must contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations, and support dosing and administration for each pediatric subpopulation for which the drug is shown to be safe and effective. In some circumstances, the FDA may grant deferrals for the submission of some or all pediatric data, or full or partial waivers.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (“PDUFA”) as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for each NDA application requiring clinical data, was approximately $2.3 million. PDUFA also imposes an annual product fee for drugs and an annual establishment fee on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. If the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The FDA has agreed to specified performance goals regarding the timing of its review of NDAs, although the FDA does not always meet these goals. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes independent clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA normally conducts a pre-approval inspection to gain assurance that the manufacturing facility, methods and controls are adequate to preserve the drug’s identity, strength, quality, purity and stability, and are in compliance with regulations governing cGMPs. In addition, the FDA often will conduct a bioresearch monitoring inspection of select clinical trial sites involved in conducting pivotal studies to assure data integrity and compliance with applicable GCP requirements.

If the FDA evaluation of the NDA and the inspections of manufacturing facilities and clinical trial sites are favorable, the FDA may issue an approval letter, which authorizes commercial marketing of the drug with specific prescribing information for a specific indication. As a condition of NDA approval, the FDA may require post-approval testing, sometimes referred to as Phase 4 trials, and surveillance to monitor the drug’s safety or effectiveness and may impose other conditions, including labeling restrictions, which can materially impact the potential market and profitability of the drug. In addition, the FDA may impose distribution and use restrictions and other limitations on labeling and communication activities with respect to an approved drug product through a Risk Evaluation and Mitigation Strategy (“REMS”) plan. Once granted, product approvals may be further limited or withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Once an NDA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, recordkeeping, product sampling, and distribution. Additionally, the FDA also strictly regulates the promotional claims that may be made about prescription drug products and biologics. In particular, the FDA generally prohibits pharmaceutical companies from promoting their drugs or biologics for uses that are not approved by the FDA as reflected in the product’s approved labeling. In addition, the FDA requires substantiation of any safety or effectiveness claims, including claims that one product is superior in terms of safety or effectiveness to another. Superiority claims generally must be supported by two adequate and well-controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products or our costs. We must also notify the FDA of any change in an approved product beyond variations already allowed in the approval. Certain changes to the product, its labeling or its manufacturing require prior FDA approval and may require the conduct of further clinical investigations to support the change, which may require the payment of additional, substantial user fees. Such approvals may be expensive and time-consuming and, if not approved, the FDA will not allow the product to be marketed as modified.

If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a complete response letter. The complete response letter describes the deficiencies that the FDA has identified in an application and, when possible, recommends actions that the applicant might take to place the application in condition for approval. Such actions may include, among other things, conducting additional safety or efficacy studies after which the sponsor may resubmit the application for further review. Even with the completion of this additional testing or the submission of additional requested information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Once an NDA is approved, the product covered thereby becomes a listed drug that can, in turn, be relied upon by potential competitors in support of approval of an abbreviated new drug application (“ANDA”) or 505(b)(2) application upon expiration of certain patent and non-patent exclusivity periods, if any. An approved ANDA generally provides for marketing of a drug product that has the same active ingredients in the same strength, dosage form and route of administration as the listed drug and has been shown through appropriate testing (unless waived) to be bioequivalent to the listed drug. There is no requirement, other than the requirement for bioequivalence testing (which may be waived by the FDA), for an ANDA applicant to conduct or submit results of nonclinical or clinical tests to prove the safety or effectiveness of its drug product. Drugs approved in this way are commonly referred to as generic equivalents to the listed drug, are listed as such by the FDA and can often be substituted by pharmacists under prescriptions written for the original listed drug. A 505(b)(2) application is a type of NDA that relies, in part, upon data the applicant does not own and to which it does not have a right of reference. Such applications typically are submitted for changes to previously approved drug products.

Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains a previously approved active ingredient but is approved in, among other things, a new dosage, dosage form, route of administration or combination, or for a new use, if the FDA determines that new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are essential to the approval of the application. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for generic versions of the original, unmodified drug product. Federal law also provides a period of up to five years exclusivity following approval of a drug containing no previously approved active moiety, which is the molecule or ion responsible for the action of the drug substance, during which ANDAs and 505(b)(2) applications referencing the protected listed drug cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Additionally, in the event that the sponsor of the listed drug has properly informed the FDA of patents covering its listed drug, applicants submitting an ANDA or 505(b)(2) application referencing the listed drug are required to make one of four patent certifications for each listed patent, except for patents covering methods of use for which the ANDA or 505(b)(2) applicant is not seeking approval. If an applicant certifies its belief that one or more listed patents are invalid, unenforceable, or not infringed (and thereby indicates it is seeking approval prior to patent expiration), it is required to provide notice of its filing to the NDA sponsor and the patent holder within certain time limits. If the patent holder then initiates a suit for patent infringement against the ANDA or 505(b)(2) applicant within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) application until either 30 months have passed or there has been a court decision or settlement order holding or stating that the patents in question are invalid, unenforceable or not infringed. If the patent holder does not initiate a suit for patent infringement within the 45 days, the ANDA or 505(b)(2) application may be approved immediately upon successful completion of FDA review, unless blocked by another listed patent or regulatory exclusivity period. If the ANDA or 505(b)(2) applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) application until those patents expire. The first of the ANDA applicants submitting substantially complete applications certifying that one or more listed patents for a particular product are invalid, unenforceable, or not infringed may qualify for an exclusivity period of 180 days running from when the generic product is first marketed, during which subsequently submitted ANDAs containing similar certifications cannot be granted effective approval. The 180-day generic exclusivity can be forfeited in various ways, including if the first applicant does not market its product within specified statutory timelines. If more than one applicant files a substantially complete ANDA on the same day, each such first applicant will be entitled to share the 180-day exclusivity period, but there will only be one such period, beginning on the date of first marketing by any of the first applicants.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency or reviewing courts in ways that may significantly affect our business and development of our product candidates and any products that we may commercialize. It is impossible to predict whether additional legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of any such changes may be. Federal budget uncertainties or spending reductions may reduce the capabilities of the FDA, extend the duration of required regulatory reviews, and reduce the availability of clinical research grants.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in all or most foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a CTA much like the IND application prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. In January 2015, we announced that the United Kingdom’s MHRA approved our CTA to conduct Phase I trials of several anatabine citrate-based drugs in healthy volunteers, and we commenced these clinical trials in February 2015.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP, which have their origin in the World Medical Association’s Declaration of Helsinki, the applicable regulatory requirements, and guidelines developed by the International Conference on Harmonization for GCP practices in clinical trials.

The approval procedure also varies among countries and can involve requirements for additional testing. The time required may differ from that required for FDA approval and may be longer than that required to obtain FDA approval. Although there are some procedures for unified filings in the European Union (“EU”), in general, each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

In Europe, marketing authorizations may be submitted under a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology and many pharmaceutical products and provides for the grant of a single marketing authorization that is valid in all EU member states. The decentralized procedure is a mutual recognition procedure that is available at the request of the applicant for medicinal products that are not subject to the centralized procedure.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Product Liability

Prior to the introduction of Anatabloc®, Anatabloc® Facial Crème and CigRx®, we obtained product liability insurance for each of those now-discontinued products. This insurance covers claims arising from product defects or claims arising out of the sale, distribution and marketing of Anatabloc®, Anatabloc® cosmetics and CigRx®. There have been no claims asserted with respect to any injury arising from the use of our products to date. If any such claims are asserted in the future and ultimately result in liability that exceeds the limits of our insurance coverage, this could have a materially adverse effect on our financial condition. In 2014, a purported class action was filed with respect to the purchase of our Anatabloc® product. In that case, plaintiff seeks a refund for all persons purchasing Anatabloc® on the basis that the products were not effective for claims asserted. We have been advised by our insurance carrier that the claims asserted in this case are not covered by our product liability insurance.

In the past, we maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contained any foreign object (i.e., any object that was not intended to be included in the manufactured product). The product liability insurance previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that insurance for health-related claims can currently be obtained. Although we ceased selling cigarettes in 2007 and exited from the tobacco business as of December 31, 2012, we may be named as a defendant in such cases in the future. However, we believe that we have conducted our business in a manner that decreases the risk of liability in a lawsuit of the type described above, because we have attempted to consistently present to the public the most current information regarding the health risks of long-term smoking and tobacco use generally, have always acknowledged the addictive nature of nicotine and have never targeted adolescent or young persons as customers.

Our Employees and Consultants

As of November 9, 2015, we employed 5 full-time employees, 2 full-time consultants, and no part-time employees.

From time to time, we engage temporary personnel to augment our regular employee staff. Further, we utilize the services of consultants, scientific and technical experts and, from time-to-time, independent contractors to provide key functions in the scientific, medical, public healthcare, compliance, technology, legal, communications, financial and related fields. The use of such third-party providers enables us to secure unique expertise on both a formal and informal basis in a wide variety of areas that we might otherwise not be in a position to obtain or which we would otherwise be required to obtain through the hiring of additional employees at a potentially greater cost to us. Substantially all of our research and development efforts have been, and are expected to continue to be, conducted pursuant to contractual arrangements with universities, scientific, medical and public health consultants, independent investigators and research organizations.

Discontinued Operations

We exited the cigarette business in June 2007 and discontinued the sale of our low-TSNA smokeless tobacco products as of December 31, 2012.

On August 26, 2014, we received a response to the NDIN for our dietary supplements from the FDA. The letter indicated that the FDA considers anatabine, a principal ingredient in these products, to be a drug, because anatabine was intended to provide anti-inflammatory support and was previously authorized for investigation as a new drug, and also because anatabine is not a “dietary ingredient” within the meaning of the FDCA. Based on the FDA position, we permanently exited the dietary supplement business for anatabine in the U.S. However, we may continue to seek opportunities to license the product for overseas markets in accordance with applicable laws.

See Note 6 to our consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus for further details related to these discontinued operations.

Properties

As part of our corporate transition, we completed, as of December 31, 2014, the process of consolidating our offices in Sarasota, Florida. The relocation centralized our executive, scientific, marketing and administrative functions. We have closed our office in Glen Allen, Virginia and had 0.5 years remaining on a five year lease for that location. We were released by the landlord from the Glen Allen office lease effective March 1, 2015. We also have closed and have no further lease obligations for space we used in Washington, DC and Gloucester, Massachusetts.

We lease from the Mecklenburg County Industrial Development Authority (“MCDIA”) approximately nine acres of land in Chase City, Virginia. This lease also includes a building containing approximately 91,000 square feet of space that accommodated our dissolvable tobacco manufacturing operations, an expanded testing facility and office space. We have approximately eight years remaining on a twenty-year lease for this facility.

In 2013, we entered into a sublease for approximately 36,000 square feet of the facility which had an initial term of one year with automatic renewal for eight consecutive one year periods unless after the second anniversary the sub-tenant provided 120 days written notice of termination. The sublease rental rate was $2,000 per month. This sublease has been terminated.

In 2014, we entered into another sublease agreement for approximately 40,000 square feet of the building we lease from MCIDA. The sublease is for a period of two years with additional annual renewals until the end of our lease with MCIDA. The sublease rental rate is $4,000 per month.

We own specialized packaging equipment that has been installed at our dietary supplement contract manufacturing vendor to package CigRx® and Anatabloc® in their 20-piece container format. In December 2014, we entered into an agreement with the vendor to sell certain excess equipment to them and provide them with the opportunity to lease the specialized equipment with an option to buy if they find a customer with a desire to package their products in the specialized 20 piece container format.

We have invested in equipment to process anatabine, the primary ingredient in our Anatabloc®, Anatabloc® cosmetics and CigRx® products at a separate contract manufacturing facility. We idled this equipment due to the low sales volume in the first part of 2014 and now have exited from the dietary supplement business.

Legal Proceedings

Securities Class Action Settlement

On Monday, March 2, 2015, the United States District Court for the Eastern District of Virginia, preliminarily approved our securities class action settlement in the amount of $5.9 million. The settlement stipulated that the amount of $5.9 million, which included litigation costs, be paid from certain of our D&O insurance policies. The funding of the settlement by insurers occurred in March 2015.

On May 4, 2015, the court entered an order setting a meeting with the court’s mediator, Magistrate Judge Novak, regarding an indemnification issue related to the settlement. The indemnification issue was subsequently resolved with Judge Novak’s assistance. After notice was furnished to the class, a final approval hearing was held on June 11, 2015, at which the court indicated it intended to approve the settlement. The court subsequently entered a final judgment and order of dismissal with prejudice on June 26, 2015.

Derivative Action Lawsuits

Four individuals, David C. Inloes, William Skillman, Harold Z. Levine and Louis Lim, filed separate, but similar derivative actions naming all or most of our then current directors, several of our officers and, in one case, one former director as defendants. Two of the actions were filed in the United States District Court for the Eastern District of Virginia, Alexandria Division (the “Alexandria Actions”). The first Alexandria Action, William Skillman v. Jonnie R. Williams et al., was filed on May 2, 2013. The second Alexandria Action, David C. Inloes v. Jonnie R. Williams et. al., was filed on May 3, 2013. The Alexandria Actions have been consolidated and co-lead counsel appointed by the Court. Pursuant to a court order, plaintiffs filed a consolidated amended complaint on January 13, 2014 and a motion to dismiss was filed on February 3, 2014 on behalf of all of the defendants. Also, on February 3, 2014, we, as nominal defendant, moved to stay or dismiss this action pending a resolution of the securities class action litigation pending in federal court in Richmond, Virginia. Separately, on January 29, 2014, the United States moved to stay discovery in the case pending the completion or other disposition of the criminal trial of former Governor McDonnell and his wife. That motion was granted by the Court on January 30, 2014. On February 28, 2014, the Court granted our motion to stay the case, ruling that the case would be stayed for all purposes pending further order of the Court and ordering us, within ten days of the dismissal or resolution of the Richmond securities class action or the trial court’s verdict in the McDonnell case, whichever occurred first, to file a report indicating what action, if any, we intended to take with regard to this case, including specifically, without limitation, whether we intended to pursue or seek dismissal of the claims asserted against each of the named individual defendants.

The third derivative action, Harold Z. Levine v. Jonnie R. Williams, et. al., was filed on July 8, 2013, in the Circuit Court for the City of Richmond (the “Levine Action”), and the fourth case, Louis Lim v. Christopher C. Chapman, et. al., was filed in the Circuit Court for Henrico County on July 11, 2013 (the “Lim Action”). In general, the complaints collectively allege that our directors and officers breached their fiduciary duties by causing us to issue false and misleading statements regarding our past and future prospects and certain scientific data relating to our products, as well as engaging in certain unspecified private placements and related party transactions since 2006. On July 1, 2013 and August 1, 2013, stipulations were filed in each of the state court actions that stayed the period for defendants to respond to the complaints. These stipulations were later entered by the Courts. In May 2014, the parties to both state court derivative actions filed further stipulations subsequently endorsed by the Courts that provided for the transfer of the Lim Action to the Circuit Court for the City of Richmond, the consolidation of the Lim Action with the Levine Action, and a further stay of the deadline for a response to the complaint.

A mediation session relating to the derivative actions was held on October 29, 2014, and the parties later reached an agreement in principle regarding the material terms of a proposed settlement that would address the derivative actions. The parties concluded a stipulation of settlement as of approximately January 27, 2015, and plaintiffs thereafter filed a motion for approval of the settlement. The proposed settlement provided for the implementation of certain corporate governance reforms and contemplated payment by us of certain attorney’s fees to plaintiffs’ counsel in an amount that has yet to be determined. A hearing on the motion for preliminary approval was held on March 6, 2015. The judge requested additional information to be submitted within 14 days, a deadline that was later extended.

On March 27, 2015, the parties filed a joint submission setting forth additional information responsive to the Court’s order. On March 31, 2015, the Court entered orders preliminarily approving the proposed settlement and setting a further settlement hearing for July 10, 2015. On June 12, 2015, plaintiffs filed a motion for final approval of the settlement and a motion for attorney’s fees. On June 19, 2015, we filed a response contending that plaintiffs’ request for attorney’s fees was excessive. At the July 10, 2015 final approval hearing, the Court approved the settlement as fair and adequate and took under advisement plaintiffs’ motion for attorney’s fees. On July 13, 2015, the Court entered final judgment and, on July 17, 2015, issued an order directing the parties to schedule a settlement conference with the magistrate judge regarding plaintiffs’ motion for attorney’s fees. The settlement conference was held on August 26, 2015, but the parties were unable to agree on a settlement for attorney’s fees and the magistrate judge returned the matter to the Court to rule on the plaintiffs’ fee motions. As of the date of this filing, the Court has not issued a ruling. Pursuant to the stipulation of settlement, plaintiffs were required to dismiss the state court derivative actions with prejudice, and on July 13, 2015, the state court issued an unopposed final order dismissing the matter with prejudice. At this time, we cannot predict the probable outcome of the claims against us for attorney’s fees. Accordingly, no amounts have been accrued in the consolidated financial statements.

Consumer Class Action

On January 27, 2014, Howard T. Baldwin filed a purported class action naming our company, RCP Development (our subsidiary), and GNC Holding, Inc. (“GNC”) as defendants. The case was filed in the United States District Court for the Northern District of Illinois. Generally, the complaint alleged that claims made for our Anatabloc® product have not been proven and that individuals purchased the product based on alleged misstatements regarding characteristics, uses, benefits, quality and intended purposes of the product. The complaint purported to allege claims for violation of state consumer protection laws, breach of express and implied warranties and unjust enrichment. We have agreed to indemnify and defend GNC pursuant to the terms of the purchasing agreement between RCP Development and GNC. Consistent with that commitment, we have agreed to assume the defense of this matter on our own behalf as well as on behalf of GNC. The defendants filed a motion to dismiss the complaint on March 24, 2014. On January 13, 2015, the Court entered an order dismissing the complaint in its entirety without prejudice.

On February 10, 2015, Mr. Baldwin filed an Amended Complaint against our company, RCP Development and GNC (collectively, “Defendants”). The Amended Complaint also includes an additional named plaintiff, Jerry Van Norman, who alleges that he is a citizen of Parkville, Missouri. The Amended Complaint requests certification of an “Illinois Class” consisting of “[a]ll persons who paid, in whole or in part, for Anatabloc® dietary supplement in Illinois between August 1, 2011 and the present for personal, family or household uses,” and a “Missouri Class” consisting of “[a]ll persons who paid, in whole or in part, for Anatabloc® dietary supplement in Missouri between August 1, 2011 and the present for personal, family or household uses.” The Amended Complaint is pleaded in seven counts: (1) violation of the Consumer Fraud and Deceptive Business Practices Act of Illinois; (2) violation of the Missouri Merchandising Practice Act; (3) breach of express warranty under Illinois law; (4) breach of express warranty under Missouri law; (5) breach of implied warranty of merchantability under Illinois law; (6) breach of implied warranty of merchantability under Missouri law; and (7) unjust enrichment.

Like the original complaint, the Amended Complaint alleges that Defendants manufactured, marketed and/or sold Anatabloc®, a dietary supplement purportedly derived from an anatabine alkaloid, and promoted Anatabloc® as a “wonder drug” with a number of medical benefits and uses, from treating excessive inflammation (associated with arthritis) to Alzheimer’s disease, traumatic brain injury (or concussions), diabetes and multiple sclerosis. Plaintiffs allege that Defendants have never proven any of these claims in clinical trials or received FDA approval for Anatabloc®, and that Anatabloc® “was never the ‘wonder drug’ it claimed to be.” Plaintiffs allege that they purchased Anatabloc® based upon claims that it provides “anti-inflammatory support.” Mr. Baldwin alleges that he purchased Anatabloc® to “reduce inflammation and pain in his joints,” and Mr. Van Norman alleges that he “suffers back and knee problems, as well as arthritis, and expected Anatabloc® to be effective in treating these symptoms and purchased Anatabloc® to help alleviate his symptoms.” Both plaintiffs allege that Anatabloc® did not provide the relief promised by the Defendants.

Although the Amended Complaint does not include claims based on the consumer protection laws and breach of warranty laws of several additional states like the original complaint, on February 10, 2015, counsel for plaintiffs also served a “Notice pursuant to: Alabama Code § 8-19-10(e); Alaska Statutes §45.50.535; California Civil Code § 1782; Georgia Code § 10-1-399; Indiana Code § 24-5-0.5-5(a); Maine Revised Statutes, Title 5, § 50-634(g); Massachusetts General Laws Chapter 93A, § 9(3); Texas Business & Commercial Code § 17.505; West Virginia Code § 46A-6-106(b); and Wyoming Statutes § 40-12-109 as well as state warranty statutes,” which purports to give notice to Defendants on behalf of the named plaintiffs and a “class of similarly situated individuals” that Defendants have “violated state warranty statutes and engaged in consumer fraud and deceptive practices in connection with its sale of Anatabloc®,” and demands that “Defendants correct or otherwise rectify the damage caused by such unfair trade practices and warranty breaches and return all monies paid by putative class members.”

The Defendants timely moved to dismiss the Amended Complaint on March 10, 2015. Plaintiffs filed a memorandum in response to the motion to dismiss on April 9, 2015, and Defendants filed their reply memorandum on April 22, 2015.  On April 28, 2015, the Court entered an order lifting the stay of discovery that had been in place in the case. The Plaintiffs served discovery requests on May 18, 2015, to which we responded on June 17, 2015. We are continuing to produce responsive documents to the Plaintiffs on a rolling basis. On February 2, 2016, the Court entered a Memorandum Opinion and Order granting the motion to dismiss the Amended Complaint and dismissing all claims alleged in the Amended Complaint. The Plaintiffs’ claims under Illinois and Missouri law for breach of express and implied warranty were dismissed with prejudice. The remaining claims were dismissed without prejudice. The Court has allowed Plaintiffs 28 days to file a Second Amended Complaint. The next status hearing before the Court is scheduled for March 22, 2016. To date, no amounts for loss contingency have been accrued in the consolidated financial statements.

Action by Iroquois Master Fund, Ltd. and American Capital Management, LLC

On February 19, 2015, we became aware of a complaint filed on February 18, 2015, in New York Supreme Court for New York County in which our company and our Chief Executive Officer, Dr. Michael J. Mullan, are named as a defendants. The complaint was filed by Iroquois Master Fund, Ltd. and American Capital Management, LLC, who were investors in a private placement of our securities completed in March 2014 (the “March Private Placement Transaction”). The complaint also names as a defendant John J. McKeon, a stockholder of our company. Iroquois and American Capital are seeking $4.2 million, in the aggregate, in damages or, alternatively, rescission of the March Private Placement Transaction, premised on allegations that we entered into a “sham” loan agreement with Mr. McKeon to provide us with a $5.8 million line of credit in order to fraudulently induce Iroquois and American Capital to acquire our securities. On April 29, 2015, we filed a motion to dismiss the complaint because (i) plaintiffs did not register to do business with the New York Secretary of State, and thus lack the capacity to sue in New York, and (ii) the court lacks personal jurisdiction over us and Dr. Mullan because we were not present in New York in connection with the March Private Placement Transaction, and the critical events relating to it did not take place in New York. Plaintiff served its papers in opposition to that motion on June 5, 2015, and we served our reply papers on July 1, 2015. Oral argument on the motion was held on September 8, 2015, and a decision is expected shortly after the date of filing. Although we believe that plaintiffs’ material allegations are without merit and intend to vigorously defend our company and Dr. Mullan against such allegations, no assurances can be given with respect to the outcome of the motion to dismiss or more generally to the litigation.

We have been notified by our insurance carrier that the carrier’s position is that legal costs incurred on behalf of our company for this action are not covered under our policy, although any legal costs incurred on behalf of Dr. Mullan would be covered, subject to the policy retention. All legal costs incurred to date for this action through September 30, 2015 have been recorded in the accompanying financial statements accordingly.

Asserted Claims by Jonnie R. Williams under Employment Agreement

On March 25, 2015, we received an email from an attorney representing Jonnie R. Williams, a former director of our company and our former Chief Executive Officer, stating that Mr. Williams is contractually entitled to severance compensation. At that time, we disclosed that we were not aware of the claimed legal or contractual basis for Mr. Williams’ severance claim.

On June 11, 2015, we were informed that Mr. Williams plans to file an arbitration action against us under his employment agreement to assert his alleged contractual severance entitlement. Mr. Williams alleges that the election of our Board of Directors at our December 2013 annual stockholder meeting triggered a provision of his employment agreement that provides for severance in the amount of $2.5 million. However, we disagree that such stockholder meeting triggered the severance entitlement and contend that Mr. Williams voluntarily resigned from his employment with our company in August 2014 without any contractual right to severance compensation. As of the date of this filing, Mr. Williams has not filed an arbitration action against us.

Settlement Agreement with Jonnie R. Williams regarding Indemnification Payments

On May 20, 2015, we entered into a Memorandum of Understanding Regarding Settlement (the “MOU”) with Jonnie R. Williams providing for the manner in which indemnification payments will be made by us to law firms previously engaged by Mr. Williams. The MOU was entered into in furtherance of the settlement of our securities class action litigation, which settlement was approved on June 26, 2015.

In general, the MOU addresses the manner in which we will satisfy Mr. Williams’ indemnification rights for reimbursement of legal expenses incurred by Mr. Williams from the law firms of McGuire Woods LLP and Steptoe and Johnson LLP. The MOU provides for the payment of such expenses by an aggregate up-front payment of $300,000 to the law firms on or before May 29, 2015 (which payment was timely made), plus subsequent payments of a total of $60,000 per month between the law firms commencing on August 1, 2015. The aggregate amount of payments to be made by us over an approximately two-year payment period under the MOU will be $1.6 million to McGuire Woods LLP (against an invoiced amount of $1.93 million) and $437,000 to Steptoe and Johnson LLP (against an invoiced amount of $629,897). The MOU also provides that certain discounts will be granted to us in the event that we make early payment of the balance of payments due under the MOU. All obligations for this MOU have been recorded as accounts payable or accrued legal expenses in the accompanying balance sheets as of September 30, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section provides a discussion of our consolidated results of operations, capital resources, and liquidity and should be read together with our consolidated financial statements and related notes included in this prospectus. This discussion includes forward-looking statements based on current expectations that involve risks and uncertainties and should be read together with “Risk Factors” and “Forward Looking Statements” elsewhere in this prospectus.

Overview

We are a pharmaceutical development company focused on the discovery, development, and commercialization of therapies for chronic inflammatory disease and neurologic disorders, utilizing our proprietary compounds. Our development activities are currently focused on our lead compound, anatabine citrate, which we believe based on our accumulated data demonstrates anti-inflammatory properties. Prior to September 2014, we marketed and sold an anatabine-based dietary supplement under the name Anatabloc®, together with other anatabine-based products, but we discontinued the marketing and sale of such products in September 2014 and have changed the focus of our company to pharmaceutical development activities centered primarily on anatabine citrate as a lead drug candidate. Our strategy is to leverage the underlying science and clinical data accumulated by us (partly from our prior anatabine-based products) to advance our pharmaceutical development program.

Anatabine citrate is a small molecule, cholinergic agonist which exhibits anti-inflammatory pharmacological characteristics, with a mechanism of action distinct from other anti-inflammatory drugs available, such as biologics, steroids and non-steroidal anti-inflammatories. In pre-clinical testing, anatabine demonstrates anti-inflammatory activity in a variety of in vitro and in vivo assays. Our lead compound has been investigated extensively in pre-clinical (in vitro and in vivo) studies resulting in several peer reviewed and published scientific journal articles, covering models of multiple sclerosis, Alzheimer’s disease and autoimmune thyroiditis. Individually and collectively, we believe that these studies demonstrated the anti-inflammatory effects of anatabine.  In addition, anatabine demonstrates very good bio-availability and the ability to cross the blood-brain barrier. Anatabine citrate was generally well tolerated in the human population when it was sold as a dietary supplement.

We filed a CTA in the United Kingdom in December 2014. On January 30, 2015, we announced that the United Kingdom’s MHRA approved the CTA to conduct Phase I trials of several anatabine citrate-based drugs. These clinical trials were primarily designed to test the safety and tolerability of each anatabine citrate drug in healthy volunteers. We commenced these clinical studies in February 2015 and finished the clinical dosing part of the studies in October 2015. The Phase I trial was comprised of a three part study to determine the PK profiles of selected modified release formulation prototypes and to evaluate safety and tolerability in healthy subjects. On October 15, 2015, we announced the completion of the three-part Phase I trial.

In part one of the Phase I trial, subjects took six different oral formulations of our experimental medication while safety and tolerability were assessed. The formulations differed in dose and time release profile, which produced a range of PK outcomes. All formulations were generally well tolerated with no serious adverse events or safety issues leading to study withdrawal. Part two of the trial examined the effects of food on PK profiles produced by single oral doses of the medication. There were no safety concerns with these “food effect” studies and the medication was again well tolerated. Part three of the Phase I trial was a randomized, double blind, placebo controlled study design consisting of seven days of oral dosing of the study medication (or placebo) which demonstrated that our compound was safe and well tolerated.

All active treatment parts of the Phase I trial were conducted with the healthy volunteers as inpatients in a clinical trial unit. Although we expect to have a formal analysis at a later time, the conclusions from the clinical research organization conducting the studies were that there were no clinically significant changes in any safety assessments including clinical lab tests, vital signs and ECGs in any of the parts of the Phase I trial. Data analyses are ongoing in November with full reports anticipated in the first quarter of 2016.

With the completion of the Phase I oral dosing trial, we are focusing our drug development efforts on dermatological skin diseases, such as psoriasis, eczema and rare or orphan skin disorders, using our proprietary formulations of our lead compound anatabine. In particular, we propose to conduct a proof-of-concept clinical trial to investigate the safety and efficacy of topical formulations of our lead compound in patients suffering from mild-to-moderate psoriasis. Psoriasis is characterized by an increase in activity of the intracellular transcription factors NF-kB and STAT3, which are responsible for driving the inflammation associated with this disease. Much preclinical data suggest that our lead compound can attenuate the activity of these two transcription factors thus producing anti-inflammatory effects. We currently anticipate that a safety and efficacy clinical trial for mild-to-moderate psoriasis will commence in 2016.

Although our initial clinical development program has been in Europe and New Zealand, our long-term goal is to obtain approval to sell our lead compound in one or more formulations in the U.S., Europe and elsewhere in the world. Therefore, although we currently do not have regulatory approval to conduct clinical trials in the U.S., we intend to seek such approval as our clinical program progresses.

Prior to our corporate transition in December 2013, our business strategy focused on selling anatabine-based nutraceutical dietary supplements that we believe provided anti-inflammatory support and decreased the urge to smoke. We also sold an associated line of cosmetic products, pursued research and development of related dietary supplements and pharmaceutical products, and to a much lesser degree, sought to license our low-TSNA curing technology and related products.

In late 2013, our senior management and Board of Directors undertook certain significant corporate changes in order to position our company as a drug development company working towards approved drug products under U.S. and international regulatory protocols that would present greater long-term revenue prospects. In December 2013, our stockholders approved various matters necessary to effect the corporate transition. As part of the corporate transition, Michael J. Mullan, MBBS (MD), PhD was appointed our Chief Executive Officer and Chairman of our Board of Directors, and Christopher C. Chapman, MD was appointed our President. In addition to these significant management changes, our stockholders elected a new Board of Directors consisting of five new directors (including Dr. Mullan) and one existing director (Dr. Chapman). As previously disclosed, in June 2015, Dr. Chapman resigned from his position as President and from our Board of Directors.

Our corporate transition continued during 2014, during which we consolidated our offices in a single location in Sarasota, Florida, substantially reduced our employee headcount, and changed the name of our company from Star Scientific, Inc. to Rock Creek Pharmaceuticals, Inc. In September 2014, we completed the transition by discontinuing our historical business of marketing and selling anatabine-based nutritional supplements and other products.

Restructuring

In 2014, we were successful in consolidating our offices from three locations to one location in Sarasota, Florida. We also decreased the number of full time dedicated employees from twenty-five to seven. We believe our nine months ended September 30, 2015 results reflect significant cost savings due to the restructuring. Our general and administrative expenses have declined by approximately $17.3 million, or 70.5%, for the nine months ended September 30, 2015 compared to the same period in 2014, primarily due to a reduction of overhead of $6.5 million, a reduction of legal of $2.1 million and a reduction of non-cash stock compensation of $8.7 million.

At Market Issuance Agreement

On December 15, 2014, we entered into an At Market Issuance Sales Agreement (“Sales Agreement”) with MLV & Co. LLC (“MLV”) relating to the sale of shares of our common stock offered under an S-3 Registration Statement that was filed in December 2014 and was declared effective in February 2015. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $16.5 million from time to time through MLV, acting as agent. Sales of our common stock under the Sales Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through NASDAQ, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, or any other method permitted by law. MLV is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. MLV will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. We began selling shares under the Sales Agreement on February 12, 2015, and through September 30, 2015, an aggregate of 285,051 shares had been sold for net proceeds of $885,000. The last day that sales were made under the Sales Agreement was May 20, 2015.

June 2015 Securities Purchase Agreement

On June 16, 2015, we entered into a Securities Purchase Agreement (the “June Purchase Agreement”) with five institutional investors which provided for the issuance and sale by us of 1,644,500 shares of our common stock and warrants to purchase up to 1,223,375 shares of common stock in a registered direct offering. These shares and warrants were sold in units, each of which is comprised of one share and 0.75 warrants to acquire one share of common stock. The purchase price per unit in the offering was $2.25. The warrants, which have an exercise price of $2.83, are exercisable six months following the date of issuance and will expire on the fifth anniversary of the initial date that the warrants become exercisable. For a period of six months following the issuance of the warrants, the warrants will contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. The closing of the offering occurred on June 19, 2015. An aggregate of $3,441,116, net of expenses, was raised in the offering. The proceeds are being used for clinical development activities, working capital and general corporate purposes. As part of the June Purchase Agreement, we agreed not to make any sales under the Sales Agreement or to directly or indirectly offer, sell, assign, transfer, pledge, or contract to sell any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including the filing of a registration statement with the SEC in respect thereof, for 90 days from the close of the transaction.

Maxim Group was the exclusive placement agent for the registered direct offering under a Placement Agent Agreement, dated June 16, 2015, between us and Maxim Group (the “Placement Agent Agreement”). Upon the closing of the offering, pursuant to the Placement Agent Agreement, Maxim Group received a placement agent fee of $259,009. In addition, the Placement Agent Agreement provides that, for a period of twelve months from the date of the Placement Agent Agreement, we granted to Maxim Group the right of participation to act as lead managing underwriter and book runner or sole placement agent for any and all future registered offerings and private placements of equity, equity-linked and debt offerings during such twelve month period, subject to exceptions for our at-the-market facility and private placements of securities in which we do not engage a placement agent.

In connection with the issuance of the Notes in the Private Placement (as discussed in more detail elsewhere herein), the full ratchet anti-dilution protections under the warrants were triggered and the new exercise price of the warrants is $0.556. All other terms of the warrants remain the same.

Senior Secured Convertible Notes

On October 14, 2015, we entered into definitive agreements with several institutional investors relating to the Private Placement of $20.0 million in principal amount of Notes. The Notes were issued pursuant to the Securities Purchase Agreement among us and the purchasers of the Notes. The closing of the Private Placement occurred on October 15, 2015.

In connection with the Private Placement, we issued to Maxim Partners, an affiliate of the placement agent for the Private Placement of the Notes, a Warrant to purchase up to 446,429 shares of our common stock, subject to certain anti-dilution adjustments in the event of stock distributions, subdivisions, combinations or reclassifications, at an exercise price of $1.12 per share. The Warrant is exercisable during the period beginning on the 6 month anniversary of the issuance date of the Warrant and ending on the 5 year anniversary of the issuance date of the Warrant.

For more detailed information regarding the Private Placement and the Notes, see the section of this prospectus entitled “Private Placement and Terms of Notes and Warrant.”

April 2015 Reverse Stock Split

Effective April 14, 2015, we completed a reverse stock split in which each twenty-five shares of our common stock were automatically combined into and became one share of our common stock, subject to cash being issued in lieu of fractional shares. As of the effective date of the reverse stock split, the per share exercise price of, and the number of shares of common stock underlying, any stock options, warrants and other derivative securities issued by us were automatically proportionally adjusted, based on the one-for-twenty-five reverse split ratio, in accordance with the terms of such options, warrants or other derivative securities, as the case may be. All share numbers, stock option numbers, warrant numbers, and exercise prices appearing in our discussion of the periods ended September 30, 2015 and 2014 in this section have been adjusted to give effect to the reverse stock split, unless otherwise indicated or unless the context suggests otherwise. Share-related numbers appearing in our audited financial statements as of and for the years ended December 31, 2014, 2013, and 2012 are not adjusted to give effect to the reverse stock split.

Prospects for Our Operations

The following discussion is designed to summarize and highlight what we believe to be significant factors that could have an important impact on our business and future operations.  You should read this summary in conjunction with the additional disclosure provided in this prospectus, including in particular the balance of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the sections entitled “Business” and “Risk Factors” elsewhere in this prospectus.

General Overview of Operations and Financial Condition

The recurring losses generated by our business continue to impose significant demands on our liquidity. Our future prospects will be highly dependent on our ability to successfully implement our current pharmaceutical development strategy and raise the capital necessary to fund that strategy. Our ability to manage overall operating expenses, as well as raise additional capital necessary to support our operations, will be key to future operations and financial condition (particularly given the capital intensive nature of drug development). We have sought and will continue to seek to generate revenues through royalties from the patented tobacco curing process to which we are the exclusive licensee and for our related tobacco products (operations discontinued in December 2012), but royalty revenues have been insignificant to date.

We discontinued the sale of Anatabloc® in August 2014 and all revenue and related expenses of operations were reclassified to discontinued operations (see Note 6 to the consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus for additional details). For the year ended December 31, 2014, we recognized a loss from continuing operations of approximately $(33.1) million. The recurring losses generated by our operations continue to impose significant demands on our liquidity.  As of December 31, 2014, we had approximately $11.6 million of negative working capital, of which approximately $0.4 million was cash and cash equivalents. Our negative working capital was primarily caused by lower than anticipated funding, higher than expected legal expenses, recording separation agreements in connection with our corporate restructuring and accrued non-cash stock compensation in connection with our executive employment agreements.

As of September 30, 2015, we had negative working capital of approximately $10.2 million, included cash of approximately $0.1 million in current assets.

As discussed below under “Liquidity and Capital Resources,” we have received $3.5 million from the Private Placement of the Notes, which is expected to be sufficient to support our current operations through April 2016. Our ability to continue to draw funds in accordance with the terms and conditions of the Notes and our ability to make payments on the Notes with shares of our common stock is subject to our satisfaction of certain equity conditions described in the Notes. Even if we satisfy these conditions and continue to draw funds under the Notes, we will need to negotiate longer term payment plans with respect to various liabilities and outstanding obligations. As a result, the Company will need to continue to explore a variety of potential financing options, including additional private placements and financing transactions. There can be no assurance that the Company will be successful in obtaining such additional funding on commercially favorable terms, if at all. If the Company is not successful in negotiating terms or it does not raise sufficient funding, it may be forced to curtail clinical trials and product development activities.

As a result of this uncertainty, there is substantial doubt about our ability to continue to be a going concern.

Regulatory Hurdles; IND and CTA Processes

The drug development business is highly regulated by governments and in the U.S. requires an IND (Investigational New Drug) application and in the European states requires a CTA (Clinical Trial Application). Both the FDA and the EMA (European Medicines Agency) are empowered to impose clinical holds on an IND or CTA, respectively. There can be no assurance that once we file either an IND or CTA, the regulatory agencies will allow clinical trials to proceed if they believe the supporting data is insufficient. See “Risk Factors — Risks Related to our Pharmaceutical Business” and “ Regulatory Risks” for more information on the regulatory challenges presented by our business.

Capital Intensive Nature of Drug Development

The drug development business is very capital intensive, particularly for early stage companies that do not have significant off-setting revenues. Even if we are successful in filing an IND application, our product development initiatives will be substantially dependent on our ability to continue our research initiatives and to obtain the funding necessary to support these initiatives. Our inability to continue these initiatives and initiate new research and development efforts could result in a failure to develop new products or to improve upon existing products.

FDA Warning Letter

 On December 24, 2013, we received a warning letter from the FDA regarding our CigRx® and Anatabloc® dietary supplements.  In the letter, the FDA asserted that CigRx ® and Anatabloc ® were not properly marketed as dietary supplements, since we had not filed a NDIN for anatabine as a dietary ingredient prior to the introduction of our dietary supplements.  The FDA also claimed that certain materials on our websites, including published research articles, contained drug claims for Anatabloc ®. We responded to the warning letter on January 31, 2014, contesting the FDA’s position with respect to the status of our dietary supplements and noting that we had voluntarily removed from our websites materials objected to by the FDA. Although we did not believe (and have not conceded), that the submission of an NDIN is a prerequisite to the lawful marketing of anatabine as a dietary ingredient, we voluntarily submitted an NDIN to the FDA in June 2014 for the dietary ingredient anatabine. On August 8, 2014, we decided to voluntarily suspend the sale of CigRx ® and Anatabloc ® for an indeterminate period of time.  This action was taken in connection with a review of the extent to which our dietary supplement business, whether conducted by us or through future licenses and whether conducted in the U.S. or overseas, will impact our primary focus of developing pharmaceutical products from our anatabine-based compounds.  On August 26, 2014, we received a response to the NDIN from the FDA. The letter indicated that the FDA considers anatabine, a principal ingredient in these products, to be a drug, because anatabine is intended to provide anti-inflammatory support and is the subject of a previously filed INDA. Based on the FDA position, we permanently exited the dietary supplement business in the U.S. However, we will continue to seek opportunities to license the product for overseas markets. All of our revenues, cost of goods sold, marketing and sales, inventory and manufacturing machinery related to the dietary supplement business were accounted for as discontinued operations effective September 2014, since we exited the U.S. market. The FDA notified us in a close out letter dated October 21, 2014 that the FDA has completed its evaluation of our corrective actions in response to the warning letter issued on December 24, 2013. In this notification the FDA stated that, based on its evaluation, we have addressed the putative violations in the warning letter.

Investigations and Other Litigation

 In late January and February 2013, our company, directors and others received subpoenas from the United States Attorney’s Office (“USAO”) for the Eastern District of Virginia seeking documents.  We believe we have responded to substantially all of the issues being reviewed by the USAO. In addition, the international law firm of Chadbourne & Parke LLP conducted an internal investigation of these matters and that investigation was substantially completed in late June 2013.

We incurred substantial legal expenses in connection with the government and internal investigations discussed above in 2014 and 2013.  We believe we will not incur additional legal expenses in 2015 in connection with the USAO investigation of former Governor Robert McDonnell and his wife, Maureen McDonnell, which has been completed as of January 6, 2015. We do expect to continue to incur additional material legal expenses (and related cash demands) in connection with the civil actions and other matters discussed under “Business—Legal Proceedings” and such expenses and cash demands relating to those matters may be material.  While we expect that much of the cost related to the ongoing derivative actions will be covered by insurance, we cannot provide any assurances with respect to the outcome of the pending actions, or actions yet to arise, including that such claims will not exceed the limits of our insurance policies.

Our Product and Product Development Initiatives

 In recent years, we have engaged primarily in the sale of dietary supplements and related cosmetic products, and in pursuing ongoing research and development of related dietary supplements and pharmaceutical products. We historically have focused on utilizing certain alkaloids found in the Solanacea family of plants, which includes potatoes, tomatoes, and eggplants, initially to address issues related to the desire to smoke or use other traditional tobacco products. More recently, we concentrated on the anti-inflammatory aspects of one of those alkaloids, anatabine. We also expect that, by leveraging the underlying science and clinical data accumulated by us in relation to our previously-marketed products, we will focus our operations on the research and development of drug candidates. We expect much of these research and development efforts will initially focus on developing our anatabine-based compounds as a potential drug candidates. We were also involved in the development of a cosmetic line of products that utilized our anatabine-based compound to improve the appearance of the skin. We introduced Anatabloc® Facial Crème in September 2012 and related line extensions in 2013. From the introduction of Anatabloc® until the discontinuation of that business in August 2014, our revenues were derived almost exclusively from the sale of our anatabine-based dietary supplement products and, more particularly, Anatabloc®. We do not expect to recognize any revenues related to our drug development initiatives in the foreseeable future.

Licensing and Intellectual Property

Since 2010, we have filed United States patent applications relating to the active ingredient of our dietary supplement products, uses of the products and product formulations.  These included two applications for therapeutic methods involving the administrations of anatabine, its isomers and derivatives thereof for treating chronic inflammation that may be associated with disorders such as thyroiditis, cancer, arthritis, Alzheimer’s disease, and multiple sclerosis, an application for a beverage product containing anatabine or a derivative or salt thereof, an application for our CigRx® formulation and our Anatabloc ® formulation as well as an application for the synthesis of anatabine and an application for a relapse prevention product. It also includes two applications that we filed in 2013 for our Anatabloc® Facial Crème formulation and for an anatabine-based inhaler for smoking cessation. We also filed an application for a design patent relating to the 20-piece container used for our CigRx® and Anatabloc® products and a divisional application for food grade salts of anatabine. On October 15, 2013, the PTO issued us a patent (Patent No. 8,557,999) claiming anatabine citrate, the active component in our Anatabloc® and CigRx® products.  In June 2012, the PTO issued us a patent for an improved method of synthesizing anatabine that facilitates large scale commercial production of high purity anatabine. Also, in August 2012, the PTO issued us a patent for an anatabine and yerba mate composition and uses thereof in assisting weight loss and curbing the urge for tobacco. In 2011, the PTO issued a design patent to us for the 20-piece dispenser used for our CigRx ® and Anatabloc ® products.  In 2014, we filed a divisional application with method claims in connection with our prior application for the Anatabloc® formulation and in lieu of the previously filed application.  We also have several international applications pending that relate to inflammation-mediated disorders, our anatabine and yerba mate composition, our Anatabloc ® formulation, a relapse prevention product and the administration of anatabine, its isomers and derivatives thereof generally, and also for autism and seizure indications.

We are the exclusive licensee under a License Agreement with Regent Court which grants us exclusive worldwide rights to and a right of sublicense for the StarCured ® process, related patents covering the production of low-TSNA dissolvable smokeless tobacco products and the use of certain MAO inhibitors in treating neurological conditions.  This technology essentially arrests or eliminates microbial activity that normally occurs during curing, thereby preventing the formation of TSNAs.

Critical Accounting Policies and Estimates

Accounting principles generally accepted in the United States of America (“GAAP”) require estimates and assumptions to be made that affect the reported amounts in our company’s consolidated financial statements and accompanying notes. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain and, as a result, actual results could differ from those estimates. Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding our business operations, financial condition and results of operations.

Inventories

While no current impact to our financials, our policy is that inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method. In the consolidated financial statements included elsewhere in this prospectus, all inventories have been reclassified to discontinued operations on the consolidated balance sheets or consolidated statements of operations as applicable.

Discontinued Operations

The results presented in income (loss) from discontinued operations in our consolidated statements of operations also include the results of businesses or lines of business that have been disposed of prior to the end of fiscal 2014, which include discontinued operations from our tobacco business and discontinued operations from our nutraceutical and dietary supplement business.

Revenue Recognition

While no current impact to our financials, our policy is that revenue is recognized when products are received by consumers or independent wholesalers from our third party fulfillment vendor based on orders entered by the customers or independent wholesalers on our interactive website and we have received confirmation of a valid credit card charge, which is the only payment option offered for sales on the interactive website. We also record appropriate provisions for rebates, discounts and credits for returns. These amounts are estimated due to the variability in credits as a result of temporary promotional programs, and allowances for product which may be returned by consumers after a sale is completed. In order to quantify these amounts, we make quarterly estimates in these areas based on the available quarterly information and historical experience.

Under certain retail agreements, we have agreed to “pay on scan” terms of sale for our dietary supplement products. The “pay on scan” terms do not constitute a sale of the product until the product is sold to a consumer. Under these agreements, revenue is recognized by us at the time the customer purchases the product from the consignee. The sales of products through these outlets are also subject to the same promotional and return credits discussed above. Our products that are sold on a “pay-on-scan” basis, whether in a warehouse or retail location, are considered consignment inventory and accordingly we retain all risk of loss until sale.

All balances have been reclassified to discontinued operations on the consolidated statements of operations as applicable.

Sales Incentives Estimates

While no current impact to our financials, our policy is that we record consumer incentives and trade promotion activities as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period. The estimates are based principally on historical utilization and redemption rates of our products. Such programs include discounts, coupons, rebates, slotting fees, in-store display incentives and volume-based incentives. To the extent that redemption rates exceed our estimates, this would increase our liability related to outstanding coupons in the period the estimate is revised. All balances have been reclassified to discontinued operations on the consolidated statements of operations as applicable.

Impairment of Long-Lived Assets

While no current impact to our financials, our policy is we review the carrying value of our amortizing long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. We also assess recoverability of the asset by estimating the future undiscounted net cash flows expected to result from the asset, including eventual disposition. If the estimated future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. Non-amortizing intangibles (trademarks) are reviewed annually for impairment.

Commitment and Contingency Accounting

We evaluate each commitment and/or contingency in accordance with the accounting standards which state that if the item is probable then our company will record the liability in the financial statements. If not, we will disclose any material commitments or contingencies that may arise.

Share Based Compensation

We account for share-based compensation for all employee share-based payment awards, including stock options, restricted stock, performance shares and stock purchases related to an employee stock purchase plan, based on their estimated fair values. We estimate the fair value of options on the date of grant using the Black-Scholes option pricing model (Black-Scholes model). Our determination of fair value of share-based payment awards is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. For non-employee options, the fair value at the date of grant is subject to adjustment at each vesting date based upon the fair value of our common stock. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

We estimate the fair value of restricted stock awards based upon the grant date closing market price of our common stock. Our determination of fair value is affected by our stock price as well as assumptions regarding the number of shares expected to vest.

Going Concern

The accompanying financial statements have been prepared assuming that we will continue as a going concern. The attainment of sustainable profitability and positive cash flow from operations is dependent upon future events. These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that includes the enactment date.

Our estimate of the valuation allowance for deferred tax assets requires us to make significant estimates and judgments about our future operating results. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more-likely-than-not that some portion of the deferred tax asset will not be realized. Significant weight is given to evidence that can be objectively verified. We evaluate deferred tax assets on an annual basis to determine if valuation allowances are required by considering all available evidence. Deferred tax assets are realized by having sufficient future taxable income to allow the related tax benefits to reduce taxes otherwise payable. The sources of taxable income that may be available to realize the benefit of deferred tax assets are future reversals of existing taxable temporary differences, future taxable income, exclusive of reversing temporary differences and carryforwards, taxable income in carry-back years and tax planning strategies that are both prudent and feasible. In evaluating whether to record a valuation allowance, the applicable accounting standards deem that the existence of cumulative losses in recent years is a significant piece of objectively verifiable negative evidence that must be overcome by objectively verifiable positive evidence to avoid the need to record a valuation allowance. We have recorded a full valuation allowance against our net deferred tax assets as it is more likely than not that the benefit of the deferred tax assets will not be recognized in future periods.

Quarterly Results of Operations

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Net Sales. We had no sales in the three months ended September 30, 2015 due to exiting the market for all Anatabloc® and CigRx®, or “dietary supplement,” products in 2014. In accordance with GAAP, all discontinued operations have been reclassified as discontinued operations for comparative purposes.

Gross Profit. Because we exited the market for sales of all dietary supplement products, we have no gross profit to report for the three months ended September 30, 2015. Activity for the three months ended September 30, 2014 has been reclassified as discontinued operations in accordance with GAAP for comparative purposes.

Total Operating Expenses. Total operating expenses (comprised of general and administrative and research and development expenses) were approximately $3.5 million for the three months ended September 30, 2015, compared to approximately $6.0 million from the same period in 2014, a decrease of approximately $2.5 million, or 41.7%. General and administrative expenses decreased by approximately $2.1 million, and research and development costs decreased by approximately $0.4 million.

General and Administrative Expenses. General and administrative expenses were approximately $2.2 million for the three months ended September 30, 2015, a decrease of approximately $2.1 million, or 48.8%, from approximately $4.3 million for the same period in 2014. For the three months ended September 30, 2015, we had decreased legal expenses of $0.2 million; a decrease of non-cash charges of $0.6 million related to stock based compensation over the same period in the prior year; a decrease in the number of employees which translated into lower salaries, consolidation of offices which reduced rents, and lower travel, phone, computer expenses of $1.1 million due to completion of the restructuring that was undertaken in 2014; and a net decrease in various other expenses in the amount of $0.2 million.

Research and Development Expenses. We expended approximately $1.3 million on research and development in the three months ended September 30, 2015, compared to approximately $1.7 million in the comparable period in 2014. The research and development costs in the three months ended September 30, 2015 were directed principally toward testing safety and efficacy of anatabine citrate in preparation for advancing regulatory review and approvals. Our research and development costs for the three months ended September 30, 2014 were primarily in support of preparing for clinical trials which were approved in 2015. For the three months ended September 30, 2015, we incurred no expenses related to the Research and Royalty Agreement with Roskamp Institute due to no further sales of Anatabloc® products, compared to $12,000 for the three months ended September 30, 2014 which have been reclassified to discontinued operations in accordance with GAAP.

Total Other Income and Expense. For the three months ended September 30, 2015, we had net other income of $0.6 million primarily related to gain on derivatives of $0.4 million and gain on sale of assets of $0.2 million, compared to expense of $33,000 primarily related to abandonment of leasehold improvements for closed offices in the same period in 2014.

Discontinued Operations, net. Loss on discontinued operations was $10,000 for the three months ended September 30, 2015, primarily related to expenses to exit the dietary supplement business, including insurance and disposal costs, compared to $4.0 million for the same period in 2014, of which $0.4 million related to sales, cost of sales, marketing and selling expenses, and $3.6 million related to loss on assets and inventory.

Net Loss. We had a net loss of approximately $2.8 million for the three months ended September 30, 2015, compared to a net loss of approximately $10.0 million for the same period in 2014. The decreased net loss for the three months ended September 30, 2015 was primarily due to cost savings in relation to restructuring, a decrease in non-cash expenditures related to stock based compensation, and recognition of a gain on derivatives and the sale of repossessed assets.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Net Sales. We had no sales in the nine months ended September 30, 2015 due to exiting the market for all dietary supplement products in 2014. In accordance with GAAP, all discontinued operations have been reclassified as discontinued operations for comparative purposes.

 Gross Profit. Because we exited the market for sales of all dietary supplement products, we have no gross profit to report for the nine months ended September 30, 2015. Activity for the nine months ended September 30, 2014 has been reclassified as discontinued operations in accordance with GAAP for comparative purposes.

Total Operating Expenses. Total operating expenses (comprised of general and administrative and research and development expenses) were approximately $9.3 million for the nine months ended September 30, 2015, a decrease of approximately $18.3 million, or 66.3%, from approximately $27.6 million for the same period in 2014. General and administrative expenses decreased by approximately $17.3 million, and research and development costs decreased by approximately $1.0 million.

General and Administrative Expenses. General and administrative expenses were approximately $7.2 million for the nine months ended September 30, 2015, a decrease of approximately $17.3 million, or 70.5%, from approximately $24.4 million for the same period in 2014. For the nine months ended September 30, 2015, we had decreased legal expenses of $2.1 million primarily due to the completion of the Department of Justice investigation, settlement of the securities class action litigation and completion of the derivatives litigation; a decrease of non-cash charges of $8.7 million related to stock based compensation; a decrease in the number of employees which translated into lower salaries, consolidation of offices which reduced rents, and lower travel, phone, computer expenses of $6.2 million due to completion of restructuring that was undertaken in 2014, and other various expenses in the net amount of $0.3 million.

 Research and Development Expenses. We expended approximately $2.1 million on research and development in the nine months ended September 30, 2015, compared to approximately $3.2 million in the comparable period in 2014. The research and development costs in the nine months ended September 30, 2015 were directed principally toward testing safety and efficacy of anatabine citrate in preparation for advancing regulatory review and approvals. Our research and development costs for the nine months ended September 30, 2014 were primarily in support of our anatabine-based dietary supplements and cosmetics, which have been discontinued, and in the preparation of our IND submission, which occurred in June 2014, in addition to preparing for clinical trials. For the nine months ended September 30, 2015, we incurred no expenses related to the Research and Royalty Agreement with Roskamp Institute due to no further sales of Anatabloc® products, compared to $84,000 for the nine months ended September 30, 2014, all which have been reclassified to discontinued operations in accordance with GAAP.

 Total Other Income and Expense. For the nine months ended September 30, 2015, we had other income of $3.9 million, primarily due to insurance proceeds received related to completion of certain litigation matters, recognition of a gain on derivative instruments and a gain on sale of assets. For the nine months ended September 30, 2014, we had other expense of $307,000 primarily related to a loss reserve for notes receivable and loss on abandoned leasehold improvements for closed offices in connection with our planned restructuring.

Discontinued Operations, net. Loss on discontinued operations was $81,000 for the nine months ended September 30, 2015, primarily related to expenses to exit the dietary supplement business, including insurance and disposal costs, compared to $4.6 million for the same period in 2014, of which $998,000 related to sales, cost of sales, marketing and selling expenses, and $3.6 million related to loss on disposition of assets and inventory, a decrease of $4.5 million, or 97.8%.

Net Loss. We had a net loss of approximately $4.0 million for the nine months ended September 30, 2015, compared to a net loss of approximately $32.6 million for the same period in 2014. The decreased net loss for the nine months ended September 30, 2015 was primarily due to cost savings in relation to restructuring, a decrease in non-cash expenditures related to stock based compensation, recognition of a gain on derivative instruments, and receipt of non-recurring insurance proceeds.

Yearly Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Operating Expenses. Total operating expenses (comprised of general and administrative and research and development expenses) were approximately $32.6 million for the year ended December 31, 2014, an increase of approximately $6.2 million, or 23.5%, from approximately $26.4 million for the same period in 2013. General and administrative expenses increased by approximately $5.2 million. Research and development costs increased $1.0 million.

General and Administrative Expenses. General and administrative expenses were approximately $29.0 million for the year ended December 31, 2014, an increase of approximately $5.2 million, or 21.7%, from approximately $23.8 million for the same period in 2013. For the year ended December 31, 2014, salaries decreased $1.6 million which were offset by salary continuation expense in connection with our corporate restructuring of $5.1 million. Stock based compensation increased $2.8 million primarily due to recognition of stock options and incentives for our CEO and (now former) President granted in their employment contracts. Insurance costs increased approximately $1.0 million primarily due to increased Director and Officer insurance. Stockholder expenses increased $0.5 million due to increased investor meeting expenses. These increases were partially offset by decreases in legal expenses of approximately $2.4 million related to investigation and other matters; and reduced travel expenses of $0.8 million, and an increase in aggregate all other expenses of $0.6 million.

Research and Development Expenses. We expended approximately $3.6 million on research and development during 2014, an increase of $1.0 million, or 40.7%, from approximately $2.6 million for the comparable period in 2013. The research and development costs in 2014 were directed principally toward preclinical studies in support of the IND with the FDA in the United States and a CTA in the United Kingdom in addition to the applications preparation.

Interest Income and Expense. We had interest income of $22,000 and $1,000 of interest expense for the year ended December 31, 2014. For the same period in 2013, we had interest income of $14,000 and no interest expense, for a net interest income of $14,000. The higher interest income was due primarily to payments received for notes receivable from the sale of inventory and manufacturing equipment executed in 2013.

Other Income and Expense. Other income and expense was a net expense of $0.6 million for the year ended December 31, 2014 compared to $0.3 million in net expense for the comparable period in 2013. The net expense in 2014 was due to the reserve for bad debt related to the note receivable from the company who purchased the assets related to our dissolvable tobacco business in 2013. The purchaser was in default of the note receivable for non-payment. The net expense for 2013 was primarily due to the reversal of an accrual of $1.3 million as a result of a resolution of a contingent fee arrangement with the law firm representing us in the RJR patent lawsuit, offset by the State of Virginia sales and use tax case settlement expense of $1.0 million and the write off of unusable equipment of $0.7 million.

Income Tax Expense. During the years ended December 31, 2014 and 2013, we had no income tax obligation due to our net operating losses. Additionally, we reserved 100% for all deferred tax benefits associated with these losses.

Discontinued Operations. During the year ended December 31, 2014, we discontinued our dietary supplement and cosmetic business. We recognized a loss on disposal of inventory and equipment related to these businesses of approximately $3.6 million and loss on operations of approximately $1.8 million. During the year ended December 31, 2013, we recognized a gain from the sale of equipment and inventory specific to the dissolvable tobacco business of $0.4 million. In addition, the dietary supplement and cosmetic business operations loss of $6.5 million (primarily net revenue, cost of goods sold and marketing and sales) was reclassified to discontinued operations.

Net Loss. We had a net loss from continuing operations of approximately $(33.1) million for the year ended December 31, 2014 compared to a net loss from continuing operations of approximately $(26.7) million in 2013, an increased loss of $6.4 million. The net loss after discontinued operations for the year ended December 31, 2014 was $(38.5) million compared to the net loss after discontinued operations of $(32.8) million for the same period in 2013, an increased loss of $(5.7) million. The increase in loss is primarily due to salary continuation charges of $5.1 million, an increase in stock based compensation of $2.8 million, increased Director and Officer insurance costs of approximately $1.0 million, an increase of $1.0 million in research and development costs, and an increase in stockholder expenses of $0.5 million. These increases were partially offset by decreases in legal expenses of approximately $2.4 million, reduced travel expenses of $0.8 million and a decrease of $0.7 million in results of discontinued operations and a decrease of aggregate all other items of $0.8 million.

For the year ended December 31, 2014, our basic and diluted loss per share from continuing operations was $4.49 compared to a basic and diluted loss per share from continuing operations of $3.97 for the year ended December 31, 2013. For the year ended December 31, 2014, our basic and diluted loss per share, including $0.73 from discontinued operations, was $5.22. This compared to a basic and diluted loss per share, including $0.91 from discontinued operations, was $4.88 for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Operating Expenses. Total operating expenses (comprised of general and administrative and research and development expenses) were approximately $26.4 million for the year ended December 31, 2013, an increase of approximately $5.2 million, or 24.6%, from approximately $21.2 million for the same period in 2012. General and administrative expenses increased by approximately $6.9 million. Research and development costs decreased $1.7 million.

General and Administrative Expenses. General and administrative expenses were approximately $23.8 million for the year ended December 31, 2013, an increase of approximately $6.9 million, or 40.9%, from approximately $16.9 million for the same period in 2012. For the year ended December 31, 2013, we had increased legal expenses of $6.6 million primarily related to our efforts in responding to subpoenas in the government investigation and in connection with our related internal investigation, related civil actions and management transition. Net non-cash charges increased $3.2 million related to stock options, stock grants and the modification of the time to exercise previously issued stock options. These expense increases were partially offset by reduced executive salaries of $1.4 million, and by reductions in executive travel payments of $1.0 million. The aggregate of all other expenses were lower by $0.5 million.

Research and Development Expenses. We expended approximately $2.6 million on research and development during 2013, a decrease of $1.7 million, or 39.7%, from approximately $4.3 million for the comparable period in 2012. The research and development costs in 2013 were directed principally toward the ongoing clinical trial for Anatabloc® Facial Crème and the analysis of results of the CRP and Hashimoto’s autoimmune thyroiditis clinical trials. Information gathered from clinical trials has been utilized in our ongoing drug development efforts.

Interest Income and Expense. We had interest income of $14,000 and no interest expense for the year ended December 31, 2013. For the same period in 2012, we had interest income of $17,000 and interest expense of $104,000, for a net interest expense of $87,000. The lower interest expense for the year ended December 31, 2013 reflected principally the extinguishment of our long term debt obligations to RJ Reynolds (“RJR”) pursuant to the terms of our 2012 settlement agreement as well as the extinguishment of other minor long-term debt in 2013. The lower interest income during the year ended December 31, 2013 was primarily due to lower cash balances in the period.

Other Income and Expense. Other income and expense was a net expense of $0.3 million for the year ended December 31, 2013 compared to $6.6 million in net income for the comparable period in 2012, a decrease of $6.9 million. The net expense for 2013 was primarily due to the reversal of an accrual of $1.3 million as a result of a resolution of a contingent fee arrangement with the law firm representing us in the RJR patent lawsuit, offset by the State of Virginia sales and use tax case settlement expense of $1.0 million and the write off of unusable equipment of $0.7 million. The $6.6 million in net income for the year ended December 31 2012 was primarily due to the settlement of the RJR patent lawsuit which consisted of debt forgiveness and a cash payment to our company in September 2012.

Income Tax Expense. During the years ended December 31, 2013 and 2012, we had no income tax obligation due to our net operating losses. Additionally, we reserved 100% for all deferred tax benefits associated with these losses.

Discontinued Operations. During the year ended December 31, 2013, we recognized a gain from the sale of equipment and inventory specific to the dissolvable tobacco business of $0.4 million, and a loss of $(6.5) million specific to our dietary supplement business. During the year ended December 31, 2012, we elected to close our dissolvable tobacco business and exited the tobacco business as of December 31, 2012. We incurred a charge of $(3.1) million in connection with the discontinuation of those operations and losses from operations – dissolvable tobacco and dietary supplements – of $(5.1) million for a total discontinued operations charge of $(8.2) million.

Net Loss. We had a net loss from continuing operations of approximately $(26.7) million for the year ended December 31, 2013 compared to a net loss from continuing operations of approximately $(14.6) million in 2012, an increased loss of $12.1 million. The net loss after discontinued operations for the year ended December 31, 2013 was $(32.8) million compared to the net loss after discontinued operations of $(22.9) million for the same period in 2012, an increased loss of $10.0 million. The results for the year ended December 31, 2012 included miscellaneous one-time income of $6.6 million primarily as a result of the resolution of the RJR litigation matters, increased legal expenses of approximately $6.6 million and increased non-cash stock compensation of $3.2 million. These increases were offset by decreased executive salaries of $1.4 million, executive travel of $1.0 million and research and development expenses of $1.7 million and a decrease in total loss from discontinued operations of approximately $2.1 million.

For the year ended December 31, 2013, our basic and diluted loss per share from continuing operations was $(3.97) compared to a basic and diluted loss per share from continuing operations of $(2.49) for the year ended December 31, 2012. For the year ended December 31, 2012, our basic and diluted loss per share, including $(1.40) from discontinued operations, was $(3.89). This compared to a basic and diluted loss per share, including $(0.91) from discontinued operations, was $(4.88) for the year ended December 31, 2013. However, on a pro-forma basis, excluding the net gain from the resolution of the RJR litigation matters and the discontinued operations, our net loss per share, both basic and diluted, would have been $(2.49) for the year ended December 31, 2012. We believe that this non-GAAP measure is important to an investor’s understanding of our net losses from core business operating results, and that the net gain from the resolution of the RJR litigation reflects a one-time event that will not recur in future periods.

Reconciliation of GAAP to Non-GAAP earnings per share
	Year ended December 31,
	2013	2012
	unaudited

Basic and diluted net loss per common share GAAP basis continuing operations	$(3.97)	$(2.49)

Basic and diluted gain from RJR settlement	$-	1.12

Basic and diluted net (loss) per common share Non-GAAP basis	$(3.97)	$(3.89)

Liquidity and Capital Resources

We have been operating at a loss for the past twelve years. Our future prospects will depend on our ability to successfully pursue our strategy of pharmaceutical development, manage overall operating expenses, and obtain additional capital necessary to support our operations. Historically, we generally funded our operations through private placements and sales under the Sales Agreement and certain securities purchase agreements, as well as revenues from sales of our now-discontinued tobacco products, Anatabloc® and our other anatabine-based products. We have more recently focused our operations on the research and development of drug candidates, with the initial interest on developing our anatabine-based compounds as potential drug candidates. Since we voluntarily discontinued the sale of our prior products, we have obtained the capital necessary to support our operations through private placements, sales under the Sales Agreement, and a registered direct offering, as described in further detail below.

During the quarter ended March 31, 2015, we recognized a $3.5 million gain from insurance proceeds related to settlement of litigation, and we received these proceeds in April 2015. They were used to partially satisfy outstanding legal bills and indemnity payments relating to our class action and derivative litigation and other legal matters and to pay essential operating expenses.

On May 8, 2015, we entered into a securities purchase agreement with an accredited investor, pursuant to which we issued and sold a total of 77,590 shares of our common stock, at a purchase price of $3.00 per share, and warrants to purchase up to a total of 69,831 shares of common stock. The warrants, which have an exercise price of $3.00 per share, are generally exercisable beginning on May 8, 2019, and expire on May 8, 2022. An aggregate of 62,072 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase common stock held by the investor at an amended exercise price of $3.00 per share. An aggregate of $232,000 was raised in the private placement, all of which was paid to us as an advance in March 2015.

On June 16, 2015, we entered into the June Purchase Agreement with five institutional investors which provided for the issuance and sale of 1,644,500 shares of common stock and warrants to purchase up to 1,223,375 shares of common stock in a registered direct offering. The shares and warrants were sold in units, each of which is comprised of one share and 0.75 warrants to acquire one share of common stock. The purchase price per unit in the offering was $2.25. The warrants, which have an exercise price of $2.83, are exercisable six months following the date of issuance and will expire on the fifth anniversary of the initial date that the warrants become exercisable. For a period of six months following the issuance of the warrants, the warrants will contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. These warrants have been recorded as a derivative liability in the accompanying balance sheets. (See Note 8 to our consolidated financial statements for the quarter ended September 30, 2015 for further discussion of the derivative liability.) The closing of the offering occurred on June 19, 2015. An aggregate of $3,441,116, net of expenses, was raised in the offering. The proceeds are being used for clinical development activities, working capital and general corporate purposes. As part of the June Purchase Agreement, we agreed not to make any sales under the Sales Agreement or to directly or indirectly offer, sell, assign, transfer, pledge, or contract to sell any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including the filing of a registration statement with the SEC in respect thereof, for 90 days from the close of the transaction.

Maxim Group was the exclusive placement agent for the registered direct offering under the Placement Agent Agreement between us and Maxim Group. Upon the closing of the offering, pursuant to the Placement Agent Agreement, Maxim Group received a placement agent fee of $259,009. In addition, the Placement Agent Agreement provides that, for a period of twelve months from the date of the Placement Agent Agreement, we grant to Maxim Group the right of participation to act as lead managing underwriter and book runner or sole placement agent for any and all future registered offerings and private placements of equity, equity-linked and debt offerings during such twelve month period, subject to exceptions for our at-the-market facility and private placements of securities in which we do not engage a placement agent.

On October 14, 2015, we entered into definitive agreements with several institutional investors, which were amended on February 4 , 2016, relating to the private placement of $20.0 million in principal amount of Notes. The closing of the private placement took place on October 15, 2015. Upon the closing of the sale of Notes, we received cash proceeds of $20 million, of which we deposited $1.0 million in an unrestricted bank account in our name and $19.0 million, in the aggregate, (representing the cash reserve we agreed to maintain pursuant to the terms of the Notes) into various restricted bank accounts in our name that we opened at Hancock Bank (collectively, the “Control Accounts”). The Control Accounts are subject to control agreements in favor of the investors that secure our outstanding obligations under the Notes. As of the date hereof, approximately $12.5 million remains in the Control Accounts (approximately $2.5 million was transferred to our unrestricted bank accounts upon reductions in our cash reserve maintenance obligations and approximately $4.0 million was used by us to pay amounts due under the Notes for the months of February and March 2016). The unrestricted $3.5 million of Note proceeds received by us to date is expected to be sufficient to support our current operations through April 2016. Our obligation to maintain a cash reserve will be further reduced, and corresponding amounts held in the Control Accounts transferred to our unrestricted bank accounts, subject to satisfaction of certain Equity Conditions (as defined in the Notes), as follows: $1.0 million on each of April 16, 2016 and the 11th trading day of each calendar month thereafter. If we fail to meet certain equity conditions set forth in the Notes, however, we will not be eligible to reduce the cash reserves securing the Notes below $12.5 million nor may we make installment payments on the Notes in shares of our common stock. Even if we satisfy these equity conditions and continue to reduce the cash reserves securing the Notes, we will need to negotiate longer term payment plans with respect to various liabilities and outstanding obligations. As a result, we will continue to explore a variety of potential financing options, including additional private placements and financing transactions. There can be no assurance that we will be successful in obtaining such additional funding on commercially favorable terms, if at all. If we are not successful in negotiating terms or we do not raise sufficient funding, we may be forced to curtail clinical trials and product development activities.

As a result of this uncertainty, there is substantial doubt about our ability to continue to be a going concern. Our continuation as a going concern depends upon our ability to negotiate favorable payment terms on various obligations and obtain additional financing to provide cash to meet our obligations as may be required, and ultimately to attain profitable operations and positive cash flows. We have no commercial products on the market at this time, and no associated revenues due to exiting the dietary supplement market in the U.S. While we are evaluating overseas market opportunities through possible licensing arrangements, we have not yet entered into any such licensing arrangements.

Corporate Transition Matters

As discussed above, as part of our corporate transition, we have shifted the focus of our operations to concentrate on the development of pharmaceutical products. The costs and expenses related to the drug development industry may vary significantly from those associated with our prior nutraceutical supplement and cosmetic lines of business, including costs and expenses related to clinical trials, regulatory compliance and generally bringing to market drug candidates. These factors, among others, will require us to seek additional capital resources as we move forward with our drug development program on a more expedited basis.

Summary of Balances and Recent Sources and Uses

As of September 30, 2015, we had negative working capital of approximately $10.2 million, which included cash of approximately $0.1 million in current assets.

As of December 31, 2014, we had negative working capital of approximately $11.6 million, which included cash of approximately $0.4 million.

Net Cash From Operating Activities

During the nine months ended September 30, 2015, approximately $5.2 million of cash was used in operating activities compared to approximately $15.1 million of cash used in operating activities during the same period in 2014, a reduction of $9.9 million or 65.6%, due primarily to decreases in general and administrative expenses due to restructuring and slightly lower research and development costs, recognition of a gain from derivative liabilities, receipt of $4.3 million in insurance proceeds, coupled with deferred payment of many corporate obligations due to our cash position.

For the year ended December 31, 2014, approximately $16.5 million of cash was used in operating activities compared to approximately $21.4 million of cash used in operating activities during the same period in 2013. Cash used in operations was approximately $4.9 million lower during the year ended December 31, 2014 as compared to the same period in 2013, due primarily to the payment delay in normal operating expenses due to the lack of cash resources.

Net Cash From Investing Activities

During the nine months ended September 30, 2015, we generated a net of $47,000 for investing activities from the sale of repossessed assets. During the same period last year, we used $150,000 for investing activities for the purchase of fixed assets, net of payments received from trademark licensing agreements and notes receivable.

For the year ended December 31, 2014, we used $158,000 from investing activities, primarily due to leasehold improvements of $218,000 at our new office location in Sarasota, Florida, offset in part by $17,000 in royalty payments from the licensing of trademarks related to our cigarette business, which we sold in 2007, and $43,000 from the note receivable related to the sale of the dissolvable tobacco equipment and inventory. The note was in default due to late payments at the end of 2014. During the year ended December 31, 2013, we had cash from the note receivable from the sale of the dissolvable tobacco equipment and inventory of $6,000 and cash received from licensing of cigarette trademarks of $33,000 for a total of $39,000.

Net Cash From Financing Activities

During the nine months ended September 30, 2015, we generated net cash from financing activities of $5.0 million primarily through exercise of warrants for $389,000 and the sale of common stock for $4.6 million, as compared to the same period in 2014 in which we generated net cash from financing activities of $13.8 million, through the exercise of warrants for $4.2 million and the sale of common stock for gross proceeds of $9.7 million.

For the year ended December 31, 2014, we generated net cash from financing activities of $14.5 million; $4.2 million through the exercise of warrants; common stock sale of $10.0 million; and line of credit borrowing of $0.4 million. During the year ended December 31, 2013, we generated net cash from financing activities of approximately $7.8 million, primarily through the exercise of warrants.

Cash Demands on Operations

During the nine months ended September 30, 2015, we had losses from continuing operations that totaled $3.9 million. During the year ended December 31, 2014, we had losses from continuing operations that totaled $33.1 million and a net loss of $38.5 million.

Contingent Liabilities and Cash Demands

Litigation Costs. We have paid or accrued all existing obligations with respect to litigation expenses. Also, as part of our fee arrangements in certain litigation matters, we had agreed to pay counsel a percentage of any damage awards, a percentage of the resulting payments we actually received in the event that the litigation was resolved in our favor or a result fee in return for a cap on fee payments during the litigation. In connection with the settlement of the RJR litigation, we accrued $1.3 million with respect to a contingent fee arrangement with counsel relating to that litigation. Based on an agreement reached with counsel in the RJR matter in July 2013, we accounted for this item as a contingent liability beginning in the third quarter of 2013. Subsequent to the third quarter of 2013, we agreed to pay counsel $1.3 million and have paid $1.0 million to date on this outstanding liability.

Product Liability. Prior to the introduction of our dietary supplements and cosmetics, we obtained product liability insurance for each of our products. This insurance covers claims arising from product defects or claims arising out of the sale, distribution and marketing of these products. There have been no claims asserted with respect to any injury arising from the manufacture, sale or use of our dietary supplements or cosmetics to date. If any such claims are asserted in the future and ultimately result in liability that exceeds the limits of our insurance coverage, we would be liable for any such excess amount.

In 2014, a purported class action was filed with respect to the purchase of our Anatabloc® product. In that case, plaintiff seeks a refund on behalf of all persons purchasing our dietary supplement on the basis that the product was not effective for claims allegedly asserted by our company. We have been advised by our insurance carrier that there is no coverage for the claims asserted in this case. (See “Business—Legal Proceedings” for an update on the original action and the amended complaint filed in February 2015.)

In the past, we maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contained any foreign object (i.e., any object that was not intended to be included in the manufactured product). The product liability insurance previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that insurance for health-related claims can currently be obtained. Although we ceased selling cigarettes in 2007 and exited from the tobacco business as of December 31, 2012, we may be named as a defendant in such cases in the future. However, we believe that we have conducted our business in a manner that decreases the risk of liability in a lawsuit of the type described above, because we have attempted to consistently present to the public the most current information regarding the health risks of long-term smoking and tobacco use generally, have always acknowledged the addictive nature of nicotine and have never targeted adolescent or young persons as customers.

Government Investigation. In late January and February 2013, our company, directors and others received subpoenas from the USAO for the Eastern District of Virginia seeking documents. We believe we have responded to substantially all of the issues being reviewed by the USAO. In addition, the international law firm of Chadbourne & Parke LLP conducted an internal investigation of these matters and that investigation was substantially completed in late June 2013.

We incurred substantial legal expenses in connection with the government and internal investigations discussed above in 2014 and 2013. We have not incurred any additional legal expenses in 2015 in connection with the USAO investigation of former Governor Robert McDonnell and his wife, Maureen McDonnell, which has been completed as of January 6, 2015. We have not incurred any additional expenses to date related to this matter.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

Contractual Obligations

At December 31, 2014, our contractual cash obligations, with initial or remaining terms in excess of one year, net of offsetting sublease payments, were as follows (in thousands):

			Amount of
			Commitment ($)
			Expired By Year
			Ending December 31,
		Year ending	Three years ending	One year ending	More than 5
	Total	12/31/2015	2018	2019	Years
Operating Leases	$497	$86	$199	$62	$150

Our company had purchase commitments as of December 31, 2014 totaling $0.6 million.

Employment contracts are not included in the above table.

Accounting and Reporting Developments

See Note 1 to our consolidated financial statements for the year ended December 31, 2014 and Note 1 to our condensed consolidated financial statements for the nine months ended September 30, 2015 included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Except for the warrants issued under the June Purchase Agreement, which are considered derivative instruments, as discussed in Note 8 to the consolidated financial statements for the nine months ended September 30, 2015, we have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of January 15, 2016, certain information with respect to the beneficial ownership of our common stock by each beneficial owner of more than 5% of our common stock, each of our directors, each of our named executive officers, and all of our directors and executive officers as a group. As of January 15, 2016, there were 11,566,941 shares of our common stock outstanding.

Name	Shares Beneficially Owned (1)	Percentage Owned (2)
Named Executive Officers
Michael J. Mullan (3)	74,376	*
William L. McMahon (4)	—	—
Directors Who Are Not Named Executive Officers
Lee M. Canaan (5)	15,092	*
Scott P. Sensenbrenner (6)	6,000	*
Sunitha Chundru Samuel (7)	5,500	*
Robert W. Scannell (8)	370,918	*
All Directors and Executive Officers as a Group (6 Persons) (9)	471,886	*
Other Beneficial Owners of 5% or More of the Outstanding Common Stock of the Company
N/A

* Denotes less than 1% beneficial ownership.

(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such securities, but not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them. Unless otherwise noted, the address for each of the above stockholders is c/o Rock Creek Pharmaceuticals, Inc., 2040 Whitfield Ave., Suite 300, Sarasota, Florida 34243.

(2)	The “Percentage Owned” calculations are based on the outstanding shares of our common stock as of November 9, 2015.

(3)	Includes 40,000 shares that Dr. Mullan has the right to acquire upon exercise of stock options.

(4)	Mr. McMahon became an executive officer (Interim Chief Financial Officer and Treasurer) in August 2015 upon the resignation of Benjamin M. Dent as Chief Financial Officer, Vice President of Operations, Treasurer, and Secretary.

(5)	Includes 7,178 shares held of record by Braeburn Capital Partners, LLC, of which Ms. Canaan is a principal, and 3,618 share held of record by Canaan Family Trusts. Ms. Canaan disclaims beneficial ownership of the shares held by Braeburn Capital Partners, LLC, except to the extent of her pecuniary interest therein. Ms. Canaan was granted a stock option for 2,000 shares upon her appointment to our Board of Directors on August 1, 2014. Half of the options vested on August 1, 2015 and the remaining options vest on August 1, 2016. She also received her Board of Directors anniversary grant of options to purchase 2,000 shares on August 1, 2015.

(6)

Mr. Sensenbrenner was granted a stock option for 2,000 shares upon his election to our Board of Directors at our 2013 annual meeting of stockholders. Half of the options vested on December 27, 2014 and the remaining options vest on December 27, 2015.  He also received his Board of Directors anniversary grant of options to purchase 2,000 shares on each of December 27, 2014 and December 27, 2015.

(7)	Ms. Samuel was granted a stock option for 2,000 shares upon her appointment to our Board of Directors on April 20, 2015. Those option shares will vest in equal increments on April 20, 2016 and 2017.

(8)	Includes 307,915 shares and warrants to purchase 63,003 shares that are exercisable within 60 days held of record by Feehan Partners, LP, a family limited partnership controlled by Mr. Scannell. Mr. Scannell was also granted a stock option for 2,000 shares upon his appointment to our Board of Directors on November 17, 2015. Those option shares will vest in equal increments on November 17, 2016 and 2017.

(9)	Includes 46,000 shares of common stock that the directors and officers have the right to acquire upon the exercise of options.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the name, age, and position of each of our executive officers and directors as of November 9, 2015.

Name	Age	Position
Michael John Mullan	58	Chief Executive Officer, President, and Chairman of the Board

William L. McMahon	63	Chief Financial Officer, Treasurer and Secretary

Scott P. Sensenbrenner	46	Director, Member of the Audit Committee, the Compensation Committee, and the Nominating Committee

Lee M. Canaan	59	Director, Member of the Audit Committee, the Compensation Committee, and the Nominating Committee

Sunitha Chundru Samuel	39	Director, Member of the Audit Committee, the Compensation Committee, and the Nominating Committee

Robert W. Scannell	57	Director

Michael John Mullan MBBS (MD), PhD. Dr. Mullan has served as a member of our Board of Directors since December 2013. Dr. Mullan was elected as our Chief Executive Officer and Chairman of our Board following the 2013 annual meeting of stockholders held on December 27, 2013. In addition, Dr. Mullan was appointed to serve as our President in June 2015. Dr. Mullan is a global leader in biomedical research, particularly Alzheimer’s Disease and related disorders. Until October 2013, Dr. Mullan served as Chief Executive Officer and President of the not-for-profit Roskamp Institute in Sarasota, Florida. Dr. Mullan continues to serve as a board member of the Roskamp Institute. Dr. Mullan also serves as Chief Executive Officer of Archer Pharmaceuticals, Inc., a company that specializes in targeted drug discovery for Alzheimer’s disease. Dr. Mullan has directed numerous drug discovery and development projects and has co-designed and directed numerous clinical trials. In addition, Dr. Mullan has been an author on more than 200 articles on an array of bio-medical topics, including inflammation, novel drug targets and new treatment approaches. Dr. Mullan received his medical degree (MBBS) and PhD in Molecular Genetics from London University.

Dr. Mullan brings a highly unique set of skills to our Board as a seasoned executive, physician and clinical researcher. In light of our shift to focus more on the development, approval and sales of pharmaceutical products, Dr. Mullan’s scientific background and experience with, and contacts in, the pharmaceutical industry will be a necessary component of our ongoing corporate transition. Further, Dr. Mullan has important experience acting in a leadership position of large medical research organizations and is well-known and respected in his field.

William L. McMahon . Mr. McMahon became our Interim Chief Financial Officer and Treasurer on August 16, 2015 and was appointed Chief Financial Officer, Treasurer and Secretary on November 23, 2015. Mr. McMahon was previously engaged to provide financial consulting services to our company in July 2015. Prior to being engaged by us in July 2015, Mr. McMahon served as the Chief Financial Officer for Neptune Minerals, Inc., a company engaged in deep ocean minerals exploration and resource development. Mr. McMahon joined Neptune in January 2012 after serving as an interim Chief Financial Officer while a partner at Tatum LLC, a firm specializing in interim Chief Financial Officer positions, and continues to serve as Neptune’s Chief Financial Officer on a part-time basis. Prior to Neptune, from January 2011 to January 2012, Mr. McMahon served as a partner at Tatum LLC, where he was responsible for interim Chief Financial Officer positions for clients of Tatum. From January 2010 to January 2011, Mr. McMahon worked as an independent contractor providing financial management consulting services to privately held manufacturing clients. Mr. McMahon has a diverse industry background working in manufacturing, distribution, transportation and logistics, retail and hospitality as well as defense, high tech and wireless communication. Mr. McMahon holds a Bachelor of Science in Accounting degree from DePaul University in Chicago, Illinois.

Mr. McMahon has extensive experience in finance, accounting and capital funding for both private and public companies, including acting as a Chief Financial Officer. This experience will be particularly important as we implement strategies to finance our pharmaceutical development efforts.

Scott P. Sensenbrenner. Mr. Sensenbrenner has served as a member of our Board of Directors since December 2013. Mr. Sensenbrenner has extensive experience in the areas of nutraceutical marketing, supply chain, operations and financial management in the natural products industry. He currently serves as the Chief Executive Officer and a director for Enzymedica Inc., a market leader in the area of enzymes supplementation, and has been in this position since 2009. From 2004 to 2009, Mr. Sensenbrenner acted as Vice President of Marketing and Sales for Thorne Research, and from 2001 to 2004, he served as the Group Director of the Nutrition Division for Perrigo, Inc. Mr. Sensenbrenner led the marketing efforts at Enzymatic Therapy in the 1990’s, when the firm introduced many of the leading products sold in the natural products industry today including Glucosamine, CoQ10, St. John’s Wort, 7Keto, Policosanol, Red Yeast Rice, Standardized Herbs, IP-6, KAVA, and Black Cohosh. In each of these roles, Mr. Sensenbrenner designed and orchestrated business strategies and executed category-changing product introductions. Mr. Sensenbrenner also served as an advisory director of Z Trim Holdings, a public company, from 2006 to 2007. Mr. Sensenbrenner received his Bachelor of Science degree in Journalism from the University of Wisconsin.

Mr. Sensenbrenner’s nutraceutical and pharmaceutical marketing experience will be valuable given that a key component of our ongoing corporate transition is a focus on market acceptance of pharmaceutical products. Thus, if we obtain any requisite regulatory approvals to market pharmaceutical products, we expect Mr. Sensenbrenner will be able to provide our Board and our management with valuable insight and guidance with respect to the marketing of such products.

Lee M. Canaan. Ms. Canaan has served as a member of our Board of Directors since August 1, 2014. Ms. Canaan has been a portfolio manager at Braeburn Capital Partners, LLC, a private investment fund, since September 2003. During her time with Braeburn Capital Partners, Ms. Canaan founded and established the fund’s investment management business. In addition, Ms. Canaan served as the Corporate Development Partner of Quantum Ventures of Michigan, LLC, a private equity firm, from September 2011 to November 2012. Prior to founding Braeburn, Ms. Canaan was on the high yield bond investment team at AIM Management, part of the Invesco family of investment management services. Ms. Canaan began her financial career as an analyst and investment manager in the corporate treasury operations of ARCO, a Fortune 100 oil and gas company acquired by BP in 2000. Prior to that, she was a geophysicist for AMOCO Production Company. Ms. Canaan received an MBA in Finance from The Wharton School at the University of Pennsylvania, a Masters in Geophysics from the University of Texas at Austin, and a BS in Geological Sciences from the University of Southern California. She currently holds the Chartered Financial Analyst (CFA) designation.

Ms. Canaan is on the board of Panhandle Oil and Gas (NYSE: PHX), where she serves on the Governance and Nominating (chairman) and Audit Committees. She also served as a director of Equal Energy Ltd. (NYSE: EQU) and was a member of the Audit and the Reserves Committees from May 2013 until the company was sold in July 2014. Previous public company board service includes Noble International (NASDAQ: NOBL) and Oakmont Acquisition Corporation (AMEX: OMAC).

Ms. Canaan understands the history of our company from the perspective of both a long-time stockholder and professional investment manager. Her extensive experience in the public and private capital markets as well as financial analysis, mergers and acquisitions, and prior public-company board experience will be valuable to our Board of Directors in its efforts to finance our pharmaceutical development and evaluate potential partnering or other strategic activities.

Sunitha Chundru Samuel. Dr. Samuel has served as a member of our Board of Directors since April 20, 2015. Dr. Samuel has been the Chief Executive Officer of Sierra Molecular Corporation (“Sierra”), a privately-held pharmaceutical development company, since 2009. Dr. Samuel also serves on the board of directors of Sierra. Prior to her service with Sierra, Dr. Samuel co-founded Cambridge Devices, Inc., a company focused on developing technologies to capture, process and analyze tissue identification test information, in 2004.

Dr. Samuel’s extensive experience as a founder and executive of medical device and pharmaceutical development companies will provide valuable insights to our Board of Directors relating to our research and development of pharmaceutical products, as well as our development and management of strategic partnerships. Dr. Samuel can also provide our Board of Directors and management valuable insights regarding sales and marketing of our products if we obtain requisite regulatory approvals to market such products.

Robert W. Scannell. Mr. Scannell has served as a member of our Board of Directors since November 17, 2015. Mr. Scannell is a co-founder and has been a General Partner, since October 2014, of Iaso Advisors, LLC, an investment fund that invests in healthcare assets. Mr. Scannell was the founder and a General Partner, from October 1994 to October 2014, of Tradewinds Investment Management, LP, an investment fund that for the past 20 years has managed numerous funds investing in emerging markets, distressed businesses, and deep-value strategies. Prior to founding Tradewinds, Mr. Scannell spent eight years in Institutional Sales at Merrill Lynch Capital Markets. He holds a BA and MBA from Penn State University, a JD from Concord Law School, and is a CFA charter holder. He also sits on the boards of Chalkzen, Inc. and Mobiplex, Inc., both of which are privately held technology companies.

Mr. Scannell’s extensive experience as a professional investment manager, particularly in the healthcare field, and perspective as a stockholder of the Company will provide valuable insight to our Board of Directors in its efforts to finance our pharmaceutical development and evaluate potential partnering or other strategic activities. Mr. Scannell’s capital markets experience will also be beneficial in this regard.

Director Independence

The standards relied upon by our Board of Directors in affirmatively determining whether a director is “independent” in compliance with rules of the NASDAQ Stock Market are the standards set forth in the NASDAQ Marketplace Rules and the applicable listing requirements thereof. In addition, no director will qualify as independent unless our Board of Directors affirmatively determines that the director has no relationship that may interfere with the director’s exercise of independent judgment.

Our Board, in applying the above-referenced standards, affirmatively determined that the following current and former members of our Board are, or were during their terms on the Board, independent: Lee M. Canaan, Benjamin M. Dent (until his resignation to assume an executive position with our company in February 2015, which he resigned from in August 2015), Scott P. Sensenbrenner, Sunitha Chundru Samuel, Edward J. McDonnell (until his resignation from our Board in April 2015), and Robert Scannell . It was further determined that Dr. Michael J. Mullan is not, and Dr. Christopher Chapman (who resigned from our Board and from his position as President of our company in June 2015) was not, independent by virtue of their positions as executive officers of our Company. In addition, it was determined that all of the members of our Audit Committee qualify as independent directors under the independence standards for audit committee members set forth in the NASDAQ Marketplace Rules.

As part of our Board of Director’s process in making independence determinations, each director that has been determined to be independent has provided responses to questionnaires confirming that (i) all of the above-cited objective criteria for independence are satisfied and (ii) he or she has no other relationship that could interfere with his or her ability to exercise independent judgment.

Compensation Committee Interlocks and Insider Participation

Except for Mr. Dent, who served as an executive officer of our company from February 2015 to August 2015, no director who served on our Compensation Committee during 2014 has served as an officer or employee of our company at any time. None of our executive officers served during 2014 as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of our Board of Directors or Compensation Committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis relates to the material elements of compensation awarded to, earned by, or paid to the individuals listed in the Summary Compensation Table, sometimes referred to as our named executive officers or “Named Executives,” for 2014. This compensation discussion and analysis also discusses events that took place prior or subsequent to 2014 to the extent they are material to understanding 2014 compensation.

Overview

During 2014, we experienced a series of significant changes in our business, operations, and leadership. These transitions included a change in executive management that began in December 2013 and continued through February 2015, a change in our business from being a company focused primarily on sales of dietary supplements and cosmetics to a company focused exclusively on pharmaceutical development, a consolidation and relocation of our executive offices, and a substantial reduction in the number of persons employed by us. Also in December 2013, an entirely new Board of Directors (with the exception of one director) was elected.

In connection with the foregoing changes, the following are some highlights that may be relevant to an understanding of our executive compensation programs:

•

Dr. Michael M. Mullan, our Chairman and Chief Executive Officer, and Dr. Christopher C. Chapman, our (now former) President, entered into executive employment agreements with us in December 2013. Dr. Mullan’s executive employment agreement is being continued on a month-to-month basis following the expiration thereof in December 2015, and Dr. Chapman’s executive employment agreement remained in place until his resignation in June 2015. The terms of these employment agreements are described below. However, as described in more detail below, based on the significant changes experienced by our company since December 2013 and our limited capital resources, the Compensation Committee and Dr. Mullan anticipate that certain mutually agreed-upon changes may be made to the terms of his employment agreement during 2015 in order to reflect the changes occurring since December 2013.

•	Two of our Named Executives, Paul L. Perito and David Dean, ceased to be employees of our company as of May 2014 and June 2014, respectively, and entered into separation agreements with us, as described below. The compensation paid to Messrs. Perito and Dean during 2014 prior to their separation was based on employment agreements entered into prior to the above-described management and business changes.

•	Park A. Dodd, our Chief Financial Officer, Treasurer, and Secretary, retired from his employment with our company effective January 31, 2015, and he was replaced by Benjamin M. Dent, a former director of our company and former chair of the Audit Committee of our Board of Directors. Mr. Dent resigned as an officer and employee of our company on August 14, 2015 and was replaced by William L. McMahon, who was appointed as our Chief Financial Officer, Secretary and Treasurer on November 23, 2015.

•	There were several changes to the composition of our Compensation Committee, as described below.

Compensation Objectives and Elements

In establishing compensation for our executive officers, our objectives are to:

•	attract and retain individuals of superior ability and managerial talent;

•	ensure that the compensation for senior executive officers is aligned with our corporate strategies, business objectives and long term interests; and

•	enhance the incentive of our executive officers to maximize stockholder value by providing opportunities for direct ownership in our company through awards of stock options and stock grants.

In furtherance of such objectives, we have historically provided, and expect to continue to provide, different elements of compensation that are intended to best promote these objectives. These elements are comprised of:

•	base salaries;

•	annual performance-based cash bonus compensation;

•	stock awards and stock option awards; and

•	other benefits and perquisites.

Immediately prior to the change in our Board and management in December 2013, our prior Board of Directors (the “Prior Board”) negotiated employment agreements with Drs. Mullan and Chapman in December 2013 that contain (or contained, as applicable) a combination of base salary, a potential performance cash award during their first year of employment based on the completion of pre-market testing of a time-released version of Anatabloc®, and performance-based stock options and stock awards. The Prior Board structured those agreements to minimize cash payments and to focus incentive awards on issuance of stock options and stock grants. In developing Drs. Mullan’s and Chapman’s employment agreements, the Prior Board was driven primarily by considerations relating to the ability to attract and retain individuals who could help our company carry out its long-term objectives to promote the maintenance of a healthy metabolism and lifestyle and, in the case of Drs. Mullan and Chapman, to expand and expedite our efforts in the drug development area. The determinations also involved an assessment of our progress in obtaining and protecting the intellectual property of which we are the exclusive owner or licensee, and the licensing of that technology, our success in introducing to the market nutraceuticals and pharmaceuticals through our subsidiary, RCP Development, Inc., and our success in generating revenue from the licensing of our proprietary technology. The elements of Drs. Mullan’s and Chapman’s employment agreements are described in more detail below.

In making executive compensation decisions, our Board of Directors has given its Compensation Committee the primary authority to determine the compensation awards available to our executive officers, and the Compensation Committee, in turn, makes recommendations on compensation levels to our Board for its approval after undertaking an analysis of appropriate levels of compensation for our executive officers. To aid the Compensation Committee in making its determinations, on a yearly basis the Compensation Committee is generally provided an analysis of the compensation levels of our executive officers based on the review of job functions and job responsibilities that have been assumed by particular executive officers and compensation ranges available in comparable positions for individuals with like training and experience.

In connection with the consideration by the Prior Board of employment contracts for Drs. Mullan and Chapman, the Prior Board, at the request of our Compensation Committee, retained CompensationGPS to provide the Compensation Committee with compensation data and other information as related to the proposed terms of Drs. Mullan’s and Chapman’s employment arrangements, including comparing such terms to both public and private companies in industries similar to our company, and to advise the Compensation Committee as to the reasonableness of such terms. CompensationGPS is an independent compensation consulting firm that had no previous relationships with either our company or any of our directors and officers, and was retained at the request of the Compensation Committee solely in relation to the matters discussed above.

Due to changes in the Compensation Committee during 2014 and because the compensation levels of the Named Executives were established by the Prior Board and also because the change in our business during the year did not lend itself to the ready identification of peer companies until near the end of 2014, the Compensation Committee did not perform a formal executive compensation analysis in 2014. However, at the end of 2014, the members of the Compensation Committee began the process of identifying peer companies and industries and expects to complete a more formal compensation analysis during 2015. Given the new focus of our company on the drug development area, going forward we expect we will consider the appropriate industry comparison based on the business activities of our company as they existed at the end of 2014 and that a formal executive compensation analysis will be performed during 2015. The Compensation Committee will review the results of this analysis and make its recommendation to the Board of Directors with respect to appropriate compensation levels.

Base Salary

In 2014, as provided in their respective employment agreements, the base salary of Dr. Mullan was $600,000, and the base salary of Dr. Chapman was $300,000. Dr. Chapman resigned from our company in June 2015, whereupon his employment agreement was mutually terminated.

Ancillary Bonuses

We did not pay any discretionary bonuses to any of our executive officers during or with respect to 2014, as the Compensation Committee determined that the performance of our company did not warrant any such bonuses.

As part of the employment agreement entered into with Dr. Mullan in December 2013, he would have been entitled to an ancillary cash bonus of $150,000 in 2014 upon our completion of pre-market testing of a time-release version of Anatabloc. Our Compensation Committee has expressed a concern that, even though this bonus condition may have technically been achieved in 2014, the payment of this bonus in light of the subsequent discontinuance of sales of Anatabloc is inconsistent with the purpose of the bonus. Therefore, Dr. Mullan agreed to temporarily waive any potential right to this bonus until he and the Compensation Committee are able to complete discussions regarding his employment agreement.

We have traditionally paid an ancillary annual holiday bonus in the amount of $1,500 to our executive officers, except for our Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), and at times our Chief Financial Officer (“CFO”). An identical bonus has been paid to our other employees. Such bonuses have been paid as part of a long-standing holiday bonus policy and are not based on executive officers meeting achievement or performance goals. However, the ancillary holiday bonus was not paid in 2014 based on our limited capital resources.

Equity Incentive Awards

While our Board of Directors believes that compensating our executive officers with equity awards helps align the interests of our executive officers with the interests of our stockholders and enhances the incentive of our executive officers to maximize stockholder value, our Board of Directors recognizes that the number of our shares owned by any director or executive is a personal decision and has not adopted a policy requiring ownership by directors or executives of a minimum number of our shares.

Our executive officers, along with our other employees, are eligible to participate in the award of stock options or restricted or unrestricted stock grants or stock appreciation rights under our 2000 Equity Incentive Plan and our 2008 Incentive Award Plan. However, to date, we have only granted stock options and not shares of restricted or unrestricted stock or stock appreciation rights to our executive officers.

As part of the employment agreements entered into with Drs. Mullan and Chapman on December 27, 2013, our Prior Board, upon recommendation of the Compensation Committee of the Prior Board, granted awards of stock options to Drs. Mullan and Chapman in the amounts of 240,000 and 120,000 shares, respectively, and potential future stock awards with a value of $2.5 million and $1.25 million, respectively, which in the case of the stock grants will be based on our closing stock price on the day prior to the vesting of such awards. Of the stock options granted to Drs. Mullan and Chapman, 40,000 and 20,000 shares, respectively, vested on the date of the grant and are not subject to any performance conditions. The employment agreements for Drs. Mullan and Chapman provide (and, in the case of Dr. Chapman, provided) the following criteria for vesting upon the attainment of the performance goals for the remaining stock option and stock grant awards.

On June 9, 2015, we entered into a Separation Agreement and General Release (“Separation Agreement”) with Dr. Chapman. In the Separation Agreement, Dr. Chapman agreed that the stock options and stock award of 1,000,000 shares and $1.25 million, respectively, had not vested. Therefore, 100,000 shares were considered forfeited, and the accrued liability for a portion of the $1.25 million stock award was reversed based upon the Separation Agreement.

Rock Creek Pharmaceuticals, Inc.

Performance Criteria and Allocations for Option Vesting and Stock Payments

	Dr. Mullan		Dr. Chapman
	Option Vesting	Value of Stock Payments	Option Vesting	Value of Stock Payments
1. Date of the Company’s first Investigational New Drug (IND) and/or Clinical Trial Application (CTA) filing occurring after December 27, 2013	40,000 shares	$500,000	20,000 shares	$250,000

2. Last day of first calendar quarter occurring after December 27, 2013 within which the Company’s cash receipts attributable to operations of the Company’s consumer products line of business exceeds expenses (without regard to overhead) attributable to such operation	40,000 shares	$500,000	20,000 shares	$250,000

3. Last day of the first calendar quarter occurring after December 27, 2013 within which earnings of the Company (without regard to interest, depreciation, amortization or taxes) is reported as positive	40,000 shares	$500,000	20,000 shares	$250,000

4. Date of commencement of human clinical trials with respect to the Company’s first IND and/or CTA filing occurring after December 27, 2013	80,000 shares	$1,000,000	40,000 shares	$500,000

Notwithstanding the above, the Compensation Committee and Dr. Mullan mutually agreed to defer any payment or vesting of the above stock awards and options until the Compensation Committee and Dr. Mullan complete their discussions regarding his employment agreement.

At December 31, 2014, there were 1,019,000 options issued and outstanding with a weighted average exercise price of $53.00 per share.

Benefits Plans

In order to attract and retain individuals who are capable of carrying out and enhancing our mission, we have provided certain benefits and perquisites to our senior executives that we believe are comparable to those generally available to senior management and were available to those executives in previous positions. In the case of our CEO, our (now former) President, and our former CEO and COO, these benefits and perquisites have included the items listed below. Where noted, such benefits also have been provided to other executive officers:

•	reimbursement for life insurance coverage in the amount of $10 million for our CEO, $5 million for our (now former) President, and $1 million for our (now former) General Counsel;

•	additional disability insurance for our CEO, (now former) President and (now former) General Counsel;

•	an automobile allowance for our CEO and (now former) President and reimbursement of automobile expenses for our (now former) Vice President of Sales and Marketing;

•	monthly or annual club membership dues for our CEO and (now former) President; and

•	reimbursement for the cost of outside counsel retained by our CEO and (now former) President in connection with advice and counsel related to the negotiation, drafting, and execution of their employment agreements.

Other Employment Agreement Provisions and Severance Arrangements

The executive employment agreements with Drs. Mullan and Chapman contain (or, in the case of Dr. Chapman, contained) severance provisions that provide (or provided, as applicable) for continued payments of salary and benefits through the term if the agreements are (or were, as applicable) terminated without “Cause” or if either Dr. Mullan or Dr. Chapman resigns (or resigned, as applicable) for “Good Reason.” In addition, in those circumstances equity awards granted to either Dr. Mullan or Dr. Chapman would be (or, in the case of Dr. Chapman, would have been) retained with the possibility of vesting if the performance targets discussed above are (or were, as applicable) met. Upon a termination of employment for death or disability, Dr. Mullan or Dr. Chapman, as applicable, would be (or, in the case of Dr. Chapman, would have been) entitled to continued salary and benefits for the one-year period following death or disability and all then-outstanding equity awards would become (or, in the case of Dr. Chapman, would have become) fully vested. Upon a change in control of our company, Dr. Mullan and Dr. Chapman would be (or, in the case of Dr. Chapman, would have been) entitled to receive a lump sum payment of $2.5 million and all then-outstanding equity awards would become (or, in the case of Dr. Chapman, would have become) fully vested and accelerate.

Under the terms of Mr. Dodd’s employment agreement, he was entitled to severance payments equal to six months base salary, based on his average salary over the preceding twelve months or lesser period as applicable, in the event the agreement was terminated without “Cause” or for “Good Reason”, as defined in the agreement. Any severance payments would have been made at the same time and in the same manner as salary payments would have been paid to Mr. Dodd during the term of his agreement. Mr. Dodd retired from our company in January 2015, and no severance is due to him.

The employment agreements with Drs. Mullan and Chapman and our other executive officers each contain (or contained, as applicable) noncompetition covenants following the termination of employment as well as covenants relating to the treatment of confidential information disclosed to them during their employment with us. The noncompetition covenants prohibit these individuals from owning a company or accepting employment with an entity that competes in the same field as our company or soliciting business of the same or similar type being carried on by our company for a period of one year following termination of employment.

Dr. Chapman resigned his position with our company in June 2015. We voluntarily agreed to pay him severance of $75,000, which has been paid in full as of September 30, 2015. No additional severance is due to him.

In 2014, we entered into separation agreements with Messrs. Perito and Dean in connection with their ceasing to be employed by us. Under a May 2014 separation agreement with Mr. Perito, we agreed to pay Mr. Perito severance compensation of $2.5 million in 8 equal quarterly installments of $312,500 each. The remaining quarterly installments are payable, at our option, in cash or shares of our common stock on the last day of each calendar quarter. If paid in shares of our common stock, the number of shares to be granted to Mr. Perito will be based on the closing price of our common stock on the first trading day immediately preceding the grant date. Shares issued as severance compensation will be issued pursuant to our 2008 Incentive Award Plan as vested unrestricted shares, unless the shares are ineligible for issuance under such plan at the time of issuance, in which case we may issue restricted shares to Mr. Perito with certain limitations. In the event of a change of control of our company prior to the payment in full of the severance compensation, all remaining severance compensation installments will become immediately due and payable on the 10th business day following a change in control. As of November 9, 2015, we were past due in the payment of $53,988 in severance to Mr. Perito.

Under a June 2014 separation agreement with Mr. Dean, we agreed to pay Mr. Dean salary continuation payments for 18 months after the date of the agreement based on his yearly base compensation of $295,000 (plus an additional $56,730 in accrued vacation pay), with the first six months of salary continuation payments being paid in cash in accordance with our customary payroll practices. The remaining salary continuation payments were payable in four quarterly installments in, at our option, cash or shares of our common stock on December 31, 2014, March 31, 2015, June 30, 2015, and September 30, 2015. If paid in shares of our common stock, the number of shares to be granted to Mr. Dean will be based on the closing price of our common stock on the first trading day immediately preceding the grant date. As of November 9, 2015, we were past due in the payment of Mr. Dean’s severance payments by an amount equal to $13,927.

In general, we believe that written employment agreements are in the best interest of our company when necessary to retain executive officers, to attract prospective executive officers to our company and to provide such individuals with assurances of continued salary and benefits in the event of the termination of their employment relationship. However, we may determine not to enter into written employment agreements with all of our executive officers, as the Compensation Committee will determine on a case-by-case basis whether it is in our best interest to enter into an employment contract with executive officers.

Taxation of Executive Compensation

We seek to compensate our executive officers in a manner that is tax effective for our company. As appropriate, we seek to structure these compensation arrangements, to the extent applicable, to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Consideration of “Say-on-Pay” Vote

Our Board of Directors recognizes the fundamental interest that our stockholders have in the compensation of our executive officers. At our 2014 annual meeting of stockholders, our stockholders approved, on an advisory basis, the compensation of our named executive officers (a “say-on-pay proposal”) as disclosed in the proxy statement for such meeting. Our stockholders approved the say-on-pay proposal by the affirmative vote of 83.66% of the shares cast on that proposal. The Compensation Committee believes that this illustrates our stockholders’ support of our approach to executive compensation. The Compensation Committee will continue to consider the outcome of our say-on-pay proposals when making future compensation decisions for our executive officers. In addition, as previously disclosed, our Board of Directors has determined that it will hold an advisory vote on the compensation of our named executive officers annually until the next required vote on the frequency of stockholder votes on executive compensation, which will occur no later than our annual meeting of stockholders in 2017.

Summary Compensation Table

The following table summarizes the compensation paid to the Named Executives during 2012, 2013 and 2014, for services rendered in all capacities to our company and our subsidiaries.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Options ($)(3)		All Other Compensation ($)		Total($)
Michael J. Mullan(1)	2012	-	-	-		-		-
Chief Executive Officer	2013	-	-	943,874		-		934,874
	2014	600,000	-	-		73,728	(4)	673,728

Christopher C. Chapman(1)	2012	-	-	-		-		-
President(15)	2013	-	-	471,937		-		471,937
	2014	300,000	-	-		84,770	(5)	384,770

Park A. Dodd, III(6)	2012	279,791	6,500	83,755		12,750		382,796
Chief Financial Officer	2013	225,000	1,500	-		10,125	(7)	236,625
	2014	184,275	-	-		6,874	(7)	191,149

Paul L. Perito	2012	1,000,000	-	-		338,180		1,338,180
Vice President and	2013	625,000	-	3,503,896	(9)	397,808	(10)	4,526,704
Senior Counsel for Legal and Regulatory Affairs(8)	2014	187,500	-	-		127,493	(11)	314,993

David Dean	2012	295,000	100,761	358,950		63,007		817,718
Vice President of Sales	2013	295,000	53,550	-		56,767	(13)	405,117
and Marketing(12)	2014	147,500	11,477	-		2,150	(14)	161,127

(1)	On December 27, 2013, Dr. Mullan was elected to the positions of Chairman and CEO and Dr. Chapman was elected President of our company. Neither Dr. Mullan nor Dr. Chapman received any salary during 2013, but were granted stock options on December 27, 2013 that had a value as reflected above.

(2)	Represents our company’s yearly holiday bonus of $1,500 paid to all employees, except our former COO. Our former Vice President of Sales and Marketing also received $11,477 in sales commission for Anatabloc sales.

(3)	Amounts represent the grant date fair value of the stock options vested in the respective year. For the assumptions used in calculating the value of these awards, see Note 8 to our consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus.

(4)	Represents $18,000 for auto allowance and $73,728 in life and disability insurance.

(5)	Represents $18,000 in automobile expenses, $60,040 in life insurance and disability premiums, $1,200 in club membership and $5,530 in matching contributions by our company under our 401(k) Plan.

(6)	Mr. Dodd retired from our company effective January 31, 2015.

(7)	Represents matching contributions by our company under our 401(k) Plan.

(8)	Mr. Perito served as our Chairman, President and COO until December 27, 2013, at which time he resigned from those positions and became Vice President and Senior Counsel for Legal and Regulatory Affairs. On May 19, 2014, we entered into a Separation and Consulting Agreement with Mr. Perito in connection with the mutual termination of Mr. Perito’s employment with our company.

(9)	Amounts reflect the vesting of a performance-based stock option award, as described above in “Compensation Discussion and Analysis.”

(10)	Represents $53,874 in automobile expenses, $320,858 in life and disability insurance premiums and $23,076 in club memberships.

(11)	Represents $411 in automobile expenses, $119,870 in life and disability insurance premiums and $7,213 in club memberships.

(12)	On June 20, 2014, we entered into an agreement with Mr. Dean in connection with the mutual termination of Mr. Dean’s employment with our company. Under the terms of that agreement, Mr. Dean’s employment with our company terminated on June 30, 2014.

(13)	Represents $56,767 in automobile expenses.

(14)	Represents $2,150 in automobile expenses.

(15)	Dr. Chapman resigned from his position as President and as a director of our company in June 2015.

Grants of Plan Based Awards During 2014

The following table sets forth certain information with respect to grants of executive compensation plan-based awards to the Named Executives during the fiscal year ended December 31, 2014.

		Estimated Future Payouts Under Equity				All Other	Exercise	Grant Date
		Incentive Plan Awards				Option	or	Fair Value
						Awards:	Base Price	of
						Number of	of Option	Stock and
	Grant	Threshold	Target		Maximum	Shares of Stock	Awards	Option
Name	Date	($)	($)		($)	or Units (#)	($/sh)	Awards
Michael J. Mullan	1/2/2014		$3,000,000	(1)			$1.16	$0.88

(1)

During 2014, Dr. Mullan was granted a total of 120,000 stock options to purchase shares of our common stock. All of these stock options will vest over various periods of time depending on whether certain performance goals are obtained. The vesting schedule and performance criteria for this award are described in “Compensation Discussion and Analysis – Equity Incentive Awards.”

For the assumptions used in calculating the value of these awards, see Note 8 to our consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus.

Outstanding Equity Awards as of December 31, 2014

The following table provides information regarding the stock options held by the Named Executives as of December 31, 2014 (as adjusted to reflect the April 2015 stock split). All stock options were fully vested and exercisable as of December 31, 2014.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(1)	Option Exercise Price ($)	Option Expiration Date
Christopher C. Chapman	2,000		89.50	9/22/15
	2,000		72.75	9/22/16
	2,000		25.25	9/22/17
	2,000		100.75	9/22/18
	2,000		24.50	9/22/19
	3,000		68.00	4/5/20
	2,000		57.50	9/22/20
	2,000		72.00	9/22/21
	2,000		75.50	4/5/22
	2,000		98.25	9/22/22
	2,000		47.50	9/22/23
	20,000	100,000	31.25	12/27/23

Michael J. Mullan	40,000	80,000	31.25	12/27/23
		100,000	29.00	1/2/2014

Park A. Dodd, III	10,000		29.75	10/10/17
	2,000		43.00	5/6/18
	2,000		68.00	4/5/20
	1,400		75.50	4/5/22

Paul L. Perito	25,000		43.00	5/6/18
	50,000		68.00	4/5/20
	160,000		73.75	3/14/21

David Dean	14,000		50.00	1/31/21
	6,000		75.50	4/5/22

(1)	These stock options are subject to performance based vesting criteria. For a description of the vesting schedule upon the attainment of the applicable performance goals, see “Compensation Discussion and Analysis – Equity Incentive Awards.”

Option Exercises and Stock Vested During 2014

No stock options were exercised by our Named Executives during the year ended December 31, 2014. In 2014, options to purchase an aggregate of 1,000 shares of our common stock at an exercise price of $24.25 per share, plus an additional 2,000 shares at an exercise price of $2.75 per share, vested for Mr. Sensenbrenner, in each case as adjusted to reflect the April 2015 stock split. Dr. Mullan agreed to defer any vesting of his performance-based option awards, and therefore none of such awards vested in 2014.

Potential Payments Upon Termination or Change of Control

As noted below, certain of our executive officers are (and certain of our now former executive officers were) entitled to severance upon a termination of employment. The employment agreements are described above under “—Other Employment Agreement Provisions and Severance Arrangements.” The following chart sets forth the severance such executive officers would have been entitled to receive upon certain terminations of employment, assuming the relevant event occurred on December 31, 2014.

Name	Benefit	Upon Termination by the Company without Cause	Upon Termination for Good Reason	Upon Change in Control/Management	Upon Death	Upon Disability
Michael J. Mullan(1)	Base Salary/Benefits	$750,000	$750,000	$2,500,000	$645,500	$645,500
	Bonus	-	-	-	-	-
	Equity Compensation	-	-	3,821,735	3,821,735	3,821,735
Christopher C. Chapman(2)	Base Salary/Benefits	375,000	375,000	2,500,000	336,750	336,750
	Bonus	-	-	-	-	-
	Equity Compensation	-	-	1,985,327	1,985,327	1,985,327
Park A. Dodd, III(3)	Base Salary	100,000	100,000	-	-	-

(1)	Dr. Mullan. Upon various termination events, Dr. Mullan is entitled to the benefits as described below:

Without Cause. Upon a termination without cause, Dr. Mullan shall be entitled to all salary, benefits, bonuses and other compensation that would be due to him had he served out the remainder of the term of his employment agreement. With respect to Dr. Mullan’s equity awards, such awards shall not vest and accelerate, but rather will continue to vest pursuant to the terms of his employment agreement. Therefore, amounts related to equity awards are not reflected in the table above for this termination event.

Good Reason. Upon a termination for good reason, Dr. Mullan shall be entitled to the same benefits as described above related to a termination without cause.

Change of Control. Upon a termination following a change of control of our company, Dr. Mullan shall be entitled to (i) a cash payment of $2.5 million, (ii) a payment related to any tax liability incurred by him under Section 280G of the Code (which such amounts are not reflected in the table above), and (iii) all outstanding equity awards would become fully vested and accelerate. “Change in Control” means: (a) a change in ownership or control of our company effected through a transaction or series of transactions whereby any person or persons acting in concert directly or indirectly acquires beneficial ownership of securities of our company possessing more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after such transaction, or (b) a sale or disposition, in one or a series of related transactions, of all or substantially all of our assets to any person or persons acting in concert.

Death. Upon death, Dr. Mullan’s estate would be entitled to all salary and accrued benefits that would have been payable by us to him during the one year period immediately following death. In addition, all outstanding equity awards would become fully vested and accelerate.

Disability. Upon a termination for disability, Dr. Mullan shall be entitled to the same benefits as described above related to a termination upon death.

If Dr. Mullan terminated his employment without cause, or we terminated his employment for good reason, he would only be entitled to accrued and unpaid salary, and all unvested equity awards would be forfeited by him.

(2)	Dr. Chapman. Upon various termination events, Dr. Chapman would have been entitled to the benefits as described below:

Without Cause. Upon a termination without cause, Dr. Chapman would have been entitled to all salary, benefits, bonuses and other compensation that would have been due to him had he served out the remainder of the term of his employment agreement. With respect to Dr. Chapman’s equity awards, such awards would not have vested and accelerated, but rather would have continued to vest pursuant to the terms of his employment agreement. Therefore, amounts related to equity awards are not reflected in the table above for this termination event.

Good Reason. Upon a termination for good reason, Dr. Chapman would have been entitled to the same benefits as described above related to a termination without cause.

Change of Control. Upon a termination following a change of control of our company, Dr. Chapman would have been entitled to (i) a cash payment of $2.5 million, (ii) a payment related to any tax liability incurred by him under Section 280G of the Code (which such amounts are not reflected in the table above), and (iii) all outstanding equity awards would have become fully vested and accelerated. “Change in Control” means: (a) a change in ownership or control of our company effected through a transaction or series of transactions whereby any person or persons acting in concert directly or indirectly acquires beneficial ownership of securities of our company possessing more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after such transaction, or (b) a sale or disposition, in one or a series of related transactions, of all or substantially all of our assets to any person or persons acting in concert.

Death. Upon death, Dr. Chapman’s estate would have been entitled to all salary and accrued benefits that would have been payable by us to him during the one year period immediately following death. In addition, all outstanding equity awards would have become fully vested and accelerated.

Disability. Upon a termination for disability, Dr. Chapman would have been entitled to the same benefits as described above related to a termination upon death.

If Dr. Chapman had terminated his employment without cause, or we had terminated his employment for good reason, he would only have been entitled to accrued and unpaid salary, and all unvested equity awards would have been forfeited by him.

Dr. Chapman resigned from our company to pursue other interests effective June 30, 2015.

(3)	Mr. Dodd. Upon various termination events, Mr. Dodd would have been entitled to the benefits as described below:

Without Cause. Upon a termination without cause, Mr. Dodd would have been entitled to continued salary of $100,000.

Good Reason. Upon a termination for good reason, Mr. Dodd would have been entitled to continued salary of $100,000.

Mr. Dodd retired from our company effective January 31, 2015.

For purposes of Dr. Mullan’s and Chapman’s and Mr. Dodd’s agreements, the following terms are (or were, as applicable) defined as set forth below:

“Disability” means: A physical or mental condition, verified by a physician designated by the Company, which prevents executive from carrying out one or more of the material aspects or essential functions of his assigned duties for at least ninety (90) consecutive days, or for a total of ninety (90) days in any six (6) month period.

“Cause” means:

(a)         Executive shall have committed an act of dishonesty, fraud, embezzlement or theft with respect to the property, business or affairs of the Company, in any such event in such a manner as to cause material loss, damage or injury to the Company;

(b)         Executive shall have materially breached his employment agreement and such breach shall have continued for a period of twenty (20) days after receipt of written notice from the Company specifying such breach;

(c)         Executive shall have been grossly negligent in the performance of his duties under the employment agreement, intentionally not performed or misperformed any of such duties, or refused to abide by or comply with the directives of the Company’s Board of Directors, which action shall have continued for a period of twenty (20) days after receipt of written notice from the Company demanding such action cease or be cured;

(d)         Executive shall have been found guilty of, or has plead nolo contendere to, the commission of a felony offense or other crime involving moral turpitude; or

(e)         Executive shall have abused alcohol or drugs (legal or illegal) that, in the reasonable judgment of the Company’s Board of Directors, materially impairs executive’s ability to perform his duties hereunder.

“Good Reason” means:

(a)         The assignment of executive to any duties inconsistent with, or any adverse change in, executive’s positions, duties, responsibilities, functions or status with the Company, or the removal of executive from, or failure to reelect executive to, any of such positions; provided, however, that a change in executive’s positions, duties, responsibilities, functions or status that executive shall agree to in writing shall not be an event of “Good Reason”;

(b)         A reduction by the Company of executive’s base salary without his written consent;

(c)         The failure by the Company to continue in effect for executive any material benefit provided under his employment agreement or otherwise available to any of the management executives of the Company, including without limitation, any retirement, pension or incentive plans, life, accident, disability or health insurance plans, equity or cash bonus plans or savings and profit sharing plans, or any action by the Company which would adversely affect executive’s participation in or reduce executive’s benefits under any of such plans or deprive executive of any fringe benefit enjoyed by Executive; or

(d)         Any other material breach by the Company of the employment agreement which is not cured within twenty (20) days of delivery of written notice thereof by executive to the Company.

Director Compensation

In compensating directors, we have sought to use a combination of payments for participation in director and committee meetings, initial anniversary stock option grants and periodic stock option grants. The combination of payments for meeting attendance and stock option grants is intended to motivate and align the interests of the directors with those of our company. Also, we have sought to use the combination of payments to directors for attendance at meetings and stock option grants to attract directors who have particular skills and expertise that would complement our mission, particularly in the areas of finance, new product development, medical research, and other health-related areas.

Each of our independent directors, as so classified by our Board of Directors as described above, or the “Independent Directors,” is granted a stock option to purchase up to 2,000 shares of our common stock (adjusted to reflect the April 2015 stock split) on the date such Independent Director is first elected to the Board of Directors, vesting in equal installments on each of the first two anniversaries of the date of grant. As an annual retainer, each Independent Director additionally receives a stock option to purchase up to 2,000 shares of our common stock (adjusted to reflect the April 2015 stock split) granted on each anniversary of such Independent Director’s initial election to the Board of Directors, exercisable immediately. Each Independent Director also receives a payment of $4,500 for participation in each meeting of the Board of Directors and any committee meeting attended in person and $3,500 for participation in each meeting of the Board of Directors and any committee meeting attended telephonically, subject to a cap of $6,000 for multiple in-person or telephonic meetings on the same day. Additionally, the chair of the Audit Committee is to receive a separate fee of $20,000 per year for services in that capacity, although the fee has been waived at times in the past, and the chair of the Compensation Committee is to receive a separate fee of $15,000 per year for services in that capacity.

Directors who are employees of our company receive compensation in their capacity as employees but do not receive any compensation for Board or committee meetings, nor do they receive the “options package” made available to individuals serving as Independent Directors.

The following table sets forth, for our 2014 Independent Directors, certain information regarding fees earned and equity awards granted during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)(1)	Option Grant Date Fair Value ($)(2)	Total ($)
Lee M. Canaan(3)	32,500	14,000	46,500
Benjamin M. Dent(3)	110,000	5,650	115,650
Edward J. McDonnell(3)	24,500	14,000	38,500
Scott P. Sensenbrenner (3)	94,750	5,650	100,400
Naomi Whittel(4)	4,500	-	4,500
Thomas L. Wilson(5)	86,250	-	86,250

(1)	This column represents the amount of compensation earned by each 2014 Independent Director during 2014 in the form of director fees.

(2)	Amounts represent the grant date fair value of the stock options. For the assumptions used in calculating the value of these awards, see Note 8 to our consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus.

(3)	Ms. Canaan and Mr. McDonnell were elected to the Board on August 1, 2014. Each of Ms. Canaan, Mr. Dent, Mr. McDonnell and Mr. Sensenbrenner were elected to serve one year terms as director at our annual stockholder meeting held on November 21, 2014. Effective February 1, 2015, Mr. Dent resigned from the Board to assume the role of Chief Financial Officer and Vice President of Operations for our company, although he resigned from those positions in August 2015. Mr. McDonnell resigned from the Board in April 2015.

(4)	Ms. Whittel was elected to the Board at our annual meeting held on December 27, 2013. She resigned from our Board on February 10, 2014, and her stock options, which had not yet vested, were terminated on that date.

(5)	Mr. Wilson’s term as a director ended at our annual meeting of stockholders held on November 21, 2014.

The following table shows the number of options granted to each 2014 Independent Director in 2014 and the total number of options held by each such Independent Director as of December 31, 2014 (as adjusted to reflect the April 2015 stock split).

Name	Options Granted 2014	2014 Vested Options	Option Exercise Price ($)	Option Expiration Date	Total Options Outstanding as of December 31, 2014
Lee M. Canaan(1)	2,000	-	9.25	8/1/24	2,000
Benjamin M. Dent(1)	2,000	3,000	3.75	12/27/24	4,000
Edward J. McDonnell(1)	2,000	-	9.25	8/1/2024	2,000
Scott P. Sensenbrenner(1)	2,000	3,000	3.75	12/27/24	4,000
Naomi Whittel(2)	-	-	-	-	-
Thomas L. Wilson(3)	-	-	-	-	-

(1)	Ms. Canaan and Mr. McDonnell were elected to the Board on August 1, 2014. Initial stock options awarded to directors vest over a two year period, therefore, none vested in 2014. The shares that vested in 2014 for Mr. Dent and Mr. Sensenbrenner included 50% of the shares from their initial grants on December 27, 2013 and their anniversary grants of 50,000 shares in 2014. Mr. McDonnell resigned from the Board in April 2015. Effective February 1, 2015, Mr. Dent resigned from the Board to assume the role of Chief Financial Officer and Vice President of Operations for our company, although he resigned from those positions in August 2015.

(2)	Ms. Whittel resigned from our Board of Directors on February 10, 2014.

(3)	Mr. Wilson’s term as a director ended at the 2014 Annual Meeting held on November 21, 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Our company is the licensee under a license agreement (“License Agreement”) with Regent Court, of which Jonnie R. Williams, Sr., our former CEO, and Francis E. O’Donnell, Jr., M.D., the beneficiary of the O’Donnell Trust, are the owners. The License Agreement provides, among other things, for the grant of an exclusive, worldwide, irrevocable license to our company, with the right to grant sublicenses, to make, use and sell tobacco and products containing tobacco under the licensor’s patent rights and know-how relating to the processes for curing tobacco so as to significantly prevent the formation of certain toxic carcinogens present in tobacco and tobacco smoke, namely Tobacco Specific Nitrosamines, and to develop products containing such tobacco, whether such patent rights and know-how are now in existence or hereafter developed. Our company is obligated to pay to Regent Court a royalty of 2% on all net sales of products by us and any affiliated sub-licensees, and 6% on all fees and royalties received by us from unaffiliated sub-licensees, less any related research and development costs incurred by our company. The License Agreement expires with the expiration of the last of any applicable patents. Thirteen United States patents have been issued, and additional patent applications are pending. To date, our company has paid no royalties under the License Agreement. The License Agreement may be terminated by our company upon thirty days written notice or by Regent Court if there is a default in paying royalties or a material breach by our company or the purchase of our company’s stock or assets.

Effective September 1, 2008, we entered into an agreement for our use of an aircraft owned by Starwood Aviation, a company that is owned solely by Mr. Williams. Under this agreement, we agreed to pay an hourly rate for the use of the aircraft of approximately $3,970 each month until the monthly fixed rental cost for the aircraft of approximately $51,000 was met. If the aircraft was used beyond the monthly fixed cost, we were required to pay an hourly rate of approximately $1,200 to cover related costs. In accordance with our related party transaction policy, the agreement with Starwood Aviation was recommended for approval to our Board of Directors by our Audit Committee, and it was approved by the Board of Directors at a meeting held on October 6, 2008. As of May 5, 2010, the agreement with Starwood Aviation was amended to clarify the types of items that would be included as “out of pocket” expenses and to recognize that certain costs, such as for fuel, would be variable depending on the actual cost of the item at the time of use. In 2013, Starwood Aviation purchased another aircraft which was used by us and provided access to another plane that was used by us in 2013. In November 2013, the Audit Committee reviewed and approved aircraft expenses for 2013 incurred through Starwood Aviation that were billed at cost and approved a new aircraft reimbursement policy. Payments made by us to Starwood Aviation were $1.1 million in 2013 and $1.9 million in 2012. The aircraft was sold to another entity, Shadeland Aviation LLC, in 2014. Mr. Williams maintained a relationship with this organization and therefore we have treated the new owner as a related party. During 2014, we entered into an agreement to use the aircraft and agreed to pay set rates on a per hour of use basis. In 2014, we paid Shadeland $270,000 for use of the aircraft. As of the third quarter of 2014, we had ceased using any chartered aircraft. In 2015, we paid the remaining balance of $26,000 to Shadeland for 2014 activity.

Roskamp Institute and Related Entities

The Roskamp Institute is a not-for-profit private medical research organization in Sarasota, Florida whose stated purpose is understanding causes of and finding cures for neuropsychiatric and neurodegenerative disorders and addictions. Dr. Mullan, our Chief Executive Officer, is a co-founder of the Roskamp Institute and formerly served as the Chief Executive Officer of the Roskamp Institute.

In 2010 and 2011, respectively, Robert G. Roskamp, the founder of the Roskamp Institute, purchased from us for cash, (i) 30,769 shares of our common stock and warrants to purchase an additional 30,769 shares at an exercise price of $37.50 per share, and (ii) 10,178 shares and warrants to purchase an additional 10,178 shares at an exercise price of $100.00 per share, in each case as adjusted to reflect our April 2015 stock split.

In addition, we have entered into a Research and Royalty Agreement with an affiliate of the Roskamp Institute pursuant to which we paid royalties of 5% of Anatabloc® sales to this affiliate (such royalties being equal to $0.1 million, $0.4 million, and $0.3 million in 2014, 2013, and 2012, respectively). During the same three year period, we have paid research-related fees of $0.6 million, $0.9 million, and $1.2 million to the Roskamp Institute and its wholly owned for-profit subsidiary, SRQ Bio, LLC. For the nine months ended September 30, 2015, we incurred $0.6 million in research-related fees, and $14,000 for administrative services. For the nine months ended September 30, 2015, we have paid $0.3 million to SRQ Bio, LLC for research-related fees and administrative services.

We also entered into a lease agreement with the Roskamp Institute, effective March 1, 2014, pursuant to which the Roskamp Institute is leasing office space to us. This office space, which is now being used as our principal executive office, is located in Sarasota, Florida. Under the terms of the lease agreement, we are obligated to pay rent in the amount of $2,000 per month plus applicable sales tax to the Roskamp Institute. We also paid a $2,000 security deposit in connection with the lease agreement. The lease agreement has a 24 month term, after which we may elect to continue the lease for up to three additional 12 month periods. Effective as of April 1, 2014, we entered into an amendment to the lease agreement pursuant to which the Roskamp Institute is leasing us additional space (at the same location) at an additional cost of $250 per month. During the year ended December 31, 2014, we paid $30,000 in rent to the Roskamp Institute pursuant to the lease agreement, as amended, and $42,000 for administrative services. For the nine months ended September 30, 2015, we paid $20,250 in rent to Roskamp Institute pursuant to the lease agreement, and received no administrative services during this time frame.

As of September 30, 2015, December 31, 2014 and December 31, 2013, we owed the Roskamp Institute and its affiliates $0.3 million, $0.1 million and $0.5 million, respectively.

Scannell

During the past two years, Feehan Partners, LP (“Feehan”), a family limited partnership controlled by one of our directors, Mr. Robert Scannell, entered into several equity purchase transactions with the Company prior to Mr. Scannell becoming a director, as follows:

On May 8, 2015, Feehan entered into a Securities Purchase Agreement with the Company pursuant to which Feehan purchased 77,590 shares of the Company’s common stock at a purchase price of $3.00 per share, for a total of $232,770. In connection with this transaction, Feehan received a warrant to purchase 69,831 shares of the Company’s common stock. The warrant, which has an exercise price of $3.00 per share, is exercisable beginning on May 8, 2019 and expires on May 8, 2022.

On January 28, 2015, Feehan entered into a Securities Purchase and Registration Rights Agreement with the Company pursuant to which Feehan purchased 12,006 shares of the Company’s common stock at a purchase price of $3.75 per share, for a total of approximately $45,024. In connection with this transaction, Feehan also received a warrant to purchase 6,003 shares of the Company’s common stock at an exercise price of $3.75 per share. These warrants are exercisable beginning on January 28, 2015 and expire on January 27, 2022.

On August 8, 2014, Feehan entered into a Securities Purchase and Registration Rights Agreement with the Company pursuant to which Feehan purchased 50,000 shares of the Company’s common stock at a price of $10.00 per share, for a total of $500,000. In connection with this transaction, Feehan also received a warrant to purchase up to 50,000 shares of the Company’s common stock at an exercise price of $25.00 per share. The warrants will expire on the seventh anniversary of the date of grant.

On August 8, 2014, Feehan entered into a loan agreement with the Company pursuant to which Feehan agreed to loan the Company up to $1,750,000 contingent on certain conditions. No funds were borrowed by the Company under such loan agreement prior to the expiration thereof. In connection with this loan agreement, Feehan received a warrant to purchase 7,000 shares of the Company’s common stock at an exercise price of $25.00 per share (after giving effect to the Company’s April 2015 reverse stock split).

The foregoing share numbers are and share-related information is adjusted for the Company’s April 2015 1-for-25 reverse stock split.

Procedures for Approval of Related Party Transactions

Pursuant to the charter of our Audit Committee, all transactions between us and any of our directors, executive officers or related parties are subject to review by our Audit Committee.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Tenth Amended and Restated Certificate of Incorporation (as amended).

Our authorized capital stock consists of:

●	314,800,000 shares of common stock, $0.0001 par value; and

●	100,000 shares of preferred stock, $0.0001 par value.

Common Stock

As of November 9, 2015, there were 11,243,723 shares of our common stock outstanding and held of record by 481 stockholders. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to any preferences that may be applicable to any preferred stock issued in the future, the holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding. Our common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

We currently have no outstanding shares of preferred stock. We are authorized to issue 100,000 shares of “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our Board of Directors. Our Board of Directors, without further approval of the stockholders, is authorized to fix the designations, powers, including voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying, deferring or preventing a change in control of our company.

Options and Warrants

At November 5, 2015, we had outstanding options (granted to directors, employees and consultants) to purchase approximately 883,400 shares of our common stock, with a weighted-average exercise price of $54.97 per share, of which options for 678,400 shares were exercisable at November 5, 2015.

At November 5, 2015, we also had outstanding warrants (not including the Warrant), exercisable for 2,360,974 shares of our common stock, with a weighted-average exercise price of $12.16 per share.

Anti-Takeover Provisions

Some provisions of Delaware law, our Tenth Amended and Restated Certificate of Incorporation (as amended) and our By-Laws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue up to 100,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholders Not Entitled to Cumulative Voting

Our Tenth Amended and Restated Certificate of Incorporation (as amended) does not permit stockholders to cumulate their votes in the election of directors. Accordingly, directors are elected by a plurality of the votes cast.

Liability Limitations and Indemnification

Tenth Amended and Restated Certificate of Incorporation (as amended)

Our Tenth Amended and Restated Certificate of Incorporation (as amended) provides that a director of our company shall not be personally liable to our company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (a) for any breach of the director’s duty of loyalty to our company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (“DGCL”), or (d) for any transaction from which the director derived an improper personal benefit. Our Tenth Amended and Restated Certificate of Incorporation (as amended) further provides that, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, our company shall indemnify all persons whom it may indemnify pursuant thereto as to action in his official capacity and as to action in another capacity while holding such office, with respect to any expenses, liabilities or other matters referred to in or covered by such action.

By-Laws

Our By-Laws provide for indemnification of directors and, if authorized by our Board of Directors, officers, employees and agents and any and all persons whom we have the power to indemnify to the full extent and in the manner permitted by the DGCL.

Indemnification Agreements

In addition to the indemnification required in our Tenth Amended and Restated Certificate of Incorporation (as amended) and By-Laws, we have entered into indemnification agreements with each of our directors. These agreements provide for the indemnification of such directors, subject to certain conditions and exclusions, against certain costs actually and reasonably incurred in connection with an action, suit, proceeding or investigation to which such director is a party or is threatened to be made a party by reason of the fact that such person is or was a director. The director must have acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We also agreed, under the indemnification agreements, to advance expenses reasonably incurred by these directors in connection with a proceeding provided the applicable director agrees to repay the advance to the extent that it is determined that such director is not entitled to be indemnified by us. These rights of indemnification and to receive advancement of expenses are not exclusive of any other rights to which such directors are entitled. In addition, such rights shall continue, under certain circumstances, after the term of such directors’ service to us has ended.

Liability Insurance

We maintain directors’ and officers’ insurance coverage for our directors and officers.

Delaware Law

Section 145 of the DGCL, which was adopted by our company as described above, provides that a corporation may indemnify any persons, including officers and directors, who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation, such as our company, may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above, the corporation must indemnify him against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Trading

Our common stock trades on the OTCQB® Venture Marketplace under the symbol “RCPI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights MN 55120-4100, and its telephone number is (800) 468-9716.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Notes and exercise of the Warrant to permit the resale of these shares of common stock by the holders of the Notes and the Warrant from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $250,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the Registration Rights Agreement or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

Cherry Bekaert LLP, our independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 included in this prospectus, as indicated in their report thereto, and are included in this prospectus upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Foley & Lardner LLP, Tampa, Florida.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands except share data)

	September 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$146	$395
Insurance proceeds receivable	-	6,679
Prepaid expenses and other current assets	847	721
Current assets of discontinued operations	3	6
Total current assets	996	7,801
Property, plant and equipment, net	181	207
Intangible assets, net of accumulated amortization	350	402
MSA escrow funds	482	482
Discontinued operations assets	24	25
Total assets	$2,033	$8,917

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, trade	$5,949	$3,211
Accrued expenses	4,245	8,929
Derivative liability (note 8)	529	-
Accrued settlement	-	6,679
Due to stockholder	50	50
Current liabilities of discontinued operations	407	533
Total current liabilities	11,180	19,402
Long-term debt	350	350
Total liabilities	11,530	19,752
Commitments and contingencies (note 10)	-	-
Stockholders’ deficit:
Common stock (A)	1	1
Preferred stock (B)	-	-
Additional paid-in capital	297,616	292,046
Accumulated deficit	(307,114)	(302,882)
Total stockholders’ deficit (C)	(9,497)	(10,835)
Total liabilities and stockholders’ deficit	$2,033	$8,917

(A)	$0.0001 par value per share, 314,800,000 shares authorized, and 10,873,723 and 7,721,889 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively.

(B)	Preferred Stock, $0.0001 par value, 100,000 shares authorized, no shares issued or outstanding;

(C)	Class A, convertible, $0.01 par value, 4,000 shares authorized, no shares issued or outstanding; Series B, convertible, $0.01 par value, 15,000 shares authorized, no shares issued or outstanding;

See notes to condensed consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
General and administrative	$2,229	$4,320	$7,223	$24,471
Research and development	1,267	1,694	2,116	3,193
Total operating expenses	3,496	6,014	9,339	27,664
Operating loss from operations	(3,496)	(6,014)	(9,339)	(27,664)
Other income (expense)
Derivative gain (note 8)	378	-	1,602	-
Other income (expense), net	287	(33)	3,796	(307)
Net loss from continuing operations before income taxes	(2,831)	(6,047)	(3,941)	(27,971)
Income tax benefit	-	-	-	-
Net loss from continuing operations	(2,831)	(6,047)	(3,941)	(27,971)
Loss on discontinued operations	(10)	(384)	(81)	(997)
Loss on discontinued assets	-	(3,610)	-	(3,610)
Total discontinued operations	(10)	(3,994)	(81)	(4,607)
Net loss	$(2,841)	$(10,041)	$(4,022)	$(32,578)

Loss per common share; basic and diluted

Continuing operations	$(0.26)	$(0.80)	$(0.43)	$(3.85)

Discontinued operations	-	(0.53)	(0.01)	(0.63)

Total basic and diluted	$(0.26)	$(1.33)	$(0.44)	$(4.48)
Weighted average shares outstanding, basic and diluted	10,873,723	7,539,726	9,153,833	7,265,426

See notes to condensed consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 (UNAUDITED)

($ and share data in thousands)

	Common stock		Additional Paid-In	Accumulated
	Shares (A)	Amount	Capital	Deficit	Total
Balances, December 31, 2014	7,722	$1	$292,046	$(302,882)	$(10,835)
Stock issuances	2,014	-	2,514	-	2,514
Warrant exercise	196	-	389	-	389
Stock-based compensation	-	-	581	-	581
Shares issued to settle severance liabilities and stock in lieu of cash compensation	942	-	1,876	-	1,876
Deemed dividend	-	-	210	(210)	-
Net Loss	-	-	-	(4,022)	(4,022)
Balances, September 30, 2015 (unaudited)	10,874	$1	$297,616	$(307,114)	$(9,497)

See notes to condensed consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Nine Months Ended September 30,
	2015	2014
	(Unaudited)	(Unaudited)

Net loss	$(4,022)	$(32,578)

Adjustments to reconcile net loss to net cash flows from operating activities:
Loss on disposal - Discontinued operations	-	3,610
Depreciation and amortization	86	53
Loss (gain) on disposal of asset	(280)	67
Stock-based compensation	883	8,477
Gain on release of unvested share based incentive obligation	(1,118)
Stock based compensation for services	-	229
Provision for bad debt	-	275
Derivative gain	(1,602)	-
Increase (decrease) in cash resulting from changes in:
Current assets	99	(71)
Accounts payable and current liabilities	745	4,868
Net cash flows from operating activities	(5,209)	(15,070)
Investing activities:
Purchases of property and equipment	(8)	(211)
Proceeds from note receivable	-	43
Proceeds from sale of equipment	55	-
Proceeds from sale of licensing rights	-	18
Net cash flows from investing activities	47	(150)
Financing activities:
Proceeds from issuance of common stock	4,645	9,675
Proceeds from stock option and warrant exercise	389	4,168
Net cash flows from financing activities	5,034	13,843
Decrease in cash and cash equivalents from continuing operations	(128)	(1,377)
Cash flows from discontinued operations:
Net cash flows from operating activities	(121)	163
Net cash flows from investing activities	-	-
Net cash flows from financing activities	-	-
Net cash flows from discontinued operations	(121)	163
Decrease in cash and cash equivalents	(249)	(1,214)
Cash and cash equivalents, beginning of period	395	3,881
Cash and cash equivalents, end of period	$146	$2,667

Supplemental disclosure of cash flow information:
Cash paid during the nine months ended September 30, 2015 for:
Interest	$24	$-

Supplemental Schedule of non-cash operating activities:
During the nine months ended September 30, 2015, the agreed upon settlement for the Securities Class Action Lawsuits were funded directly to an escrow account by insurers.	$5,900	$-
During the nine months ended September 30, 2015, the obligation for the Securities Class Action Lawsuits was funded directly to an escrow account by insurers.	$(5,900)	$-
Supplemental schedule of non-cash investing and financing activities:
During the nine months ended September 30, 2015, some warrants were re-priced in a private placement transaction generating a deemed dividend.	$210	$-
Relative fair value of warrants issued in connection with stock sale accounted for as derivative liabilities	$2,131	$-
Compensation related liabilities settled by issuance of stock	$1,876	$-

See notes to condensed consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Preparation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect, among other areas, the reported amounts of assets, long-lived assets, impairment of long-lived assets, and accrued liabilities. These estimates and assumptions also impact expenses and the disclosures in our condensed consolidated financial statements and the accompanying notes. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations for the periods presented have been included. Operating results for the nine months ended September 30, 2015 and 2014 are not necessarily indicative of the results that may be expected for the fiscal year. The condensed consolidated balance sheet at December 31, 2014 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.

Certain amounts from prior periods have been reclassified to conform to the current period’s presentation. The effect of these reclassifications on our previously reported condensed consolidated financial statements was not material.

You should read these condensed consolidated financial statements together with the historical consolidated financial statements of the Company for the years ended December 31, 2014, 2013, and 2012 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or SEC, on March 12, 2015 (the “Annual Report”).

Recently Issued Accounting Pronouncements

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (FASB ASU 2015-01). FASB ASU 2015-01 simplifies income statement presentation by eliminating the concept of extraordinary items. FASB ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of FASB ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02,  Consolidation: Amendments to the Consolidation Analysis  ("FASB ASU 2015-02). FASB ASU 2015-02 amended the process that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. FASB ASU 2015-02 is effective for the annual period ending after December 15, 2015, and for annual periods and interim periods thereafter. Early adoption is permitted, including adoption in an interim period. The adoption of FASB ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB voted to approve a one year deferral of the effective date of FASB ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), issued in May, 2014, which provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures... The new standard is effective for the Company beginning January 1, 2018. Early adoption is permitted but not before the original public entity effective date (that is, annual periods beginning after December 15, 2016). The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of FASB ASU 2014-09 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	Liquidity and Management’s Plans:

The Company has been operating at a loss for the past twelve years. Its future prospects will depend on its ability to successfully pursue its strategy of pharmaceutical development, manage overall operating expenses, and obtain additional capital necessary to support its operations. Historically, the Company had generally funded its operations with revenues from the sale of its tobacco products, Anatabloc® and its other anatabine-based products, private placements, sales under its At Market Issuance Sales Agreement and Securities Purchase Agreements. Sale of products have been voluntarily discontinued over the years, with final exit from the dietary supplement and cosmetic markets in August, 2014. The Company has shifted its strategy over the past 18 months to concentrate on the anti-inflammatory aspects of anatabine and is focusing its operations on the research and development of drug candidate development. The Company does not expect to recognize any revenues related to its drug development initiatives in the foreseeable future.

In 2014, the Company consolidated its offices from three locations to one location in Sarasota, Florida. The Company also decreased the number of full time dedicated employees from twenty-five to seven. The Company believes its results of operations for the nine months ended September 30, 2015 reflect significant cost savings due to the restructuring. The Company’s general and administrative expenses have declined by approximately $17.2 million or 70.5% for the nine months ended September 30, 2015 compared to the same period in 2014 as a result of the reduction in headcount, the settlements of a number of the litigation matters, completion of planned restructuring and a reduction of non-cash compensation charges. For additional details, please see Management Discussion and Analysis and Commitments, Contingencies and Other Matters.

In addition to revenue from the sale of its products (which sales have been discontinued since August 2014), the Company has obtained the capital necessary to support its operations through private placements, sales under its At Market Issuance Sales Agreement and Securities Purchase Agreements, as described below. The Company will continue to explore a variety of potential financing options, but there can be no assurance that it will be successful in obtaining such additional funding on commercially favorable terms, if at all.

On December 15, 2014, the Company entered into an At Market Issuance Sales Agreement, or sales agreement, with MLV & Co. LLC, or MLV, relating to the sale of shares of Rock Creek’s common stock offered under an S-3 Registration Statement that was filed in December 2014 and was declared effective in February 2015. In accordance with the terms of the sales agreement, the Company may offer and sell shares of its common stock, $0.0001 par value per share, having an aggregate offering price of up to $16.5 million from time to time through MLV, acting as agent. Sales of the common stock under the sales agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through The Nasdaq Capital Market, the existing trading market for the Company’s common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, or any other method permitted by law. MLV is not required to sell any specific amount, but will act as the Company’s sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. MLV will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. The Company began selling shares under the sales agreement on February 12, 2015 and through September 30, an aggregate of 285,051 shares were sold for net proceeds of $885,000. There have been no additional sales under the sales agreement subsequent to May 20, 2015 as of the date of this filing.

On January 28, 2015, the Company entered into a Securities Purchase and Registration Rights Agreement (the “Purchase Agreement”) with seven accredited investors, pursuant to which 202,673 shares of its common stock were issued and sold, at a purchase price of $3.75 per share, and warrants to purchase up to a total of 168,337 shares of common stock. The warrants, which have an exercise price of $3.75 per share, are generally exercisable beginning on January 28, 2015, and expire on January 27, 2022. An aggregate of 134,000 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase common stock held by certain of the investors at an amended exercise price of $3.75 per share. An aggregate of $760,023 was raised in the private placement, including $300,000 of which was paid to the Company as an advance on December 30, 2014. A resale registration statement covering the purchased shares issuable pursuant to the granted warrants was filed and declared effective with the SEC on March 17, 2015.

On May 8, 2015, the Company entered into a Securities Purchase Agreement with an accredited investor, pursuant to which a total of 77,590 shares of its common stock were issued and sold, at a purchase price of $3.00 per share, and warrants to purchase up to a total of 69,831 shares of common stock. The warrants, which have an exercise price of $3.00 per share, are generally exercisable beginning on May 8, 2019, and expire on May 8, 2022. An aggregate of 62,072 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase common stock held by the investor at an amended exercise price of $3.00 per share. An aggregate of $232,770 was raised in the private placement, all of which was paid to the Company as an advance in March 2015.

On June 16, 2015, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with five institutional investors which provided for the issuance and sale by the Company of  1,644,500 shares of common stock (the “Shares”) and warrants to purchase up to 1,233,375 shares of common stock (the “Warrants”) in a registered direct offering.  The Shares and Warrants were sold in units, each of which is comprised of one Share and 0.75 Warrants to acquire one share of common stock. The purchase price per unit in the offering was $2.25.  The warrants, which have an exercise price of $2.83, are exercisable six months following the date of issuance and will expire on the fifth anniversary of the initial date that the warrants become exercisable. For a period of six months following the issuance of the warrants, the warrants will contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. See Note 8 for discussion of Derivative Liability. The closing of the offering occurred on June 19, 2015. An aggregate of $3,441,116, net of expenses, was raised in the offering. The proceeds were used for clinical development activities, working capital and general corporate purposes. As part of the Purchase Agreement, the Company agreed not to make any sales under the Sales Agreement, nor to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including the filing of a registration statement with the SEC in respect thereof, for 90 days from the close of the transaction. In connection with the Senior Secured Convertible Notes discussed below, the full ratchet anti-dilution protection exercise price of the warrants has occurred. The new exercise price of the warrants will be $0.66. All other terms of the warrants remain the same.

Maxim Group LLC (“Maxim”) was the exclusive placement agent for the offering under a Placement Agent Agreement, dated June 16, 2015, between Maxim and the Company (the “Placement Agent Agreement”).  Upon the closing of the offering, pursuant to the Placement Agent Agreement, Maxim received a placement agent fee of $259,009.  In addition, the Placement Agent Agreement provided that for a period of twelve (12) months from the date of the Placement Agent Agreement, the Company granted to Maxim the right of participation to act as lead managing underwriter and book runner or sole placement agent for any and all future registered offerings and private placements of equity, equity-linked and debt offerings during such twelve (12) month period of the Company, subject to exceptions for the Company’s current at-the-market facility and private placements of securities in which the Company does not engage a placement agent.

On October 14, 2015, the Company entered into definitive agreements with two institutional investors relating to a private placement of $20.0 million in principal amount of Senior Secured Convertible Notes due on October 15, 2018 (the “Notes”) The Notes were issued pursuant to a Securities Purchase Agreement, dated October 14, 2015, among the Company and the purchasers of the Notes. The Notes were offered and sold solely to certain “accredited investors” within the meaning of the federal securities laws. The closing of the Private Placement took place on October 15, 2015. The Private Placement resulted in gross proceeds of $20.0 million, before placement fees and other expenses associated with the transaction. The Company received $1.0 million in proceeds at closing of the Private Placement and received another $1.0 million upon the Company’s public announcement that the Company’s initial Phase I clinical trial in the United Kingdom resulted in no safety concerns and enables the Company to continue clinical studies. The Notes provide for further distribution of the proceeds held pursuant to a Deposit Account Control Agreement as follows: $500,000 upon the initial filing of a registration statement pursuant to the Registration Rights Agreement; $2.0 million on the 30th trading day following the Effective Date (as defined in the Agreement) and the balance to be disbursed at the rate of $1.0 million per month on the first trading day of each calendar month following the later of (1) the date on which the Company obtains stockholder approval of the issuance of the Notes and the shares issuable pursuant thereto in compliance with Nasdaq Listing Rules and (2) the 69th trading day following the earlier to occur of (A) an effective registration statement covering the resale of all the shares issuable upon conversion of the Notes and (B) the eligibility of the shares issuable pursuant to the Notes for sale without restriction under Rule 144 and without the need for registration. In connection with this private placement, the Company will issue to Maxim Group, LLC, as the placement agent for the Private Placement, a warrant to purchase up to 446,429 shares of the Company’s Common Stock, subject to certain anti-dilution adjustments in the event of stock distributions, subdivisions, combinations or reclassifications, at an exercise price of $1.12 per share (the “warrant”) the warrant is exercisable during the period beginning on the 6 month anniversary of the issuance date of the Warrant and ending on the 5 year anniversary of the issuance date of the Warrant. See Note 11 Subsequent Events.

On January 30, 2015, the Company announced that the United Kingdom’s Medicines Healthcare Products Regulatory Agency (MHRA) approved its clinical trial authorization (CTA) application to commence a Phase 1 study to be conducted in the United Kingdom (UK) of the Company’s lead compound, anatabine citrate. The Phase I trial was comprised of a three part study to determine the pharmacokinetic (PK) profiles of selected modified release formulation prototypes and to evaluate safety and tolerability in healthy subjects.

On October 15, 2015, the Company announced the successful completion of the Phase I study. In part one of the Phase I trial, subjects took six different oral formulations of the Company’s experimental medication while safety and tolerability were assessed. The formulations differed in dose and time release profile, which produced a range of PK outcomes. All formulations were generally well tolerated with no serious adverse events or safety issues leading to study withdrawal. Part two of the trial examined the effects of food on PK profiles produced by single oral doses of the medication. There were no safety concerns with these “good effect” studies and the medication was again well tolerated. Part three of the Phase I trial was a randomized, double blind, placebo-controlled study design consisting of seven days of oral dosing of the study medication (or placebo) which demonstrated that the Company’s compound was safe and well tolerated.

All active treatment parts of the Phase I trial were conducted with the healthy volunteers as inpatients in a clinical trial unit. Although the Company expects to have a formal analysis at a later time, the conclusions from the clinical research organization conducting the studies were that there were no clinically significant changes in any safety assessments including clinical lab tests, vital signs and ElectroCardiograms (ECGs) in any of the parts of the Phase I trial.

With the completion of the Phase I oral dosing trial, the Company is now poised to conduct a proof-of-concept clinical trial to investigate the safety and efficacy of topical formulations of its lead compound in patients suffering from mild-to-moderate psoriasis. Psoriasis is characterized by an increase in activity of the intracellular transcription factors NF-kB and STAT3, which are responsible for driving the inflammation associated with this disease. Much preclinical data suggests that the Company’s lead compound can attenuate the activity of these two transcription factors thus producing anti-inflammatory effects. The Company currently anticipates that a safety and efficacy clinical trial for mild-to-moderate psoriasis will commence in 2016.

As of the date of this filing, the Company had received $3.5 million under the Notes, which is sufficient to support its current operations through April 2016. Our ability to continue to draw funds in accordance with the terms and conditions of the Notes and our ability to make payments on the Notes with shares of our common stock is subject to our satisfaction or waiver of certain equity conditions described in the Notes. Even if we satisfy these conditions and continue to draw funds under the Notes, we will need to negotiate longer term payment plans with respect to various liabilities and outstanding obligations. As a result, regardless of the outcome of the discussion with the Holders of the Notes, the Company will need to continue to explore a variety of potential financing options, including additional private placements and financing transactions. There can be no assurance that the Company will be successful in obtaining such additional funding on commercially favorable terms, if at all. If the Company is not successful in negotiating terms or it does not raise sufficient funding, it may be forced to curtail clinical trials and product development activities.

As a result of this uncertainty, there is substantial doubt about the Company’s ability to continue to be a going concern. The Company’s continuation as a going concern depends upon its ability to negotiate favorable payment terms on various obligations and obtain additional financing to provide cash to meet its obligations as may be required, and ultimately to attain profitable operations and positive cash flows. There have been no adjustments made to the condensed consolidated financial statements related to the Company’s ability to continue as a going concern. The Company has no commercial products on the market at this time, and no associated revenues due to exiting the dietary supplement market in the U.S. While the Company is evaluating overseas market opportunities through possible licensing arrangements, it has not yet entered into any such licensing arrangements. There is no assurance that favorable arrangements will be successful.

3.	Fair Value

As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The fair value hierarchy, as defined by ASC 820, contains three levels of inputs that may be used to measure fair value as follows:

•	Level 1: Input prices quoted in an active market for identical financial assets or liabilities.
•	Level 2: Inputs other than prices quoted in Level 1, such as prices quoted for similar financial assets and liabilities in active markets, prices for identical assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
•	Level 3: Input prices quoted that are significant to the fair value of the financial assets or liabilities which are not observable or supported by an active market.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In order to estimate the fair value of the derivative liability, the Company uses the Binomial Model to estimate fair value of the warrants including assumptions that consider, among other variables, the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates. The derivative liability resulting from the June, 2015 Warrants are classified within the Level 3 fair value hierarchy (see Note 8).

4.	Insurance Proceeds Receivable:

At December 31, 2014 insurance proceeds receivable consisted of a $5.9 million escrow funding requirement as part of the securities class action litigation paid directly to an Escrow account by insurance carriers in addition to $778 thousand paid directly to the Company. The $5.9 million escrow funding of the settlement by insurers occurred in March, 2015.

In April, 2015, additional funds totaling $3.5 million were received by the Company directly from insurers for costs incurred arising from various legal proceedings, which has been recorded as other income in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2015.

5.	Discontinued Operations:

In August 2014, the Company suspended all sales of its Anatabloc® products in response to correspondence received from the FDA pertaining to the Company’s filing on a New Dietary Ingredient Notification (NDIN) with respect to Anatabloc®. Upon further discussion and analysis, the Company decided to permanently exit the dietary supplement market for all Anatabloc® and CigRx® products. Information pertaining to components of discontinued operations included in these condensed consolidated financial statements is included below.

Assets and liabilities of discontinued dietary supplement operations consisted of the following as of:

$ thousands	September 30, 2015	December 31, 2014
	(Unaudited)
Assets:
Prepaid expenses	$3	$6
Machinery and equipment	24	25
Total assets	$27	$31

Liabilities:
Accounts payable	$328	$412
Accrued expenses	79	121
Total current liabilities	$407	$533

Results of discontinued operations for the period were:

	For the three months ended		For the nine months ended
$ thousands (unaudited)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	Unaudited		Unaudited
Net sales	$-	$297	$-	$2,139
Cost of goods sold	-	508	-	1,291
Gross (deficit) margin	-	(211)	-	848
Operating expenses	10	173	81	1,845
Operating loss from discontinued operations	$(10)	$(384)	$(81)	$(997)

6.	Accrued Expenses:

As of September 30, 2015 and December 31, 2014, accrued expenses included the following:

$ thousands	2015	2014
	(Unaudited)
Accrued Expenses:
Accrued restructuring charges	$1,248	$3,391
Accrued payroll and related expenses	2,454	3,132
Accrued legal expenses	340	2,242
Accrued expenses	203	164
Total current liabilities	$4,245	$8,929

7.	Restructure Charge:

As disclosed in the historical consolidated financial statements of the Company for the years ended December 31, 2014, 2013, and 2012 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or “SEC,” on March 12, 2015 (the “Annual Report”), the Company has focused the business on pharmaceutical drug development. As part of the refocused business transformation, the Company has consolidated offices in Sarasota, Florida and exited the dietary supplement and cosmetic business. As a result, a number of personnel were not retained and left the company throughout 2014. The Company has entered into severance agreements with the former employees and the Company has accrued the costs of the severance agreements as they were executed. All costs related to the closure of the Gloucester, Massachusetts, Washington, D.C. and Glen Allen, Virginia offices have been accrued as well.

For the nine months ended September 30, 2015, we incurred no restructuring charges, compared to $4.5 million for involuntary termination charges for the same period in 2014.

For the nine months ended September 30, 2015, we paid $2.1 million related to restructuring costs previously accrued, which was primarily related to involuntary termination costs. Approximately $1.7 million of involuntary termination costs were settled in stock. For the same period in 2014, we paid $1.1 million related to involuntary termination costs.

8.	Derivative Liability

As previously disclosed, on June 16, 2015, the Company entered into a Securities Purchase Agreement for the issuance and sale by the Company of 1,644,500 shares of common stock and warrants to purchase up to 1,233,375 shares of common stock. The warrants which have an exercise price of $2.83 are exercisable six months following the issuance and will expire on the fifth anniversary of the initial date that the warrants become exercisable. For a period of six months following the issuance of the warrants, they contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions.

Following the guidance in ASC 815-40, the Company recorded the warrants issued as derivative instruments due to their full ratchet anti-dilution provision.

The warrant liability is accounted for at its fair value (Level 3, see Note 3) as follows:

In 000’s
Fair value recorded at transaction date (June 16, 2015)	$2,131
Change in fair value of warrant liability since issuance	(1,602)
Fair value of warrant liability at September 30, 2015	$529

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company uses the Binomial Model to estimate the fair value of the warrants classified as derivative instruments with the following assumptions:

	At June 16, 2015	At September 30, 2015
Risk-free interest rate	1.81%	1.37%
Expected volatility	70.3%	91.0%
Expected term	5.5 Years	5.3 Years
Dividend yield	0.00%	0.00%

In connection with the Senior Secured Notes previously discussed, the full ratchet anti-dilution protection exercise price has occurred. The new exercise price of the warrants will be $0.66. All other terms of the warrants remain the same. See Note 2 Liquidity and Management’s Plans.

9.	Stockholders’ Equity:

Deemed Dividend

In connection with the January 28, 2015 private placement transaction, certain executed warrants were re-priced. The non-cash financial impact of $106 thousand relating to the repricing of warrants has been recorded as a deemed dividend in the accompanying financial statements.

In connection with the May 8, 2015 private placement transaction, certain executed warrants were re-priced. The non-cash financial impact of $104 thousand relating to the repricing of warrants has been recorded as a deemed dividend in the accompanying financial statements.

Stock Option Plans

Prior to 2008, the Company adopted a 1998 Stock Option Plan and a 2000 Equity Incentive Plan, and in September 2008, it adopted a 2008 Incentive Award Plan (collectively, the “Plans”). The Plans provide for the award of options to purchase common stock, restricted shares of common stock and certain other equity and equity-based awards to directors, officers, employees and consultants or advisors of the Company and certain affiliated entities. In the aggregate, as of September 30, 2015 the Plans provide for grants of both qualified and non-qualified stock options, as well as other equity-based awards, with respect to up to 2,408,000 shares in the aggregate.

 As of September 30, 2015, there were 883,400 options issued and outstanding with a weighted average exercise price of $54.97 per share.

A summary of the status of the Company’s unvested stock options at September 30, 2015, and changes during the nine months then ended, is presented below.

Non-Vested Stock Options (unaudited)	Shares	Weighted Average Grant-Date Fair Value
Non-Vested at December 31, 2014	313,000	$22.44
Granted	4,000	2.08
Vested	(10,000)	(8.61)
Forfeited	(102,000)	23.18
Non-Vested at September 30, 2015	205,000	$22.35

As of September 30, 2015, there was $649,000 of unrecognized compensation cost related to unvested share-based compensation arrangements under the Plans. The compensation cost will be recognized over the next 39 months.

During the nine months ended September 30, 2015, 4,000 ten year stock options were granted to board members. 2,000 options were granted at an exercise price of $3.00 per share, vesting 50% after one year and 100% after two years. 2,000 options were granted at an exercise price of $1.16 per share and vested immediately. No stock options were exercised during the nine months ended September 30, 2015.

As of September 30, 2015, 942,159 shares have been issued from the 2008 Incentive Award Plan to satisfy severance agreements and to provide stock in lieu of cash compensation to Dr. Chapman and Dr. Mullan.

The outstanding stock options as of September 30, 2015 had no intrinsic value.

Warrant activity

On June 16, 2015, the Company entered into a Securities Purchase Agreement for the issuance and sale by the Company of 1,644,500 shares of common stock and warrants to purchase up to 1,233,375 shares of common stock. The warrants which have an exercise price of $2.83 are exercisable six months following the issuance and will expire on the fifth anniversary of the initial date that the warrants become exercisable. For a period of six months following the issuance of the warrants, they contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions.

During the nine months ended September 30, 2015, 196,072 warrants were exercised resulting in gross proceeds to the Company of $389,000.

During the nine months ended September 30, 2015, 168,337 warrants with an exercise price of $3.75 were issued as a part of a private placement that the Company completed in January 2015, 69,831 warrants with an exercise price of $3.00 were issued as part of a private placement that the Company completed in May 2015 and 1,233,375 warrants with an exercise price of $2.83 were issued as part of a private placement that the Company completed in June 2015.

As of September 30, 2015, the Company had 2,360,974 warrants outstanding with a weighted average exercise price of $12.16 per share. The intrinsic value of the exercisable warrants at September 30, 2015 was zero.

10.	Commitments, Contingencies and Other Matters:

Litigation

Securities Class Action Settlement

On Monday, March 2, 2015, the United States District Court for the Eastern District of Virginia, preliminarily approved the Company’s securities class action settlement in the amount of $5.9 million. The settlement stipulated that the amount of $5.9 million, which included litigation costs, be paid from certain Rock Creek Pharmaceuticals, Inc. (f/k/a Star Scientific, Inc.) D&O insurance policies. The funding of the settlement by insurers occurred in March 2015.

On May 4, 2015, the court entered an order setting a meeting with the court’s mediator, Magistrate Judge Novak, regarding an indemnification issue related to the settlement. The indemnification issue was subsequently resolved with Judge Novak’s assistance. After notice was furnished to the class, a final approval hearing was held on June 11, 2015, at which the court indicated it intended to approve the settlement. The court subsequently entered a final judgment and order of dismissal with prejudice on June 26, 2015.

Derivative Action Lawsuits

On or around January 27, 2015, the parties to the derivative actions concluded a stipulation of settlement and the plaintiffs filed a motion of approval of the settlement. The proposed settlement provided for the implementation of certain corporate governance reforms and contemplated payment by the Company of certain attorney’s fees to plaintiffs counsel.

On March 27, 2015, the parties filed a joint submission setting forth additional information responsive to the Court’s order. On March 31, 2015, the Court entered orders preliminarily approving the proposed settlement and setting a further settlement hearing for July 10, 2015. On June 12, 2015, plaintiffs filed a motion for final approval of the settlement and a motion for attorney’s fees. On June 19, 2015 the Company filed a response contending that plaintiffs’ request for attorney’s fees was excessive. At the July 10, 2015 final approval hearing, the Court approved the settlement as fair and adequate and took under advisement plaintiffs’ motion for attorney’s fees. On July 13, 2015 the Court entered final judgment and, on July 17, 2015, issued an order directing the parties to schedule a settlement conference with the magistrate judge regarding plaintiffs’ motion for attorney’s fees. The settlement conference was held on August 26, 2015, but the parties were unable to agree on a settlement for attorney’s fees and the magistrate judge returned the matter to the Court to rule on the plaintiffs’ fee motions. As of the date of the filing, the Court has not issued a ruling. Pursuant to the stipulation of settlement, plaintiffs were required to dismiss the state court derivative actions with prejudice and on July 13, 2015 the state court issued an unopposed final order dismissing the matter with prejudice. At this time, the Company cannot predict the probable outcome of the claims against the Company for attorney’s fees. Accordingly, no amounts have been accrued in the consolidated financial statements.

Consumer Class Action

On January 27, 2014, Howard T. Baldwin filed a purported class action naming the Company, Rock Creek Pharmaceuticals, Inc., and GNC Holding, Inc., or “GNC,” as defendants.  The case was filed in the United States District Court for the Northern District of Illinois.  Generally, the complaint alleged that claims made for the Company’s Anatabloc® product have not been proven and that individuals purchased the product based on alleged misstatements regarding characteristics, uses, benefits, quality and intended purposes of the product.  The complaint purported to allege claims for violation of state consumer protection laws, breach of express and implied warranties and unjust enrichment.  The Company has agreed to indemnify and defend GNC pursuant to the terms of the purchasing agreement between RCP Development and GNC. Consistent with that commitment, the Company has agreed to assume the defense of this matter on its own behalf as well as on behalf of GNC. The defendants filed a motion to dismiss the complaint on March 24, 2014. On January 13, 2015, the Court entered an order dismissing the complaint in its entirety without prejudice.

On February 10, 2015, Mr. Baldwin filed an Amended Complaint against Rock Creek Pharmaceuticals, Inc. f/k/a Star Scientific, Inc., RCP Development, Inc. f/k/a Rock Creek Pharmaceuticals, Inc. and GNC Holdings, Inc. (collectively “Defendants”). The Amended Complaint also includes an additional named plaintiff, Jerry Van Norman, who alleges that he is a citizen of Parkville, Missouri. The Amended Complaint requests certification of an “Illinois Class” consisting of all persons who paid, in whole or in part, for Anatabloc® dietary supplement in Illinois between August 1, 2011 and the present for personal, family or household uses,” and a “Missouri Class” consisting of “all persons who paid, in whole or in part, for Anatabloc® dietary supplement in Missouri between August 1, 2011 and the present for personal, family or household uses.” The Amended Complaint is pleaded in seven counts: (1) violation of the Consumer Fraud and Deceptive Business Practices Act of Illinois; (2) violation of the Missouri Merchandising Practice Act; (3) breach of express warranty under Illinois law; (4) breach of express warranty under Missouri law; (5) breach of implied warranty of merchantability under Illinois law; (6) breach of implied warranty of merchantability under Missouri law; and (7) unjust enrichment.

Like the original Complaint, the Amended Complaint alleges that Defendants manufactured, marketed and/or sold Anatabloc®, a dietary supplement purportedly derived from an anatabine alkaloid and promoted Anatabloc® as a “wonder drug” with a number of medical benefits and uses, from treating excessive inflammation (associated with arthritis) to Alzheimer’s disease, traumatic brain injury (or concussions), diabetes and multiple sclerosis. Plaintiffs allege that Defendants have never proven any of these claims in clinical trials or received U.S. Food and Drug Administration approval for Anatabloc®, and that Anatabloc® “was never the ‘wonder drug’ it claimed to be.” Plaintiffs allege that they purchased Anatabloc® based upon claims that it provides “anti-inflammatory support.” Mr. Baldwin alleges that he purchased Anatabloc® to “reduce inflammation and pain in his joints,” and Mr. Van Norman alleges that he “suffers back and knee problems, as well as arthritis, and expected Anatabloc® to be effective in treating these symptoms and purchased Anatabloc® to help alleviate his symptoms.” Both plaintiffs allege that Anatabloc® did not provide the relief promised by the Defendants.

Although the Amended Complaint does not include claims based on the consumer protection laws and breach of warranty laws of several additional states like the original Complaint, on February 10, 2015, counsel for plaintiffs also served a “Notice pursuant to: Alabama Code § 8-19-10(e); Alaska Statutes §45.50.535; California Civil Code § 1782; Georgia Code § 10-1-399; Indiana Code § 24-5-0.5-5(a); Maine Revised Statutes, Title 5, § 50-634(g); Massachusetts General Laws Chapter 93A, § 9(3); Texas Business & Commercial Code § 17.505; West Virginia Code § 46A-6-106(b); and, Wyoming Statutes § 40-12-109 as well as state warranty statutes,” which purports to give notice to Defendants on behalf of the named plaintiffs and a “class of similarly situated individuals” that Defendants have “violated state warranty statutes and engaged in consumer fraud and deceptive practices in connection with its sale of Anatabloc®,” and demanding that “Defendants correct or otherwise rectify the damage caused by such unfair trade practices and warranty breaches and return all monies paid by putative class members.”

The Defendants timely moved to dismiss the Amended Complaint on March 10, 2015. Plaintiffs filed a memorandum in response to the motion to dismiss on April 9, 2015, and Defendants filed their reply memorandum on April 22, 2015.  On April 28, 2015, the Court entered an order lifting the stay of discovery that had been in place in the case. The Plaintiffs served discovery requests on May 18, 2015, to which the Company responded on June 17, 2015. The Company is continuing to produce responsive documents to the Plaintiffs on a rolling basis. The next status hearing before the Court was scheduled for September 24, 2015 and was reset for November 23, 2015. To date, no amounts for loss contingency have been accrued in the consolidated financial statements.

Action by Iroquois Master Fund, Ltd. and American Capital Management, LLC

On February 19, 2015, the Company became aware of a complaint filed on February 18, 2015, in New York Supreme Court for New York County in which the Company and its Chief Executive Officer, Dr. Michael J. Mullan, are named as a defendants. The complaint was filed by Iroquois Master Fund, Ltd. and American Capital Management, LLC, who were investors in a private placement of the Company’s securities completed in March 2014 (the “Private Placement Transaction”). The complaint also names as a defendant John J. McKeon, a shareholder of the Company. Iroquois and American Capital are seeking $4.2 million, in the aggregate, in damages or, alternatively, rescission of the Private Placement Transaction, premised on allegations that the Company entered into a “sham” loan agreement with Mr. McKeon to provide the Company with a $5.8 million line of credit in order to fraudulently induce Iroquois and American Capital to acquire the Company’s securities. On April 29, 2015, the Company filed a motion to dismiss the complaint because (i) plaintiffs did not register to do business with the New York Secretary of State, and thus lack the capacity to sue in New York, and (ii) the court lacks personal jurisdiction over the company and Dr. Mullan because the defendants were not present in New York in connection with the Private Placement Transaction, and the critical events relating to it did not take place in New York. Plaintiff served its papers in opposition to that motion on June 5, 2015 and the Company served its reply papers on July 1, 2015. Oral argument on the motion was held September 8, 2015 and a decision is expected shortly after the date of filing. Although the Company believes that plaintiffs’ material allegations are without merit and intends to vigorously defend itself and Dr. Mullan against such allegations, no assurances can be given with respect to the outcome of the motion to dismiss or more generally to the litigation.

The Company has been notified by its insurance carrier that the carrier’s position is that legal costs incurred on behalf of the Company for the Iroquois Master Fund, Ltd. and American Capital Management, LLC action are not covered under the Company’s policy, although any legal costs incurred on behalf of the Company’s Chief Executive Officer, Dr. Michael J. Mullan, would be covered, subject to the policy retention. All legal costs incurred to date for this action through September 30, 2015 have been recorded in the accompanying financial statements accordingly.

Asserted Claims by Jonnie R. Williams under Employment Agreement

The Company has previously disclosed that on March 25, 2015, the Company received an email from an attorney representing Jonnie R. Williams, a former director of the Company and the Company’s former Chief Executive Officer, stating that Mr. Williams is contractually entitled to severance compensation. At that time, the Company disclosed that it was not aware of the claimed legal or contractual basis for Mr. Williams’ severance claim.

On June 11, 2015, the Company was informed that Mr. Williams plans to file an arbitration action against the Company under his employment agreement to assert his alleged contractual severance entitlement. Mr. Williams alleges that the election of the Company’s Board of Directors at the Company’s December 2013 annual stockholder meeting triggered a provision of his employment agreement that provides for severance in the amount of $2.5 million. However, the Company disagrees that such stockholder meeting triggered the severance entitlement and that Mr. Williams voluntarily resigned from his employment with the Company in August 2014 without any contractual right to severance compensation. No accrual has been made in the accompanying financial statements as the Company does not believe the claim has merit. As of the date of this filing, Mr. Williams has not filed an arbitration action against the Company.

Settlement Agreement with Jonnie R. Williams regarding Indemnification Payments

 On May 20, 2015, Rock Creek Pharmaceuticals, Inc. (the “Company”) entered into a Memorandum of Understanding Regarding Settlement (the “MOU”) with Jonnie R. Williams (“Williams”) providing for the manner in which indemnification payments will be made by the Company to law firms previously engaged by Mr. Williams. The MOU was entered into in furtherance of the settlement of the Company’s securities class action litigation, which settlement was approved on June 22, 2015.

In general, the MOU addresses the manner in which the Company will satisfy Mr. Williams’ indemnification rights for reimbursement of legal expenses incurred by Mr. Williams from the law firms of McGuire Woods LLP and Steptoe and Johnson LLP. The MOU provides for the payment of such expenses by an aggregate up-front payment of $300,000 to the law firms on or before May 29, 2015 (which payment was timely made), plus subsequent payments of a total of $60,000 per month between the law firms to commence on August 1, 2015. The aggregate amount of payments to be made by the Company over an approximately two-year payment period under the MOU will be $1.6 million to McGuire Woods LLP (against an invoiced amount of $1.93 million) and $437,000 to Steptoe and Johnson LLP (against an invoiced amount of $629,897). The MOU also provides that certain discounts will be granted to the Company in the event that the Company makes early payment of the balance of payments due under the MOU. All obligations for this MOU have been recorded as Accounts Payable or Accrued Legal expenses in the accompanying Balance Sheets.

Other Matters

Line of Credit Facility John J. McKeon

As previously disclosed, on March 12, 2014, the Company entered into a loan facility with John J. McKeon under which he agreed to lend to the Company up to $5.8 million upon specified conditions. The loan facility was amended in August 2014 to, among other things, extend the term of the loan facility and modify the borrowing conditions.

As also previously disclosed, in December 2014, following discussions between the Company and Mr. McKeon regarding the Company’s liquidity needs, Mr. McKeon made an advance to the Company in the amount of $350,000 (the “Advance”) which the Company believed was being made under the loan facility. At such time, Mr. McKeon expressed a desire that the loan agreement relating to the loan facility (the “Loan Agreement”) be amended to, among other things, decrease the conversion price of loans made under the Loan Agreement, including the conversion price of the Advance. The Company agreed to take such request under consideration, but no amendment was ultimately agreed upon. Mr. McKeon thereafter informally indicated to the Company that no further advances would be available under the Loan Agreement in the absence of an amendment. As previously disclosed by the Company, the Company requested a written confirmation from Mr. McKeon that no additional advances will be made under the current Loan Agreement, or, in the alternative, that Mr. McKeon honor a borrowing request made on January 27, 2015. Mr. McKeon never responded to that written communication.

As an update to the foregoing, based on informal communications from Mr. McKeon in June 2015, the Company believes that if the Company takes action to enforce the loan facility against Mr. McKeon, Mr. McKeon may assert claims against the Company relating to the Advance and relating to other investments made by Mr. McKeon in the Company. During the June 2015 communications, Mr. McKeon informed the Company that he may have claims against the Company relating to the loan facility and the Advance, as well as the investment made by Mr. McKeon in the Company’s August 2014 private placement. However, Mr. McKeon has refused to provide details regarding the nature of the alleged claims and whether he intends to assert them in a legal action. The Company believes that the loan facility has remained in effect at all times notwithstanding Mr. McKeon’s refusal to make advances thereunder. The Company has reserved all of its rights to enforce the loan facility, but has not filed an action against Mr. McKeon at this time.

NASDAQ Listing Rule 5550(b)(2)

On September 22, 2015, the Company received a notice from The Nasdaq Stock Market (“Nasdaq”) stating that, as a result of the Company’s failure to regain compliance with Listing Rule 5550(b)(2), which requires the Company to maintain a minimum market value of $35,000,000 with respect to its listed securities, the Company’s common stock is now subject to delisting from The Nasdaq Capital Market. The notice further provided that unless the Company requested an appeal of that determination, trading of the Company’s common stock would have been suspended at the opening of business on October 1, 2015 and a Form 25-NSE filed with the Securities and Exchange Commission, which would have removed the Company’s common stock from listing and registration on Nasdaq. In the notice, NASDAQ also referred to the notice, the Company received on July 16, 2015 from NASDAQ, notifying the Company that the transaction with five institutional investors which was completed on June 16, 2015, did not comply with NASDAQ’s shareholder approval rules. Under NASDAQ Listing Rule 5635(d)(2), a listed issuer is required to obtain prior stockholder approval for any “sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.” The closing bid price of the Company’s common stock on June 16, 2015 (the date of the Securities Purchase Agreement for the Transaction) was $2.80 per share, and the Company had 8,482,358 shares of common stock outstanding as of May 31, 2015.

In connection with the Transaction, the Company intended to comply with Rule 5635(d)(2) by following a NASDAQ policy which provides that warrants issued in a transaction will not be aggregated with the common stock issued in the same transaction if the warrants are not exercisable for at least six months following the closing and are not exercisable for less than the greater of book or market value. Although the Warrants issued in the transaction have an initial exercise price of greater than book or market value (an exercise price of $2.83 compared to a deemed fair market value of $2.80 per share) and are not exercisable until after six months following issuance, NASDAQ has informed the Company that the inclusion in the Warrants of a price-protection provision requires aggregation of the Warrants with the Shares for purposes of Rule 5635(d)(2). The price-protection provision in the Warrants provides that, subject to certain exceptions, if the Company issues shares of its common stock at a price less than $2.83 per share during the six-month period following the closing of the Transaction, then the exercise price will be reduced to such lower price. As such, after giving effect to the aggregation of the Warrants, NASDAQ concluded the Transaction resulted in the potential issuance of 35% of the pre-Transaction shares outstanding at a price less than the greater of book or market value, and, as a result, the Company violated the shareholder approval requirement set forth in Rule 5635(d)(2).

The Company appealed NASDAQ’s determination and requested a hearing before the hearings panel pursuant to the procedures set forth in the Nasdaq Listing Rules in order to present a plan to regain compliance with the minimum market value requirement and the stockholder approval requirements. The Company’s hearing request stayed the suspension of the Company’s stock and the filing of the Form 25-NSE pending the panel’s decision. The hearing was held on October 29, 2015.

On November 3, 2015, the Company received a letter from the Nasdaq Stock Market ("NASDAQ") stating that a NASDAQ Hearings Panel had denied the Company’s request for continued listing and would delist the Company's shares from NASDAQ effective at the open of business on Thursday, November 5, 2015.

The Company's shares are being delisted as a result of the Company’s failure to comply with Nasdaq Listing Rule 5550(b)(2), which requires the Company to maintain a minimum “Market Value of Listed Securities” of $35 million for continued listing on the NASDAQ Capital Market.

The Company’s common stock began trading on the OTC market under the current ticker symbol "RCPI" effective at the open of the market on November 5, 2015. The Company’s common stock began trading on the OTCQB on November 16, 2015. The OTCQB market is generally limited to companies that are subject to and current in Securities and Exchange Commission reporting obligations. The Company does not intend to request that the Nasdaq Listing and Hearing Review Council review the Panel's decision. The Company was also notified that NASDAQ will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission after applicable appeal periods have lapsed.

Commitments

The Company had research and development and other contracted commitments totaling $0.8 million as of September 30, 2015.

11.	Subsequent Events:

On October 14, 2015, the Company entered into definitive agreements, which were further amended on February 4, 2016, with several institutional investors relating to a private placement (the “Private Placement”) of $20.0 million in principal amount of Senior Secured Convertible Notes due on October 15, 2018 (the “Notes”). The Notes were issued pursuant to a Securities Purchase Agreement among the Company and the purchasers of the Notes (the “Purchase Agreement”). The Notes were offered and sold solely to certain “accredited investors” within the meaning of the federal securities laws. The closing of the Private Placement occurred on October 15, 2015. Upon the closing of the sale of Notes, we received cash proceeds of $20 million, of which we deposited $1.0 million in an unrestricted bank account in the Company’s name and $19.0 million, in the aggregate, (representing the cash reserve we agreed to maintain pursuant to the terms of the Notes) into various restricted bank accounts in the Company’s name opened at Hancock Bank (collectively, the “Control Accounts”). The Control Accounts are subject to control agreements in favor of the investors that secure the Company’s outstanding obligations under the Notes. As of the date hereof, approximately $12.5 million remains in the Control Accounts (approximately $2.5 million was transferred to the Company’s unrestricted bank accounts upon reductions in the Company’s cash reserve maintenance obligations and approximately $4.0 million was used by the Company to pay amounts due under the Notes for the months of February and March 2016). The Company’s obligation to maintain a cash reserve will be further reduced, and corresponding amounts held in the Control Accounts transferred to the Company’s unrestricted bank accounts, subject to satisfaction or waiver of certain Equity Conditions (as defined in the Notes), as follows: $1.0 million on each of April 16, 2016 and the 11th trading day of each calendar month thereafter. These Equity Conditions (as defined in the Notes), include, without limitation, the existence of an effective registration statement covering the resale of the shares issued in payment (or, in the alternative, the eligibility of the shares issuable pursuant to the Notes for sale without restriction under Rule 144 and without the need for registration), and a certain minimum trading volume and trading price in the stock to be issued.

The Notes will be convertible at any time at the option of the holder into shares of the Company’s common stock at $1.12 per share, subject to adjustment for stock splits, stock dividends, and the like. In the event that the Company issues or sells shares of the Company’s common stock, rights to purchase shares of the Company’s common stock, or securities convertible into shares of the Company’s common stock for a price per share that is less than the conversion price then in effect, the conversion price then in effect will be decreased to equal such lower price. The foregoing adjustments to the conversion price for future stock issues will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans.

On the last trading day of each month (the “Installment Dates”), commencing on the earlier of the date that is 60 days following the closing date and the initial date a registration statement filed pursuant to the Registration Rights Agreement described below is declared effective (the “Effective Date”) by the Securities and Exchange Commission (the “SEC”), the Company will pay to each holder of a Note an amount equal to (1) one-twentieth (1/20th) of the original principal amount of such holder’s Note (or the principal outstanding on the Installment Date, if less), plus (2) the accrued and unpaid interest with respect to such principal, plus (3) the accrued and unpaid late charges (if any) with respect to such principal and interest.  Prior to maturity, the Notes will bear interest at 8% per annum (or 15% per annum during an event of default) with interest payable monthly in arrears on the Installment Dates and on conversion dates.

Each monthly payment may be made in cash, in shares of the Company’s common stock, or in a combination of cash and shares of the Company’s common stock. The Company’s ability to make such payments with shares of the Company’s common stock will be subject to satisfaction of various conditions during the 30 calendar day period before the date the Company provides notice to the holders of the Notes that it will pay a monthly payment with shares (the “Measurement Period”), including the existence of an effective registration statement covering the resale of the shares issued in payment (or, in the alternative, the eligibility of the shares issuable pursuant to the Notes for sale without restriction under Rule 144 and without the need for registration), continued listing (and not threat of delisting) on the Nasdaq Capital Market, and a certain minimum trading volume and trading price in the stock to be issued. Such shares will be valued, as of the date on which notice is given by the Company that payment will be made in shares, at the lower of (1) the then applicable conversion price and (2) a price that is 80% of the arithmetic average of the five lowest weighted average prices of the Company’s common stock during the 40 trading day period ending the trading day immediately before the applicable installment payment date. The Company’s right to pay monthly payments in shares will depend on the following trading volume and trading price requirements in the Company’s common stock for each day of the Measurement Period: a minimum of $150,000 in daily trading volume and a minimum arithmetic average of the volume-weighted average prices over the previous 40 trading days of $0.45, subject to adjustment for stock splits, stock dividends and similar transactions.

The impact of the subsequent event described in this footnote, NASDAQ Delisting, OTC Listing, on these Notes is still being discussed and evaluated with the holders of the Notes as of the date of this filing.

In connection with the Private Placement, the Company will issue to Maxim Group LLC, as the placement agent for the Private Placement, a warrant to purchase up to 446,429 shares of the Company’s common stock, subject to certain anti-dilution adjustments in the event of stock distributions, subdivisions, combinations or reclassifications, at an exercise price of $1.12 per share (the “Warrant”). The Warrant is exercisable during the period beginning on the 6 month anniversary of the issuance date of the Warrant and ending on the 5 year anniversary of the issuance date of the Warrant. If, under certain circumstances, there is no effective registration statement registering or prospectus available for the resale of the shares underlying the Warrant, then the Warrant may be exercised on a cashless basis. The Warrant also contains a “buy-in” provision that is triggered if the Company’s failure to timely issue shares upon exercise of the Warrant results in the purchase of shares by a Note holder or its broker for delivery in satisfaction of a sale of such shares.

The offers and sales of securities in the Private Placement were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, including pursuant to Rule 506 thereunder.  Such offers and sales were made solely to “accredited investors” under Rule 506 and were made without any form of general solicitation and with full access to any information requested by the investors regarding the Company or the securities offered in the Private Placement.

Impact of Senior Secured Convertible Notes on June, 2015 Securities Purchase Agreement

In connection with the Senior Secured Convertible notes as discussed above, a full ratchet anti-dilution protection exercise price reduction in the warrants issued in conjunction with the June 16, 2015 Securities Purchase Agreement has occurred. The new exercise price of the warrants will be $0.66. All other terms of the warrants remain the same.

NASDAQ Delisting, OTC Listing

On November 3, 2015, the company received a letter from the Nasdaq Stock Market ("NASDAQ") stating that a NASDAQ Hearings Panel had denied the Company’s request for continued listing and would delist the Company's shares from NASDAQ effective at the open of business on Thursday, November 5, 2015.

The Company's shares are being delisted as a result of the company’s failure to comply with Nasdaq Listing Rule 5550(b)(2), which requires the Company to maintain a minimum “Market Value of Listed Securities” of $35 million for continued listing on the NASDAQ Capital Market.

The Company’s common stock began trading on the OTC market under the current ticker symbol "RCPI" effective at the open of the market on November 5, 2015. The Company’s common stock began trading on the OTCQB on November 16, 2015. The OTCQB market is generally limited to companies that are subject to and current in Securities and Exchange Commission reporting obligations. The Company does not intend to request that the Nasdaq Listing and Hearing Review Council review the Panel's decision. The Company was also notified that NASDAQ will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission after applicable appeal periods have lapsed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Rock Creek Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rock Creek Pharmaceuticals, Inc. and Subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2015 expressed an adverse opinion on the Company's internal control over financial reporting.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency with negative stockholders’ equity at December 31, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cherry Bekaert LLP

Richmond, Virginia

March 12, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Rock Creek Pharmaceuticals, Inc. and Subsidiaries

We have audited the Rock Creek Pharmaceuticals, Inc. and Subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 9A-Controls and Procedures in the Company’s 2014 Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified a material weakness in internal control over financial reporting relating to the failure to evaluate, record, and disclose material contingencies. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 financial statements, and this material weakness does not affect our opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Rock Creek Pharmaceuticals, Inc. and Subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows of Rock Creek Pharmaceuticals, Inc. and Subsidiaries and our report dated March 12, 2015 expressed an unqualified opinion.

/s/ Cherry Bekaert LLP

Richmond, Virginia

March 12, 2015

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

($ in thousands except per share data)

	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$395	$3,881
Receivable from sale of licensing rights	-	18
Note receivable	-	66
Inventories	-	-
Prepaid expenses and other current assets	721	582
Current assets of discontinued operations	6	4,466
Insurance proceeds receivable (Note 17)	6,679
Total current assets	7,801	9,013
Property and equipment, net	207	48
Intangible assets, net of accumulated amortization	402	472
Receivable form sale of licensing rights, less current maturities	-	-
Note Receivable-long term portion	-	517
MSA escrow funds	482	482
Discontinued operations assets	25	25
Assets held for sale of discontinued operations	-	395
Total assets	$8,917	$10,952
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$3,211	$1,770
Accrued expenses	8,929	843
Due to stockholders	50	50
Current liabilities of discontinued operations	533	1,310
Accrued settlement (Note 17)	6,679
Total current liabilities	19,402	3,973
Long-term debt	350	-
Total liabilities	19,752	3,973
Commitments and contingencies (Note 17)	-	-
Stockholders’ equity:
Common stock (A)	19	17
Additional paid-in capital	292,028	271,327
Accumulated deficit	(302,882)	(264,365)
Total stockholders’ equity (B)	(10,835)	6,979
Total liabilities and stockholders’ equity	$8,917	$10,952

(A)	$.0001 par value, 314,800,000 and 274,800,000 shares authorized as of December 31, 2014 and 2013, respectively; and 193,047,235 and 172,384,178 shares issued and outstanding as of December 31, 2014 and 2013, respectively.

(B)	Class A, convertible, $.01 par value, 4,000 shares authorized, no shares issued or outstanding; Series B, convertible; $.01 par value 15,000 shares authorized, no shares issued or outstanding.

See notes to consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

($ and share in thousands except per share data)

	2014	2013	2012
Net sales	$-	$-	$-
Less:
Cost of goods sold	-	-	-
Gross profit (loss)	-	-	-
Operating expenses:
Marketing	-	-	-
General and administrative	28,968	23,812	16,903
Research and development	3,611	2,566	4,257
Total operating expenses	32,579	26,378	21,160
Operating loss from continuing operations	(32,579)	(26,378)	(21,160)
Other income (expense):
Interest income	22	14	17
Interest expense	(1)	-	(104)
Other income (expense)	(558)	(320)	6,600

Total other income (expense)	(537)	(306)	6,513
Loss from continuing operations before income taxes	(33,116)	(26,684)	(14,647)
Income tax benefit (expense)	-	-	-
Net loss from continuing operations	(33,116)	(26,684)	(14,647)
Discontinued operations
(Loss)/gain on disposal	(3,618)	395	(3,084)
Loss on discontinued operations	(1,783)	(6,545)	(5,122)
Total discontinued operations	(5,401)	(6,150)	(8,206)
Net loss	$(38,517)	$(32,834)	$(22,853)
Loss per common share; basic and diluted:
Continuing operations	$(0.18)	$(0.16)	$(0.10)
Discontinued operations	(0.03)	(0.04)	(0.05)
Total basic and diluted	$(0.21)	$(0.20)	$(0.15)
Weighted average shares outstanding-basic and diluted	184,481,811	168,061,098	146,996,416

See notes to consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

($ and shares in thousands except per share data)

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2012	139,255	$14	$218,055	$(208,678)	$9,391
Stock-based compensation	50	-	3,556	-	3,556
Stock option and warrant exercise	26,304	3	32,180	-	32,183
Issuance of common stock	740		2,707	-	2,707
Net loss	-	-	-	(22,853)	(22,853)
Balances, December 31, 2012	166,349	17	256,498	(231,531)	24,984
Stock-based compensation	176	-	7,824	-	7,824
Stock option and warrant exercise	5,859	-	7,005	-	7,005
Issuance of common stock	-	-	-	-
Net loss	-	-	-	(32,834)	(32,834)
Balances, December 31, 2013	172,384	17	271,327	(264,365)	6,979
Stock-based compensation	223	-	6,560	-	6,560
Stock option and warrant exercise	4,168	-	4,168	-	4,168
Issuance of common stock	16,287	2	9,973	-	9,975
Other change (A)	(15)	-	-	-	-
Net loss	-	-	-	(38,517)	(38,517)
Balances, December 31, 2014	193,047	$19	$292,028	$(302,882)	$(10,835)

(A)	In January 2014, 15,230 shares that had been previously issued in the name of the Company were transferred back to the Company’s authorized but unissued share account. As a result, the Company’s issued and authorized shares were decreased by 15,230 shares and it’s authorized but unissued shares were increased by a corresponding amount. The 15,230 shares had been issued to the Company in connection with the conversion of preferred shares in an earlier time period and were not needed to be continued to be held in the Company’s name.

See notes to consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

($ in thousands except per share data)

	2014	2013	2012
Operating activities:
Net loss from continuing operations	$(33,116)	$(26,684)	$(14,647)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	92	82	95
Forgiveness of debt	-	-	(3,356)
Loss on disposal of property and equipment	56	-	-
Stock-based compensation expense	9,643	7,005	3,556
Provision for (recovery of) bad debts	540	-	-
Provision for inventory write-off	-	-	-
Increase (decrease) in cash resulting from changes in:
Prepaid expenses and other current assets	(139)	(594)	(241)
Accounts payable, trade	1,441	424	16
Accrued expenses	5,005	(1,604)	1,923
Net cash flows from operating activities	(16,478)	(21,371)	(12,654)
Investing activities:
Purchases of property and equipment	(218)	-	(7)
Proceeds from note receivable	43	6	-
Proceeds from sale of licensing rights	17	33	30
Purchase of intangible assets	-	-	(32)
Net cash flows from investing activities	(158)	39	(9)
Financing activities:
Payments on long-term debt and capital leases	-	(7)	(1,686)
Proceeds from line of credit	350	-	-
Proceeds from exercise of warrants	4,168	7,825	33,229
Proceeds from sale of stock	9,975	-	1,660
Net cash flows from financing activities	14,493	7,818	33,203
Deposits to MSA escrow fund	-	(1)	(113)
Cash increase(decrease) from continuing operations	(2,143)	(13,515)	20,427
Cash flows from discontinued operations:
Net cash flows used in operating activities-tobacco	(29)	(1,464)	(2,435)
Net Cash flows used in operating activities-dietary supplements	(1,414)	(4,636)	(5,079)
Net cash flows used in investing activities-tobacco	-	375	-
Net cash flows used in investing activities-dietary supplements	100	-	20
Net cash flows from discontinued operations	(1,343)	(5,725)	(7,494)
Increase (decrease) in cash and cash equivalents	(3,486)	(19,240)	12,933
Cash and cash equivalents, beginning of year	3,881	23,121	10,188
Cash and cash equivalents, end of year	$395	$3,881	$23,121

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$109

Supplemental schedule of non-cash operating activities:
During the year ended December 31, a settlement was
agreed upon for the Securities Class Action Lawsuits,
which will be paid directly by insurance. (See note 17)	$(6,679)

During the year ended December 31, 2014, an obligation
to pay a settlement for the Securities Class Action Lawsuits was incurred. The obligation will be paid directly by insurance.
(See note 17)	$6,679

Supplemental schedule of non-cash investing and financing activities:
During the year ended December 31, 2012, RJ Reynolds, or RJR, forgave the outstanding balance of the Company’s long-term debt owed to them as part of the RJR settlement. (See note 16)	$-	$-	$3,356

During the year ended December 31, 2012, the Company granted 330,000 common shares to employees affected by the exit from the dissolvable tobacco business. (See note 6)	$-	$-	$1,036

See notes to consolidated financial statements.

ROCK CREEK PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of business and summary of significant accounting policies:

Nature of business:

The Company is comprised of three entities, Rock Creek Pharmaceuticals, Inc. (f/k/a Star Scientific, Inc.), Star Tobacco, Inc. and RCP Development Inc. (f/k/a Rock Creek Pharmaceuticals, Inc.). In December, 2013, the Company began transitioning from a nutraceutical and dietary supplement business to position the Company to develop U.S. Federal Food and Drug Administration (FDA) approved products in order to present greater long term revenue prospects. In December, 2012, the Company decided to exit the tobacco business in its entirety due to continuing operating losses.

Prior to December 2013, our business strategy focused on selling anatabine-based nutraceutical dietary supplements that provided anti-inflammatory support and decreased the urge to smoke.  We also sold an associated line of cosmetic products, pursued research and development of related dietary supplements and pharmaceutical products, and to a much lesser degree sought to license our low-TSNA curing technology and related products.

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Rock Creek Pharmaceuticals and its wholly owned subsidiaries, RCP Development and Star Tobacco. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company classifies all highly liquid investments with an original maturity of three months or less as cash equivalents.

The Federal Deposit Insurance Corporation insures up to $250,000 for substantially all interest bearing depository accounts. During 2014 and 2013 the Company had amounts on deposit which exceed these insured limits and as of December 31, 2014 and 2013, had $0.1 million and $3.4 million, respectively, which exceeded these insured limits

Inventories:

Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.  The Company accounts for freight, handling and wasted materials costs as current period charges. The Company outsourced the production and storage of all of its dietary supplement and cosmetic products. The cost charged by the outsourced vendors was included in inventory costs..

As of the reporting date, all inventories have been reclassified to Discontinued Operations on the Consolidated Balance Sheets or Consolidated Statements of Operations as applicable. See Note 6.

Property and equipment:

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of three to seven years for office equipment and machinery and equipment and improvements. Leasehold improvements are recorded at cost. Amortization is determined using the straight line method over the initial term of the lease, including periods of extension. Assets held for sale are the equipment that was idled as a result of exiting the dissolvable smokeless tobacco business. The Company sold these assets in 2014.

Intangible assets:

Intangible assets consist primarily of licensing costs, patents and trademarks and packaging design costs. Intangibles are amortized using the straight-line method over a period of seventeen years for patents and licensing costs and five years for packaging design costs (the assets’ estimated lives). Substantially all trademarks owned by the Company have indefinite lives and, as such, the cost of trademarks are not amortized, but are evaluated annually for impairment.

The Master Settlement Agreement (“MSA” or Master Settlement Agreement”) escrow fund:

Cash deposits to which the Company has not transferred its ownership rights and which are restricted pursuant to the MSA have been reflected as a non-current asset in the Company’s consolidated financial statements. Amounts deposited into MSA escrow accounts are required to be held in escrow for 25 years. (See note 17 for contingency discussion.)

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  As of the date of this Report, the Company’s income tax returns for the years 2013, 2012, and 2011 are open to examination by the relevant taxing authority.  Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain tax positions at December 31, 2014 and 2013.

Employee stock-based compensation:

The Company uses a fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock.

Impairment of long-lived assets:

The Company reviews the carrying value of its amortizing long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate.

The Company assesses recoverability of the asset by estimating the future undiscounted net cash flows expected to result from the asset, including eventual disposition. If the estimated future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. Non-amortizing intangibles (trademarks) are reviewed annually for impairment.

Loss per common share:

Basic loss per common share is computed using the weighted-average number of common shares outstanding.

Diluted loss per share is computed assuming conversion of all potentially dilutive stock options and warrants. Potential common shares outstanding are excluded from the computation if their effect is anti-dilutive (See Note 13).

Discontinued operations:

Dissolvable Tobacco:

Since the 1990’s, the Company has sought to develop processes that significantly prevent the formation of one of the most abundant and significant groups of carcinogens, tobacco specific nitrosamines, or TSNAs, found in tobacco and tobacco smoke. The Company utilized this technology in producing low-TSNA tobacco and related low-TSNA dissolvable smokeless tobacco products as less harmful alternatives to cigarettes and traditional smokeless tobacco products and as a platform to provide a base of financial support for its intellectual property, licensing and development initiatives.

On December 14, 2012, the Company’s Board of Directors voted unanimously to discontinue the manufacturing, distribution and sale of the Company’s dissolvable smokeless tobacco products, Ariva ® and Stonewall Hard Snuff ® as of December 31, 2012.

Dietary Supplements:

Our dietary supplement business previously focused on utilizing certain alkaloids found in the Solanacea family of plants (which includes potatoes, tomatoes, and eggplants) initially to oppose the desire to smoke or use other traditional tobacco products. More recently, we concentrated on the anti-inflammatory aspects of one of those alkaloids, anatabine. Prior to August 2014, we manufactured and sold two nutraceutical dietary supplements: Anatabloc ®, for anti-inflammatory support, and CigRx ®, for assistance in fighting the urge to smoke cigarettes. We also engaged in the development of a cosmetic line of products that utilizes our anatabine compound to improve the appearance of the skin.

We manufactured and sold a nutraceutical, dietary supplement Anatabloc® as well as an unflavored version of Anatabloc ®. Our Anatabloc ® product, which was intended to provide anti-inflammatory support, was being sold through our interactive website, a customer service center and on a consignment basis through GNC, a retailer of dietary supplements.

We discontinued the marketing and sale of all of these products in August 2014 pending further review of this business, and in September 2014, our Board of Directors decided to permanently exit this business in the U.S..

Revenue recognition:

All revenues have been reclassified as part of Discontinued Operations in the Consolidated Statements of Operations as applicable.

Revenue for the Company’s dietary supplements and cosmetic products that were shipped to its direct buying consumers was recognized upon delivery of the product to the consumer. The dietary supplement products were shipped once the Company had received confirmation of a valid credit card charge, which is the only payment option offered to consumers of the dietary supplements and cosmetic products purchasing through the Company’s web store.

Under certain retail agreements we have agreed to “pay on scan” terms of sale for its dietary supplement products. The “pay on scan” terms do not constitute a sale of the product until the product is sold to a consumer. Under these agreements, revenue was recognized by us at the time the consumer purchased the product from the consignee. The Company used weekly reports from the consignee to derive the revenue recorded. The sales of products through these outlets are also subject to the same promotional and return credits discussed in the next paragraph. All of the Company’s products sold on a “pay-on-scan” basis, whether in a warehouse or retail location, is considered consignment inventory and accordingly we retain all risk of loss until sale.

The Company recorded consumer incentives and trade promotion activities as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period. The estimates were based principally on historical utilization and redemption rates of the Company’s products. Such programs include discounts, coupons, rebates, slotting fees, in-store display incentives and volume-based incentives.

Cost of goods sold

All Cost of Goods Sold have been reclassified as part of Discontinued Operations in the Consolidated Statements of Operations as applicable.

Cost of Goods Sold consisted of the direct and indirect costs to produce and distribute the Company’s products. Inventory related costs included materials, inbound freight, production costs, inventory obsolescence and shrinkage. In addition to the aforementioned, the costs for the Company’s dietary supplement products (Anatabloc® and CigRx®) and cosmetic products (Anatabloc ® Facial Crème, Anatabloc® Serum and Anatabloc® Cleanser) included fulfillment partner fees, credit card processing fees, and costs of consumer support.

Shipping costs:

All shipping costs have been included in Cost of Goods Sold and reclassified as part of Discontinued Operations in the Consolidated Statements of Operations as applicable.

The Company’s dietary supplement products and cosmetic products were offered to direct buying consumers and were sold on consignment at certain retail locations. All shipping costs were paid for by the Company; however, the Company offered some premium shipping in the United States and charged its customers additional fees. International customers were charged a shipping fee, which was included in the sales price. All shipping costs were included in the cost of goods sold.

Sales incentives estimates:

All sales incentives estimates have been reclassified to Discontinued Operations on the Consolidated Statements of Operations as applicable.

We record consumer incentives and trade promotion activities as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period. The estimates are based principally on historical utilization and redemption rates of our products. To the extent that redemption rates exceed our estimates, this would increase our liability related to outstanding coupons in the period the estimate is revised.

Advertising costs:

All advertising costs were included in marketing and sales expenses, and reclassified as part of Discontinued Operations in the Consolidated Statements of Operations as applicable.

Advertising costs are expensed as incurred and are included in marketing and sales expenses. The Company ceased all advertising as of December 31, 2013 due to the FDA Warning letter (see note 17 Commitments, contingencies and other matters for detail discussion of the FDA Warning letter). Advertising costs for the years 2014 and 2013 were $0.1 million, and $3.8 million, respectively.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Research and development:

Research and development costs are expensed as incurred.

Research and development royalty contracts:

All royalties on Anatabloc® product sales have been reclassified to Discontinued Operations in the Consolidated Statements of Operations as applicable.

The Company entered into a contract under which royalty payments are due based on Anatabloc® product sales. The contract requires the other party to the contract to perform research and development services at a minimum investment level before royalties are payable. The royalty is a percentage of gross sales and recorded at the contracted rate, however the royalty is subject to adjustment annually based on the other party performing research and development services at a required minimum level. Changes in the estimated royalty to be paid are treated as changes in estimates and are recognized in the period of change.

Commitment and contingency accounting:

The Company evaluates each commitment and/or contingency in accordance with the accounting standards which state that if the item is probable to become a direct liability then the Company will record the liability in the financial statements. If not, it will disclose any material commitments or contingencies that may arise.

Recent Accounting and Reporting Pronouncements:

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies that may have an impact on the Company’s accounting and reporting.

In April 2014, the FASB issued ASU 2014-08, ”Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of and Entity” ("ASU 2014-08"). ASU 2014-08 is effective for the first interim or annual period beginning on or after December 15, 2014 with early adoption permitted. ASU 2014-08 amends ASC Topic 205, Presentation of Financial Statements, and ASC Topic 360, Property, Plant and Equipment, to improve the usefulness of results in the financial statements to users. The initial application of the standard is not expected to significantly impact the Company.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The initial application of the standard is not expected to significantly impact the Company.

The Company believes that all recently issued accounting pronouncements and other authoritative guidance for which the effective date is in the future either will not have an impact on its accounting or reporting or that such impact will not be material to its financial position, results of operations, and cash flows when implemented.

2.	Liquidity and managements’ plans:

The Company has been operating at a loss for the past twelve years. Rock Creek’s future prospects will depend on its ability to transition into the area of drug development. In the long term, the Company expects that its revenues will be more dependent on the ability to successfully implement its drug development program, but it has no drug products in advance development as of this date. The Company’s future will be dependent on raising capital to sustain its drug development program until a successful commercial product development occurs, if any.

On March 12, 2014, the company entered into a series of equity and financing transactions that resulted in gross cash proceeds to it of approximately $9.3 million and cash availability under a credit facility of approximately $5.8 million, for total available funds of $15.1 million. Under one transaction, holders of previously held warrants with strike prices ranging from $1.50 to $2.00 agreed to immediately exercise on an aggregate of 4.2 million warrants at a reduced strike price of $1.00 per share. The investors also were issued new warrants for an equal number of shares that have a term of seven years and a strike price of $1.00 per share. This transaction resulted in proceeds of approximately $4.2 million. Under another transaction the Company sold 5.1 million shares with matching warrants for 5.1 million shares to other investors at $1.00 for the shares and warrant shares. This transaction resulted in proceeds to us of $5.1 million. Finally, the Company entered into a credit facility with another investor under which that investor agreed to loan it up to $5.8 million. The credit facility provides for an interest rate of 3% on any funds drawn by the Company. It also provides the lender with the option to convert any loan amount to a unit of the Company’s common stock and a matching seven-year warrant at a conversion price of $1.00 per unit.

On August 8, 2014, the company completed a private placement that resulted in gross proceeds to the Company of approximately $4.25 million and an additional credit facility of approximately $1.75 million. In the August 2014 Private Placement, the Company sold an aggregate of 10.625 million shares of its common stock at a price of $0.40 per share (the closing price of the Company’s common stock on the Nasdaq Global Market on August 6, 2014) to five accredited investors, some of whom are existing investors (or their affiliates) in the Company. The investors in the August 2014 Private Placement were also granted warrants to purchase an aggregate of 10.625 million shares at an exercise price of $1.00 per share. The warrants will expire on the seventh anniversary of the date of grant. As a part of the August 2014 Private Placement, the Company agreed to file with the SEC a resale registration statement covering the purchased shares and the shares issuable pursuant to the granted warrants within 75 days of the closing of the transaction.

We have entered into an At Market Issuance Sales Agreement, or sales agreement, with MLV & Co. LLC, or MLV, dated December 15, 2014, relating to the sale of shares of our common stock offered by this prospectus. In accordance with the terms of the sales agreement, under this prospectus we may offer and sell shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $16.5 million from time to time through MLV, acting as agent. Our common stock is traded on The Nasdaq Global Market under the symbol “RCPI.” Sales of our common stock, if any, under this prospectus will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, or any other method permitted by law. MLV is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. MLV will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, MLV may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of MLV may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to MLV with respect to certain liabilities, including liabilities under the Securities Act. The aggregate market value of our common stock held by non-affiliates is approximately $49.5 million based on the closing price of one share of our common stock on The Nasdaq Global Market of $0.32 per share on October 17, 2014.

In connection with the August 2014 Private Placement, one of the investors in the private placement entered into a credit facility with the Company for aggregate borrowing availability of up to $1.75 million. This investor also received a warrant to purchase 175,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The credit facility provides for an annual interest rate of 3% on any funds drawn by the Company. It also provides the lender with the option to convert any loan amount into a unit of our common stock and a matching seven-year warrant at a conversion price and exercise price of $1.00 per share. The term of the line of credit does not allow the Company to draw funds under the line until all funds available from the March 12, 2014 credit line are exhausted. The borrowing availability under the credit facility will be reduced by any future financing transactions by the Company in excess of $5.8 million. Also in connection with the transaction, the terms of the March 12, 2014 line of credit were amended whereby (i) the August 2014 Private Placement would not reduce the borrowing availability under the line of credit, (ii) the line of credit was extended to August 15, 2015 compared to the original date of April 15, 2015, and (iii) the ability of the Company to draw all funds available under the credit line at the end of term was eliminated. All other terms and conditions of the March 12, 2014 credit line remained materially unchanged.

On January 28, 2015, the Company entered into a Securities Purchase and Registration Rights Agreement with seven accredited investors, pursuant to which the Company issued and sold to such Investors in a private placement a total of 5,066,825 shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $0.15 per share, and warrants to purchase up to a total of 4,208,413 shares of Common Stock. The warrants, have an exercise price of $0.15 per share, are generally exercisable beginning on January 28, 2015, and expire on January 27, 2022. An aggregate of 3,350,000 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase Common Stock held by certain of the Investors at an amended exercise price of $0.15 per share. An aggregate of $760,023 was raised in the private placement, including $300,000 of which was paid to the Company as an advance on December 30, 2014. The Purchase Agreement grants customary resale registration rights with respect to the shares sold in the private placement.

On January 30, 2015, on Form 8-K the Company updated its forecast of available operating funds compared to previous forecast in its Form 10-Q filed on November 10, 2014. At that time the Company stated that, as a result of the Company’s private placement in August 2014 and the Loan Agreement entered into in March 2014 and amended in August 2014, the Company believed that it would have sufficient funding to support its operations through the second quarter of 2015. On December 15, 2014, the Company filed with the SEC a Registration on Form S-3 in which the Company disclosed that it entered it an At market Issuance Sales Agreement with MLV & Co. LLC under which the Company may offer and sell shares of its common stock from time to time through MLV acting as an agent (the “ATM Agreement”).

Subsequent to the foregoing disclosures and as a result of the Company’s belief that additional funding will likely not be made available to the Company under the Loan Agreement as reported on Form 8-K, January 30, 2015, the Company believes that its current cash resources as of the date of this report, after giving effect to the private placement of January 30, 2015 not including any effect to any sales under the ATM Agreement, are anticipated to be sufficient to support the Company’s operations only through approximately the end of March 2015. Although the Company currently anticipates that it could satisfy a portion of its funding requirements after such date through sales under the ATM Agreement, such sales may be insufficient to fund the anticipated scope of the Company’s operations, and the Company will likely need to seek additional funding to support its operations, whether through debt financing, additional equity offerings, through strategic transactions (such as licensing or borrowing against intellectual property) or otherwise. The Company is currently exploring a variety of potential financing options in addition to the ATM Agreement, including additional private placements and financing transactions that would leverage the Company’s intellectual property. There can be no assurance that the Company will be successful in obtaining such additional funding on commercially favorable terms, if at all. The Company will also likely continue to delay the payment of various payables and outstanding obligations (including severance payments to former executives) in order to conserve cash until additional funding becomes available, and if the Company does not raise sufficient funding, it may be forced to curtail its clinical trials and product development activities and continue to defer such payments. To conserve cash resources, the Company’s Chief Executive Officer and President have elected to defer their salary beginning in December 2014 and continuing for the foreseeable future, and the members of the Board of Directors have elected to defer their board fees and compensation. If the Company is unable to raise additional capital (including through the exercise of outstanding warrants or through private placements of our securities, each of which has been a primary source of the Company’s financing in the past), the Company’s operations will be materially adversely affected, its scope of operations may need to be materially reduced, and its clinical trials may need to be delayed.

While the Company may seek to obtain funds in the future through other financing arrangements, there is no guarantee that these efforts would be successful or commercially feasible given its continued operating losses. Moreover, the Company’s ability to raise future funds on terms acceptable to it (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of the Company’s stock price and its operational performance. The Company may also delay the payment of various payables and other outstanding obligations to conserve cash. If the Company is unable to raise additional capital, its liquidity may be materially adversely affected. Any equity financing will be dilutive to the Company’s existing stockholders.

3.	Notes receivable:

As of December 31, 2014 and 2013, the Company had notes receivable in the amount of $0 and $583 thousand, net of reserves in the amount of $541 thousand and $0 respectively. In August 2014, Starion, the entity that purchased inventory and manufacturing machinery and equipment from our discontinued tobacco operations, became non-performing in servicing their note payments. Accordingly, the Company has reserved the note in full.

4.	Inventories:

The Company’s inventory pertained to its dietary supplement products was deemed unsaleable and was written off as a loss on disposal from discontinued operations. See Note 6 “Discontinued Operations” for further discussion and details.

5.	Prepaid expenses:

As of December 31, 2014 and 2013, prepaid expenses and other current assets included the following:

$ Thousands	2014	2013
Prepaid and Other Assets:
Prepaid Insurance	$671	$498
Deposits	-	4
Receivable Other	50	80
Total Prepaid and Other Assets	$721	$582

6.	Discontinued operations:

Dissolvable Tobacco:

Since the 1990s, the Company has sought to develop processes that significantly prevent the formation of one of the most abundant and significant groups of carcinogens, tobacco specific nitrosamines, or TSNAs, found in tobacco and tobacco smoke. The Company utilized this technology in producing low-TSNA tobacco and related low-TSNA dissolvable smokeless tobacco products as less harmful alternatives to cigarettes and traditional smokeless tobacco products and as a platform to provide a base of financial support for its intellectual property, licensing and development initiatives.

On December 14, 2012, the Company’s Board of Directors voted unanimously to discontinue the manufacturing, distribution and sale of the Company’s dissolvable smokeless tobacco products, Ariva ® and Stonewall Hard Snuff ® as of December 31, 2012.

At the time it discontinued its smokeless tobacco operations, the Company noted that it would continue to look for licensing opportunities for its patented tobacco curing technology and related low-TSNA smokeless tobacco products.  On October 2, 2013, the Company entered into a series of transactions with Starion LLC, or Starion, a tobacco manufacturer, under which, among other things, it sold equipment and inventory previously utilized in its discontinued smokeless tobacco business and licensed certain trademarks and patents to Starion for use in the manufacture and sale of low-TSNA dissolvable smokeless tobacco products. As of December 31, 2014 Starion is in default of its notes to the Company, rent on the building and licensing payments.

The Company incurred severance costs in the form of salary continuation payments and continued health benefit costs under COBRA of approximately $0.8 million, for employees transitioning from Star Tobacco. In addition, the Company issued stock awards under the Company’s 2008 Incentive Award Plan in the aggregate amount of 330,000 shares to those employees transitioning from Star Tobacco, in recognition of their long-time service to the Company. The stock awards had a total fair value of approximately $1.1 million as well as a gross up charge for taxes of approximately $0.8 million. The total cost in connection with the discontinuance of the Company’s dissolvable tobacco business was approximately $3.1 million consisting of cash and non-cash items and were recorded in the fourth quarter of 2012.

The following represents a summary of the Company’s operating results and the loss on the disposition of the smokeless tobacco operations.

	2014	2013	2012

Net sales	$-	$-	$418
Cost of goods sold	-	-	1,358
Gross margin (loss)	-	-	(940)
Operating expenses	-	-	729
Operating loss	-	-	(1,669)
Gain (loss) on disposal	(9)	395	(3,084)
Total discontinued operations	$(9)	$395	$(4,753)

Assets and liabilities of the discontinued operations consist of the following:

	2014	2013
Current assets:
Accounts receivable, trade	$-	$-
Inventory	-	-
Assets held for sale	-	69
Total assets	-	$69
Current liabilities:
Accounts payable	-	-
Accrued expenses	-	29
Total current liabilities	$-	$29

Dietary Supplements:

The Company exited the U.S. dietary supplement business upon completion of its assessment regarding the FDA’s response to the Company’s NDIN for Anatabloc ® and CigRx ®. As a result of the decision, the Company has taken a charge in the three months ended September 30, 2014 of $3.6 million which includes all inventory of the dietary supplements and write down of specialized packaging equipment and other assets. See Note 2 “Liquidity and Management Plans” for further details related to the business discontinuance.

The following represents a summary of the operating results of the Company’s dietary supplement operations for the twelve months ended December 31, 2014, 2013 and 2012.

	2014	2013	2012

Net sales	$2,139	$9,141	$6,188
Cost of goods sold	1,169	5,019	3,270
Gross margin (loss)	970	4,122	2,918
Operating expenses	2,753	10,667	6,371
Operating loss	(1,783)	(6,545)	(3,453)
(Loss) on disposal	(3,609)	-	-
Total discontinued operations	$(5,392)	$(6,545)	$(3.453)

Assets and liabilities of the discontinued dietary supplement operations consisted of the following as of:

$ thousands	December 31, 2014	December 31, 2013
Assets:
Inventory	$-	$3,473
Prepaid Expenses	6	993
Machinery and Equipment	25	351
Total assets	$31	$4,817

Liabilities:
Accounts Payable	$412	$312
Accrued expenses	121	969
Total liabilities	$533	$1,281

7.	Property and equipment:

Property and equipment consists of the following:

$ thousands	2014	2013
Machinery and equipment	$-	$-
Leasehold improvements	180	-
Vehicles	-	62
Office and sales equipment	38	141
Total property and equipment	218	203
Less accumulated depreciation	(11)	(155)
Property and equipment-net	$207	$48

The Company owns specialized packaging equipment that was installed at its dietary supplement contract manufacturing vendor to package CigRx ® and Anatabloc® in its 20 piece container format. The Company also had invested in equipment to process anatabine, the primary ingredient in Anatabloc ®, CigRx ® and its Anatabloc ® cosmetic products, at a separate contract manufacturer facility. The Company has assessed impairment values at each reporting periods. As of December 31, 2014 the equipment to process anatabine was deemed impaired due in larger part to the Company’s recent focus on drug development. Therefore the Company wrote down the value of the anatabine process equipment to zero thus incurring a $690 thousand charge. As of December 31, 2014 all specialized equipment related to the packaging of CigRx® and Anatabloc® was written down to zero thus incurring a charge of $412 thousand, which was included in discontinued operations.

In December, 2014, the Company agreed to exchange two machines from our discontinued tobacco operation and one machine from our discontinued nutraceutical/dietary supplement operation in exchange for a reduction of amounts due to a vendor for $60 thousand and $40 thousand, respectively. The transaction resulted in recognition of a loss from discontinued operations in the amount of $9 thousand as of December 31, 2014.

Depreciation expense is included in the consolidated statement of operations for the years ended December 31, 2014, 2013 and 2012, as follows:

$ thousands	2014	2013	2012
Discontinued operations-dietary supplements	$65	$236	$236
Operating expenses	22	12	28
Total depreciation expense	$87	$248	$264

Effective December 31, 2014, the Company is amortizing leasehold improvements and office equipment on a straight line basis over the period of 5 years.

8.	Intangible assets:

Intangible assets consist of the following:

$ thousands	2014	2013
Patents	$1,179	$1,179
Trademarks and other intangibles	83	83
	1,262	1,262
Less: Accumulated Amortization	(860)	(790)
	$402	$472

Amortization expense associated with the intangibles was $69, $69 and $68 thousand in 2014, 2013 and 2012, respectively. An aggregate of $83 thousand in trademarks have indefinite lives and are therefore not amortized. Expected future amortization of intangibles with finite lives is as follows:

Years ending December 31,	$ thousands
2015	$69
2016	67
2017	60
2018	27
2019	27
Thereafter	69
$319

9.	Accrued expenses:

As of December 31, 2014 and 2013, Accrued expenses included the following:

$ thousands	2014	2013
Accrued Expenses:
Accrued Restructuring Charges	$3,391	$-
Accrued payroll and related expenses	3,132	107
Accrued legal	2,242	662
Accrued expenses	164	74
Total current liabilities	$8,929	$843

10.	Long term debt:

On December 8, 2014, the Company drew $350 thousand on the line of credit. Per the line of credit agreement, a note payable was also executed. The note is due in two years, with an interest rate of the lesser of three (3) percent or the maximum rate permitted by Florida law, interest to be paid quarterly. As of December 31, 2014, interest on the note is 3%.

As of December 31, 2013 the Company had no outstanding long-term debt.

11.	Income taxes:

Net deferred tax assets and liabilities consist of the following:

$ thousand	2014	2013
Deferred tax assets:
Net operating loss carry-forwards (portions subject to annual limitation)	$88,040	$80,868
Credit carry-forward	477	477
Stock option compensation	17,322	13,982
Differing basis in property and equipment for tax and financial reporting purposes	(70)	(124)
Inventory reserve	1,715	527
Accrued severance cost	1,244	-
Other	1,568	185
	$110,296	$95,915

$ thousand	2014	2013
Deferred tax liabilities:
MSA escrow payments taxable in future	$(180)	$(180)
Valuation allowance*	(110,116)	(95,735)
	$-	$-

*    Based on the information available, management believes the allowance is appropriate.

Income tax benefit consists of the following:

	2014	2013	2012
Current:
Federal	$-	$-	$-
State	-	-	-
Deferred benefit	-	-	-
Total provision (benefit) for income taxes	$-	$-	$-

The provision for income tax expense varies from that which would be expected based on applying the statutory federal rate to pre-tax accounting loss as follows:

	2014	2013	2012
Statutory federal rate	(34.00)%	(34.00)%	(34.00)%
Permanent items	0.04	(0.17)	(0.27)
State tax provision, net of federal benefit	(3.45)	(3.45)	(3.45)
Valuation allowance	37.41	37.28	37.72
	(0.00)%	(0.00)%	(0.00)%

At December 31, 2014, the Company had net operating loss carry-forwards of approximately $219 million, which expire from 2022 through 2033. As a result of previous ownership changes, an aggregate of $532 thousand in Federal loss carry-forwards are limited to $116 thousand annually.

12.	Stockholders’ equity:

Warrants:

The Company grants common stock warrants in connection with direct equity shares purchased by investors as an additional incentive for providing long-term equity capital to the Company and as additional compensation to consultants and advisors. The warrants are granted at negotiated prices in connection with the equity share purchases and at the market price of the common stock in other instances. The warrants have been issued for various terms ranging from several months to ten years.

Common stock warrants issued, redeemed and outstanding during the years ended December 31, 2014, 2013 and 2012 are as follows:

		Weighted Average
		Exercise
		Price Per
	Number	Share
Warrants
Warrants outstanding at January 1, 2012	35,951,707	$1.87
Warrants issued during 2012	6,225,254	4.05
Warrants exercised during 2012	(25,667,794)	(1.21)
Warrants expired during 2012	-	-
Warrants outstanding at December 31, 2012	16,509,167	$1.79
Warrants issued during 2013	-	-
Warrants exercised during 2013	(5,859,335)	1.66
Warrants expired during 2013	-	-
Warrants outstanding at December 31, 2013	10,649,832	$1.87
Warrants issued during 2014	21,317,940	1.00
Warrants exercised during 2014	(4,167,940)	(1.72)
Warrants expired during 2014	(662,252)	(3.50)
Warrants outstanding at December 31, 2014	27,137,580	$1.17

Sale of securities and exercise of warrants 2012:

On February 28, 2012, the Company entered into a Securities Purchase and Registration Rights Agreement ("Agreement No. 1") with an accredited investor (the "Investor") who held previously issued warrants for: (i) 3,260,869 shares of the Company's common stock, par value $0.0001 per share ("Common Stock"), at an exercise price of $2.00 per share and (ii) 2,554,385 shares of the Company's Common Stock at an exercise price of $1.50 per share (collectively, the "Prior Warrants").

Pursuant to Agreement No. 1, in order to induce the Investor to immediately exercise the Prior Warrants, the Company agreed to grant the Investor new warrants with an exercise price of $4.05 per share for the same amount of shares of Common Stock as the Prior Warrants (the "New Warrants") in exchange for the exercise of the Investor's Prior Warrants for cash whereby the Investor purchased 5,815,254 shares of Common Stock for gross proceeds to the Company of $10.4 million (collectively, the "First February 28 Transaction"). The New Warrants were exercisable immediately into an aggregate of 5,815,254 shares of Common Stock and expire on February 28, 2017.

Additionally, on February 28, 2012, the Company entered into a Securities Purchase and Registration Rights Agreement ("Agreement No. 2") with the Investor to sell 410,000 shares (the "Shares") of the Company's Common Stock at $4.05 per share and warrants to purchase an aggregate of 410,000 shares of Common Stock at an exercise price of $4.05 per share (the "Warrants") (collectively, the "Second February 28 Transaction"). The Second February 28 Transaction resulted in gross proceeds to the Company of $1.7 million. The Warrants were first exercisable on August 28, 2012 and expire on August 28, 2017.

Pursuant to a warrant reset agreement, between November 13 and 15, 2012, holders of previously issued warrants exercisable for 18,500,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), with a weighted average exercise price of $2.71 per share (the “Prior Warrants”), agreed with the Company to immediately exercise the Prior Warrants for cash in exchange for a reduction of exercise price of the Prior Warrants to $1.00 per share. Mr. Williams also exercised 1,000,000 warrants issued to him in a prior transaction at the full warrant exercise price of $1.50 per share. The gross proceeds from the exercise of the Prior Warrants and Mr. Williams’ exercise of his warrants resulted in gross proceeds to the Company of $20 million. The exercise resulted in the issuance of 19,500,000 shares of Common Stock and the cancellation of warrants exercisable for 19,500,000 shares of Common Stock.

In addition to the warrant exercises noted above, 352,540 warrants were exercised during the year ended December 31, 2012 resulting in gross proceeds to the Company of $0.5 million.

Exercise of warrants 2013:

During the year ended December 31, 2013, there were no warrants granted; however, 5,859,335 warrants were exercised. The details of the warrant exercises during 2013 follows:

During the first quarter 16,666 warrants were exercised resulting in gross proceeds to the Company of $30 thousand.

On August 1, 2013, two of the Company’s long-term shareholders who held previously issued warrants exercisable for 2,580,646 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), with a weighted average exercise price of $1.85 per share (the “Prior Warrants”) agreed with the Company to immediately exercise the Prior Warrants for cash in exchange for a reduction of the exercise price of 1,830,646 warrants from $2.00 per share to $1.66 per share and the reduction of the exercise price for 750,000 warrants from $1.50 per share to $1.34 per share.  The transaction resulted in gross proceeds to the Company of approximately $4.0 million.

On November 7, 2013, two of the Company’s long-term shareholders who held previously issued warrants exercisable for 3,262,023 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), with a weighted average exercise price of $1.50 per share (the “Prior Warrants”), agreed with the Company to immediately exercise the Prior Warrants for cash in exchange for a reduction of the exercise price of the 3,262,023 warrants from $1.50 to $1.15.  The transaction resulted in gross proceeds to the Company of $3.7 million.

Warrant exercise and issuance in 2014:

In the March 2014 private placement, holders of previously held warrants with strike prices ranging from $1.50 to $2.00 agreed to immediately exercise on an aggregate of 4.2 million warrants at a reduced strike price of $1.00 per share. The investors also were issued new warrants for an equal number of shares that have a term of seven years and a strike price of $1.00 per share. This transaction resulted in proceeds of approximately $4.2 million. Under another transaction the Company sold 5.1 million shares with matching warrants for 5.1 million shares to other investors at $1.00 for the shares and warrant shares.

On June 12, 2014, 750,000 warrants were issued to a firm that will provide financial consulting services to the Company. The Company has recognized approximately $0.2 million of expense related to the warrants.

In the August 2014 private placement, the Company sold an aggregate of 10.625 million shares of its common stock at a price of $0.40 per share (the closing price of the Company’s common stock on the Nasdaq Global Market on August 6, 2014) to five accredited investors, some of whom are existing investors (or their affiliates) in the Company. The investors in the August 2014 Private Placement were also granted warrants to purchase an aggregate of 10.625 million shares at an exercise price of $1.00 per share. The warrants will expire on the seventh anniversary of the date of grant.

See Note 19 “Subsequent Events” to these consolidated financial statements for details related to warrant exercise and issuance subsequent to December 31, 2014.

Stock option plans:

Prior to 2008 the Company adopted a 1998 Stock Option Plan, a 2000 Equity Incentive Plan, and in September 2008 it adopted a 2008 Incentive Award Plan (the “Plans”). The Plans provide for grants of options to those officers, key employees, directors and consultants whose substantial contributions are essential to the continued growth and success of the Company. In the aggregate the Plans provide for grants of both qualified and non-qualified stock options to purchase up to 45,200,000 shares at a purchase price equal to the fair market value on the date of grant in the case of qualified options granted to employees.

On January 2, 2014 the Company issued 3,000,000 stock options with an exercise price of $1.16 to Michael J. Mullan, the Company’s Chairman and CEO pursuant to his employment contract. On January 3, 2014 the Company issued 223,052 share grants that vested immediately with a share price of $1.02 per share to two of its brand ambassadors pursuant to their agreements with the Company to promote its dietary supplement and cosmetic products. On February 2, 2014 the Company issued 100,000 and 150,000 stock options with an exercise price of $1.30 and $2.00, respectively and issued 50,000 shares of stock to the Company’s Vice President of Corporate Development and Strategy at the time he joined the Company.

On April 24, 2014, the Company issued 50,000 stock options with an exercise price of $0.72 to the Company’s Chief Scientific Officer.

On August 1, 2014, the Company issued 50,000 stock options to each of its two new directors with an exercise price of $0.37. The stock options vest over two years, 50% at the first anniversary of the date of grant and the remainder on the second anniversary of the date of grant.

On December 27, 2014 the Company issued 50,000 stock options to each of two directors for their annual stock option grant with an exercise price of $0.15.

Common stock options issued, redeemed and outstanding during the years ended December 31, 2014, 2013 and 2012 are as follows:

		Weighted
		Average
		Exercise
		Price Per	Grant Date
	Number	Share	Fair Value
Options
Options outstanding at January 1, 2012	16,989,000	$2.68	$2.16
Options forfeited during 2012	(50,000)	(3.99)
Options exercised during 2012	(664,000)	(2.10)
Options issued during 2012	1,320,000	3.13
Options outstanding at December 31, 2012	17,595,000	$2.73	$2.19
Options forfeited during 2013	(1,715,000)	(2.72)
Options exercised during 2013	-	-
Options expired during 2013	(335,000)	(3.44)
Options issued during 2013	6,600,000	1.29
Options outstanding at December 31, 2013	22,145,000	$2.27	$1.79
Options forfeited during 2014	(130,000)	(1.90)
Options exercised during 2014	-	-
Options expired during 2014	(40,000)	(3.00)
Options issued during 2014	3,500,000	1.13
Options outstanding at December 31, 2014	25,475,000	$2.12	$1.66

The following table summarizes information for options outstanding and exercisable at December 31, 2014.

	Options Outstanding				Exercisable
		Weighted	Weighted			Weighted
		Avg.	Avg.			Avg.	Aggregate
		Remaining	Exercise	Aggregate		Exercise	Intrinsic
Range of Prices	Number	Life Years	Price	Intrinsic Value	Number	Price	Value
$0.15 - 2.00	12,700,000	7.88	$1.32	$3,000	4,875,000	$1.48	$3,000
2.01 - 3.00	11,405,000	5.91	2.86	-	11,405,000	2.86	-
3.01 - 4.00	1,220,000	6.83	3.21	-	1,220,000	3.21	-
4.01 - 4.95	150,000	5.95	4.08	-	150,000	4.08	-
$0.98 - 4.95	25,475,000	6.55	2.12	$3,000	17,650,000	2.52	$3,000

A summary of the status of the Company’s non-vested stock options as of December 31, 2014, and changes during the year then ended, is presented below.

		Weighted
		Average
		Grant-Date Fair
Non-vested Stock Options	Shares	Value
Non-vested at December 31, 2013	4,710,000	$0.95
Granted	3,500,000	0.80
Vested	(275,000)	(0.44)
Forfeited	(110,000)	(1.21)
Non-vested at December 31, 2014	7,825,000	$0.90

As of December 31, 2014, there was approximately $1.9 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. Almost all of the $1.9 million of unrecognized compensation costs relates to performance based stock options granted to Drs. Mullan and Chapman in 2013, which will be recognized over the expected period the performance goals will be achieved. The remaining $52 thousand of cost will be recognized over the next two years. There were no options exercised in the year ended December 31, 2014.

In December 2011 the shareholders approved performance stock options granted to Mr. Williams and Mr. Perito, the Company’s former CEO and Chairman of the Board, respectively. In 2011 sixty-five percent of the options granted vested upon shareholder approval and satisfaction of two of the performance criteria. In 2013 Mr. Williams forfeited his unvested shares from the grant in the amount of 1,715,000 options.  Mr. Perito’s remaining unvested performance stock options (1,400,000 options) vested upon satisfaction of one of the other performance criteria and the Company recorded a stock compensation expense of $3.5 million for those options in the fourth quarter 2013.

The fair value of options was estimated on the date of grant issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2014	2013	2012
Expected life of options based on simplified method for employees	2 - 5 years	2 - 5 years	2 - 5 years
Risk free interest rate	1.55-1.73%	0.40-1.77%	0.31-1.04%
Expected volatility	101.62-104.39%	94.01-104.63%	111.27-121.85%
Expected dividend yield	0%	0%	0%

Total stock-based compensation (stock and stock option) cost recognized is as follows:

$ thousands	2014	2013	2012
Employee	$9,181	$5,332	$3,121
Non-employee consultants and directors	228	1,673	1,471
	$9,409	$7,005	$4,592

In 2014 the Company issued a total of 223,052 share of common stock to consultants in connection with services provided to the Company. These grants had a fair value of $0.2 million.

In 2013 the Company issued a total of 175,685 shares of common stock and 100,000 stock options to consultants in connection with services provided to the Company. These grants had a fair value of $0.6 million.

In 2012 the Company issued a total of 330,000 shares of common stock to employees as part of a severance plan granted to long term employees who transitioned from the Company as a result of the discontinuation of its dissolvable tobacco business and 50,000 shares of common stock to a marketing consultant. The total of 380,000 shares of common stock had a fair value of $1.2 million. These shares were issued from the Company’s 2008 Incentive Award Plan.

13.	Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

$ and shares in thousands except per share data	2014	2013	2012
Net Loss from continuing operations	$(33,116)	$(26,685)	$(14,647)
Loss from discontinued operations	(5,401)	(6,149)	(8,206)
Net loss	$(38,517)	$(32,834)	$(22,853)
Denominator for basic earnings per share-weighted average shares	184,482	168,061	146,996
Effect of dilutive securities: stock options and warrants outstanding(a)	-	-	-

Denominator for diluted earnings per share-weighted average shares adjusted for dilutive securities	184,482	168,061	146,996
Net loss per common share from continuing operations basic and diluted	$(0.18)	$(0.16)	$(0.10)
Discontinued operations basic and diluted	(0.03)	(0.04)	(0.05)
Loss per common share-basic and diluted	$(0.21)	$(0.20)	$(0.15)

(a)	Securities outstanding that were excluded from the computation because they would have been anti-dilutive are as follows:

	2014	2013	2012
Stock options and warrants	52,612,580	32,794,832	34,104,167

14.	Related party transactions:

Related party activity:

The Company has entered into certain transactions with companies in which members of management, stockholders and one prior Director have an ownership interest. The following is a summary of the significant related party transactions for the year ended December 31:

$ thousands	2014	2013	2012
Business travel-aircraft expense	$336	$1,061	$1,857

Effective September 1, 2008, the Company entered into an agreement for the use of the aircraft owned by Starwood Aviation, Inc., a company wholly owned by Mr. Williams, the Company’s former CEO. The 2008 agreement with Starwood Aviation was amended in May 2010 to clarify the types of items that would be included as “out of pocket” expenses and to recognize that certain costs, such as for fuel, would be variable depending on the actual cost of the item at the time of use. In 2013 Starwood Aviation purchased a new aircraft and arranged for the Company’s use of the aircraft that it previously owned.  The Company reimbursed Starwood Aviation for actual cost associated with the use of these aircrafts in 2013. The former CEO resigned from the Company in August 2014. The aircraft under this agreement was sold to a new entity, Shadeland Aviation, LLC. The Company entered into an agreement to use the aircraft at agreed upon rates and would pay these rates only when the aircraft was used by the Company. As of the third quarter of 2014 the Company had ceased using any chartered aircraft.

Related party license agreement:

Effective January 1, 1998, the Company entered into an exclusive license agreement with Regent Court Technology, LLC, of which the Company’s founder and former CEO, Jonnie R. Williams, and the beneficiary of the O’Donnell Trust, are the owners. Pursuant to this license agreement, the Company has the exclusive world-wide rights to produce and sell tobacco products with low-TSNA tobacco and to sublicense that technology to third parties. In connection with this agreement, the Company is obligated to pay royalties equal to 2% of all product sales (less certain costs incurred by the Company) and 6% of any royalty income earned from sublicensing (less certain costs incurred by the Company). Since the costs incurred by the Company were in excess of the royalty obligations there were no royalties due under this agreement for 2014, 2013 or 2012.

Due (to) from stockholders:

Due (to) from Stockholders consists of unsecured non-interest bearing advances of $(50) thousand as of December 31, 2014 and December 31, 2013.

Share purchase and warrant exercise:

On November 15, 2012, Jonnie R. Williams exercised 1,000,000 warrants previously issued to him in a prior transaction at the full warrant exercise price of $1.50 per share for a personal investment of $1,500,000.

The Roskamp Institute is a not-for-profit private medical research organization in Sarasota, Florida whose stated purpose is understanding causes of and finding cures for neuropsychiatric and neurodegenerative disorders and addictions. Dr. Mullan, our Chief Executive Officer, is a co-founder of the Roskamp Institute and formerly served as the Chief Executive Officer of the Roskamp Institute.

In 2010 and 2011, respectively, Robert G. Roskamp, the founder of the Roskamp Institute, purchased from us for cash, (i) 769,230 shares of our common stock and warrants to purchase an additional 769,230 shares at an exercise price of $1.50 per share, and (ii) 254,452 shares and warrants to purchase an additional 254,452 shares at an exercise price of $4.00 per share.

In addition, we have entered into a Research and Royalty Agreement with an affiliate of the Roskamp Institute pursuant to which we pay royalties of 5% of Anatabloc ® sales to this affiliate (such royalties being equal to $0.1 million, $0.4 million, and $0.3 million in 2014, 2013, and 2012, respectively). During the same three year period, the Company has paid research-related fees of $0.6 million, $0.9 million, and $1.2 million to the Roskamp Institute and its wholly owned for-profit subsidiary, SRQ Bio, LLC. All royalties associated with sales of Anatabloc® have been reclassified to Discontinued Operations in the accompanying Consolidated Statements of Operations accordingly.

We also entered into a lease agreement with the Roskamp Institute, effective March 1, 2014, pursuant to which the Roskamp Institute is leasing office space to us. This office space, which is now being used as our principal executive office, is located in Sarasota, Florida. Under the terms of the lease agreement, we are obligated to pay rent in the amount of $2,000 per month plus applicable sales tax to the Roskamp Institute. We also paid a $2,000 security deposit in connection with the lease agreement. The lease agreement has a 24 month term, after which we may elect to continue the lease for up to three additional 12 month periods. Effective as of April 1, 2014, we entered into an amendment to the lease agreement pursuant to which the Roskamp Institute is leasing us additional space (at the same location) at an additional cost of $250 per month. For the year ended December 31, 2014, we have paid $30 thousand in rent to the Roskamp Institute pursuant to the lease agreement, as amended, and $42 thousand for administrative services.

As of December 31, 2014 and December 31, 2013, the Company owed Roskamp $.1 million and $.5 million, respectively.

15.	Employee benefit plan:

The Company is the sponsor of a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who meet certain eligibility and participation requirements. Participants may contribute up to 15% of their annual compensation. The Company matches these contributions at a rate of 75% of the first 6% of pay that an employee contributes to the plan. The Company made contributions of approximately $45, $84, and $108 thousand to the 401-K Plan in 2014, 2013 and 2012, respectively.

16.	Fair value of financial instruments, concentrations and credit risk and major customer information:

Fair value of financial instruments:

The estimated fair value of cash and cash equivalents, licensing rights receivable, notes receivable, prepaid expenses, MSA escrow funds, due from and to stockholders, trade payables and accrued expenses approximate the carrying value due to their short-term nature, variable interest rates or interest rates charged at rates at which the Company can currently borrow. On September 21, 2012, the Company and RJR reached a settlement of pending litigation matters and, as part of the settlement, the Company’s long-term debt with RJR was forgiven.

Differences between fair value and carrying amount of long-term debt are primarily due to instruments that provide fixed interest or zero interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates.

Credit risk and major customer information:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and licensing rights receivable.

The receivable from the sale of licensing rights is collectible in monthly installments. Only $18 thousand of the original $3.2 million due under the licensing rights agreement had not been collected by December 31, 2013. All required payments were collected. The Company renewed the agreement for another seven years in 2014 for $3,000 per month rate. The amounts are recognized as income in the month the payments are received.

17.	Commitments, contingencies, and other matters:

Operating leases:

The Company leases a warehouse and manufacturing facility that was used for manufacturing of its dissolvable tobacco products through December 31, 2012. The cost for this lease, which expires in 2022, is approximately $7 thousand per month. Because the lease is non-cancellable, the Company is obligated to continue the lease payments through the lease term.

In 2013, the Company entered into a one year sublease renewable annually for eight years for a portion of this property for $2,000 per month. This sublease is currently in default.

On October 1, 2014, the Company entered in a separate sublease with an unrelated entity for a period of two years, , automatically renewable for 5 one periods and one six month period for a monthly rate of $4,000 per month. The sublease will expire no later than March 31, 2022.

The Company closed its offices in Gloucester, Massachusetts, Washington DC and Glen Allen, VA in 2014. The offices in Gloucester, Massachusetts and Washington DC closed at the end of their respective leases. The Glen Allen, VA office closed December 31, 2014 however had six months remaining on the lease, however, the Company signed an early termination agreement effect March 1, 2014. The agreement required the Company to pay rent of approximately $4,000 per month for January 2014 and February 2014.

In 2014 the Company entered into a lease agreement with the Roskamp Institute to lease an area of their building for the Company’s Corporate Offices. The Company paid to build out the space into its offices. Subsequent to the lease execution an addendum to the lease was executed for additional storage space under the same terms and conditions of the original lease. The initial lease term is two years with options to renew annually for up to four twelve month periods by the Company. After the initial twenty four months of the lease, if the lease is not renewed for an annual term the lease will be month to month cancellable by either party with 30 days written notice. The lease rate is $2,250 per month.

The following represents the future minimum rental payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year as of December 31, 2014.

Year ending December 31,	$ thousand
2015	$86
2016	65
2017	72
2018	62
2019	62
Thereafter	150
$497

Net rent expense for all operating leases was approximately $318, $345, and $343 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

Obligations under Master Settlement Agreement:

In November 1998, 46 states and the District of Columbia, the Settling States, entered into the Master Settlement Agreement, or MSA, to resolve litigation that had been instituted against the major cigarette manufacturers. The Company was not named as a defendant in any of the litigation matters and chose not to become a participating manufacturer under the terms of the MSA. As a non-participating manufacturer, the Company was required to satisfy certain escrow obligations for cigarette sales pursuant to statutes that the MSA required the Settling States to adopt in order for such states to receive the full benefits of the settlement. On March 14, 2007, the Company sold the rights, title and interest in and to all income from and reversionary interest in its MSA escrow accounts, including its 2006 MSA escrow deposits made in April 2007. Although the Company sold the rights in and to all income from and reversionary interest in the funds deposited into the MSA escrow accounts for the years up to and including 2006, these MSA escrow funds remain in the Company’s name and the principal amount of these accounts will be available to satisfy portions of any state judgments or settlements for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA, if such claims are successfully asserted in litigation against the Company.

As of December 31, 2013, the Company had deposited into escrow a net amount of approximately $472 thousand for sales of cigarettes in Settling States, in addition to deposits for which the Company previously sold its rights, title and interest as part of the March 2007 transaction noted above. The Company’s total escrow obligation for 2007 sales (paid in April of 2008) was $365 thousand. In May 2007, the Company entered into a license agreement for the exclusive licensing of its trademarks Sport ®, MainStreet® and GSmoke® and ceased manufacturing cigarettes in June 2007. In 2010 the Company deposited $3 thousand into escrow for sales in 2006 and 2007 in the State of Tennessee, based on an audit of cigarette sales for those years. The Company made no deposits into escrow in 2011. In 2012 the Company deposited $113 thousand as a result of an audit by the State of Tennessee. Given the discontinuation of the Company’s cigarette operations in June 2007, the Company does not anticipate having any material MSA escrow obligations in the future.

Virginia Sales and Use Tax Assessment

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company in the amount of $860,115. The Company applied for a correction of the assessment and an abatement of the tax on the grounds that its tobacco curing barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to it. On August 10, 2010 the Commonwealth of Virginia responded to the Company’s request for reconsideration of the state’s sales and use tax assessment with respect to the tobacco curing barns. The Commonwealth disagreed with the position that the barns are part of the manufacturing process and, therefore, exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption, concluding that the barns are taxable under the Commonwealth’s sales tax laws and regulation. On July 14, 2011 the Company filed a lawsuit in the Circuit Court for Mecklenburg County, Virginia seeking a determination that the purchase of the Company’s curing barns was exempt from Virginia sales and use tax and an abatement of all taxes and interest assessed against the Company by Virginia’s Commissioner of Revenue, which as of November 2013 the Company estimated were approximately $1.9 million. The Commonwealth of Virginia filed an answer to the complaint on July 29, 2011 asserting that the assessment amount was properly determined and the case was set for trial on December 13 and 14, 2013. On November 18, 2013, a mandatory mediation was held in this case before a retired Circuit Court Judge in Henrico County, Virginia. As a result of that mediation, the parties reached a settlement under which the claims asserted by the Commonwealth were dismissed with prejudice in return for the payment by the Company of $975,000 in full settlement of the outstanding tax assessment, interest and penalties.

Securities Class Action Lawsuits

Three individuals, Francis J. Reuter, Charles Boravian and Marty Cole, filed separate similar purported class actions on behalf of putative classes of persons or entities collectively encompassing those who purchased or otherwise acquired shares of the Company’s common stock between October 31, 2011 and March 18, 2013. The first action was filed on or about March 25, 2013 in the United States District Court for the Eastern District of Virginia, Francis J. Reuter v. Star Scientific, Inc. et al., E.D. Va. Richmond Division, 13-00183-JAG (the “Reuter Action”). The Reuter Action named as defendants the Company, its subsidiary, Rock Creek Pharmaceuticals, Inc. (which is now known as RCP Development, Inc.), and certain of the Company’s current or former officers and/or employees. The second action was filed on or about March 26, 2013 in the United States District Court for the District of Massachusetts, Boravian v. Star Scientific, Inc. et al. D. Mass. 13-1-695-DJC (the “Boravian Action”). The Boravian Action named as defendants the Company and Jonnie R. Williams, Sr. and was voluntarily dismissed by the plaintiff. The third action was filed on or about May 7, 2013 in the United States District Court for the Eastern District of Virginia, Cole v. Star Scientific, Inc. et al., E.D. Va. Richmond Division, 13-00287-JAG (the “Cole Action”).  The Cole Action named as defendants, the Company, its subsidiary, Rock Creek Pharmaceuticals, Inc. (which is now known as RCP Development, Inc.), and certain of its officers and employees. In general, the complaints collectively allege that the Company and the individual defendants violated Section 10(b) under the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder as related to statements made regarding its past and future prospects and certain scientific data relating to its products, as well as related to unspecified private placements and related party transactions engaged in since 2006.  The Reuter Action and the Cole Action have been consolidated and a lead plaintiff was appointed by the Court in the consolidated cases on June 21, 2013. Pursuant to a joint scheduling order in place in these cases, plaintiff filed a consolidated operative complaint on September 5, 2013 and defendants filed a motion to dismiss the consolidated operative complaint on October 25, 2013. Following full briefing and argument on January 7, 2014, the Court indicated that it would not grant the motion at that time and would allow the case to proceed to discovery, but ordered additional briefing.  Also, the Court entered a scheduling order for discovery and an order directing the parties to participate in mediation before a Magistrate Judge. Defendants thereafter filed answers.  Subsequently, the United States, on January 28, 2014, moved to stay discovery in the case pending the completion or other disposition of the criminal trial of former Governor McDonnell and his wife. That motion was granted by the Court on January 28, 2014. On February 12, 2014, the Court granted a joint motion by the parties to stay all deadlines other than a court sponsored mediation session and the issuance of the Court's opinion on the motion to dismiss. On March 11, 2014, defendants filed a motion for leave to submit new authority in support of their motion to dismiss. On March 13, 2014, the Court granted defendants’ motion and ordered the submission of additional supplemental briefs by the parties. Those briefs were filed on March 19, 2014 and March 26, 2014. On June 11, 2014, a mediation conference was held before Magistrate Judge David J. Novak. On July 29, 2014, the parties participated in a private mediation and reached an agreement in principle on a settlement dependent on certain material conditions within the control of third-parties.

Following a status conference on October 10, 2014, which the court ordered since the parties had not yet been able to finalize the preliminary settlement; the court lifted the discovery stay, set a trial date for May 18, 2015, and ordered briefing on class certification and for the defendants to submit any motion to dismiss. The parties continued to litigate. On January 15, 2015, the parties filed a stipulation of settlement. On February 5, 2015, the parties filed an amended stipulation of settlement and the lead plaintiff moved for preliminary approval of the settlement. A preliminary approval hearing was held on February 12, 2015, after which the Court entered an order indicating that preliminary approval of the settlement would be conditional on counsel submitting a new notice to shareholders that the Court finds acceptable. The Court also scheduled a final approval hearing for June 22, 2015. After the parties filed a revised notice, the court on March 2, 2015 entered an order preliminarily approving the settlement and providing for notice. The Company has recorded the obligation and related insurance proceeds receivable as of December 31, 2014.

Securities Class Action Settlement

On Monday, March 2, 2015, the United States District Court for the Eastern District of Virginia, preliminary approved the class action settlement in the amount of $6.7 million. The settlement stipulates that the amount of $6.7 million, which includes litigation costs, will be paid from certain Rock Creek Pharmaceuticals, Inc. (f/k/a Star Scientific, Inc.) D&O insurance policies. In addition notice is to be furnished to the class, and a final approval hearing will be held on or before June 11, 2015. We do not expect the settlement to have an impact on our financial position

Derivative Action Lawsuits

Four individuals, David C. Inloes, William Skillman, Harold Z. Levine and Louis Lim, filed separate, but similar derivative actions naming all or most of the Company’s then current directors, several officers of the Company and, in one case, one former director as defendants. Two of the actions were filed in the United States District Court for the Eastern District of Virginia, Alexandria Division (the “Alexandria Actions”).  The first Alexandria Action, William Skillman v. Jonnie R. Williams et al., was filed on May 2, 2013. The second Alexandria Action, David C. Inloes v. Jonnie R. Williams et. al., was filed on May 3, 2013. The Alexandria Actions have been consolidated and co-lead counsel appointed by the Court.  Pursuant to a court order, plaintiffs filed a consolidated amended complaint on January 13, 2014 and a motion to dismiss was filed on February 3, 2014 on behalf of all of the defendants.  Also, on February 3, 2014, the Company, as nominal defendant, moved to stay or dismiss this action pending a resolution of the securities class action litigation pending in Federal Court in Richmond, Virginia. Separately, on January 29, 2014, the United States moved to stay discovery in the case pending the completion or other disposition of the criminal trial of former Governor McDonnell and his wife.  That motion was granted by the Court on January 30, 2014.  On February 28, 2014, the Court granted the Company’s motion to stay the case, ruling that the case would be stayed for all purposes pending further order of the Court and ordering the Company, within ten days of the dismissal or resolution of the Richmond securities class action or the trial court's verdict in the McDonnell case, whichever occurs first, to file a report indicating what action, if any, it intends to take with regard to this case, including specifically, without limitation, whether it intends to pursue or seek dismissal of the claims asserted against each of the named individual defendants.

The third derivative action, Harold Z. Levine v. Jonnie R. Williams, et. al., was filed on July 8, 2013, in the Circuit Court for the City of Richmond (the “Levine Action”), and the fourth case, Louis Lim v. Christopher C. Chapman, et. al., was filed in the Circuit Court for Henrico County on July 11, 2013 (the “Lim Action”). In general, the complaints collectively allege that the Company’s directors and officers breached their fiduciary duties by causing the Company to issue false and misleading statements regarding its past and future prospects and certain scientific data relating to its products, as well as engaging in certain unspecified private placements and related party transactions since 2006.  On July 1, 2013 and August 1, 2013, stipulations were filed in each of the state court actions that stayed the period for defendants to respond to the complaints. These stipulations were later entered by the Courts. In May 2014, the parties to both state court derivative actions filed further stipulations subsequently endorsed by the Courts that provided for the transfer of the Lim Action to the Circuit Court for the City of Richmond, the consolidation of the Lim Action with the Levine Action, and a further stay of the deadline for a response to the complaint. Under the current schedule, the parties will meet and confer telephonically following the report required in the Alexandria Actions. Unless the parties agree to a different timeline at that conference, the deadline for a response to the complaint will be either 21 days from the designation of one of the current complaints as the operative complaint or 35 days from the service of a consolidated amended complaint.

A mediation session relating to the derivative actions was held on October 29, 2014, and the parties later reached an agreement in principle regarding the material terms of a proposed settlement that would address the derivative actions. The parties concluded a stipulation of settlement as of approximately January 27, 2015, and plaintiffs thereafter filed a motion for approval of the settlement. The proposed settlement would provide for the implementation of certain corporate governance reforms and contemplates payment from the Company of certain attorney’s fees to plaintiffs’ counsel in an amount that has yet to be determined. A hearing on the motion for preliminary approval was held on March 6, 2015. The judge requested additional information to be submitted within 14 days. At this time, the Company cannot predict the probable outcome of the derivative actions and/or claims against the Company for attorney’s fees. Accordingly, no amounts have been accrued in the consolidated financial statements.

Demands for Inspection of Books and Records and for Investigation

Two individuals, Bruce A. Welker and Michael Weber, have written to the Company requesting that it produce various books and records pursuant to Delaware Code Section 220.  Mr. Welker’s letter was dated May 31, 2013, and the letter sent on behalf of Mr. Weber was dated June 5, 2013.  The Company has responded by letter to these demands, has been in subsequent communication with counsel regarding the demands, and has produced certain documents to the stockholders.  One individual, Steven Segall, has written to the Company’s Board and demanded that the Board investigate certain claims and take appropriate remedial action in response to alleged wrongdoing that took place between 2010 and 2013. The Company advised Mr. Segall that the Board would review the issues raised in his demand letter and further respond once that review was complete.  Following a full review by a Committee of independent directors, assisted by separate outside counsel, the Board upon recommendation of the Committee determined that Mr. Segall’s demand should be refused pending the outcome of related securities litigation and directed that this decision be communicated to counsel for Mr. Segall.

FDA Warning Letter

On December 24, 2013, the Company received a warning letter from the FDA regarding its CigRx® and Anatabloc ® dietary supplements indicating they were not properly marketed as dietary supplements, since the Company had not filed a New Dietary Ingredient Notification (“NDIN”) for anatabine as a dietary ingredient prior to the introduction of its dietary supplements.  The FDA also claimed that certain materials on the Company’s websites, including published research articles, contained drug claims for Anatabloc ® . The Company responded to the warning letter on January 31, 2014, contesting the FDA’s position that a NDIN for anatabine as a dietary ingredient was required. In addition, the Company voluntarily removed from its websites, materials objected to by the FDA. Although the Company did not believe (and has not conceded), that the submission of an NDIN is a prerequisite to the lawful marketing of anatabine as a dietary ingredient, the Company voluntarily submitted an NDIN to the FDA in June 2014 for the dietary ingredient anatabine. On August 26, 2014, the Company received a response to the NDIN from the FDA. The letter indicated that the FDA considers anatabine, a principal ingredient in these products, to be a drug, because anatabine is intended to provide anti-inflammatory support, and was the subject of a previously filed Investigational New Drug Application (“INDA”), and because it is not a “dietary ingredient” within the meaning of the U.S. Food, Drug, & Cosmetic Act. Based on the FDA’s position, the Company permanently exited the dietary supplement business in the U.S. However, it will continue to seek opportunities to license the products for overseas markets. All of the Company’s revenues, cost of goods sold, marketing and sales, inventory and manufacturing machinery related to the dietary supplement business were accounted for as discontinued operations effective September 2014 since the Company exited the U.S. market. The FDA notified the Company in a close out letter dated October 21, 2014 that the FDA has completed its evaluation of the Company’s corrective actions in response to the warning letter issued on December 24, 2013. In this notification the FDA stated based on its evaluation, the Company has addressed the putative violations in the warning letter.

Consumer Class Action

On January 27, 2014, Howard T. Baldwin filed a purported class action naming the Company, Rock Creek Pharmaceuticals, Inc. and GNC Holding, Inc., or “GNC,” as defendants.  The case was filed in the United States District Court for the Northern District of Illinois.  Generally, the complaint alleged that claims made for the Company’s Anatabloc ® product have not been proven and that individuals purchased the product based on alleged misstatements regarding characteristics, uses, benefits, quality and intended purposes of the product.  The complaint purported to allege claims for violation of state consumer protection laws, breach of express and implied warranties and unjust enrichment.  The Company has agreed to indemnify and defend GNC pursuant to the terms of the purchasing agreement between RCP Development and GNC. Consistent with that commitment, the Company has agreed to assume the defense of this matter on its own behalf as well as on behalf of GNC. The defendants filed a motion to dismiss the complaint on March 24, 2014. On January 13, 2015, the Court entered an order dismissing the complaint in its entirety without prejudice.

On February 10, 2015, Mr. Baldwin filed an Amended Complaint against Rock Creek Pharmaceuticals, Inc. f/k/a Star Scientific, Inc., RCP Development, Inc. f/k/a Rock Creek Pharmaceuticals, Inc. and GNC Holdings, Inc. (collectively “Defendants”). The Amended Complaint also includes an additional named plaintiff, Jerry Van Norman, who alleges that he is a citizen of Parkville, Missouri. The Amended Complaint requests certification of an “Illinois Class” consisting of “[a]ll persons who paid, in whole or in part, for Anatabloc dietary supplement in Illinois between August 1, 2011 and the present for personal, family or household uses,” and a “Missouri Class” consisting of “[a]ll persons who paid, in whole or in part, for Anatabloc dietary supplement in Missouri between August 1, 2011 and the present for personal, family or household uses.” The Amended Complaint is pleaded in seven counts: (1) violation of the Consumer Fraud and Deceptive Business Practices Act of Illinois; (2) violation of the Missouri Merchandising Practice Act; (3) breach of express warranty under Illinois law; (4) breach of express warranty under Missouri law; (5) breach of implied warranty of merchantability under Illinois law; (6) breach of implied warranty of merchantability under Missouri law; and (7) unjust enrichment.

Like the original Complaint, the Amended Complaint alleges that Defendants manufactured, marketed and/or sold Anatabloc, a dietary supplement purportedly derived from an anatabine alkaloid and promoted Anatabloc as a “wonder drug” with a number of medical benefits and uses, from treating excessive inflammation (associated with arthritis) to Alzheimer’s disease, traumatic brain injury (or concussions), diabetes and multiple sclerosis. Plaintiffs allege that Defendants have never proven any of these claims in clinical trials or received U.S. Food and Drug Administration approval for Anatabloc, and that Anatabloc “was never the ‘wonder drug’ it claimed to be.” Plaintiffs allege that they purchased Anatabloc based upon claims that it provides “anti-inflammatory support.” Mr. Baldwin alleges that he purchased Anatabloc to “reduce inflammation and pain in his joints,” and Mr. Van Norman alleges that he “suffers back and knee problems, as well as arthritis, and expected Anatabloc to be effective in treating these symptoms and purchased Anatabloc to help alleviate his symptoms.” Both plaintiffs allege that Anatabloc did not provide the relief promised by the Defendants.

Although the Amended Complaint does not include claims based on the consumer protection laws and breach of warranty laws of several additional states like the original Complaint, on February 10, 2015, counsel for plaintiffs also served a “Notice pursuant to: Alabama Code § 8-19-10(e); Alaska Statutes §45.50.535; California Civil Code § 1782; Georgia Code § 10-1-399; Indiana Code § 24-5-0.5-5(a); Maine Revised Statutes, Title 5, § 50-634(g); Massachusetts General Laws Chapter 93A, § 9(3); Texas Business & Commercial Code § 17.505; West Virginia Code § 46A-6-106(b); and, Wyoming Statutes § 40-12-109 as well as state warranty statutes,” which purports to give notice to Defendants on behalf of the named plaintiffs and a “class of similarly situated individuals” that Defendants have “violated state warranty statutes and engaged in consumer fraud and deceptive practices in connection with its sale of Anatabloc,” and demanding that “Defendants correct or otherwise rectify the damage caused by such unfair trade practices and warranty breaches and return all monies paid by putative class members.”

The Securities Class Action Settlement has exhausted some layers of our D&O insurance.  There is no assurance that existing or unexhausted layers of prior D&O Insurance coverage would cover expanded or new claims.

The Company intends to vigorously defend against these claims.  However, at the present time, it cannot predict the possible outcome of these claims.  Accordingly, besides an accrual for the Securities Class Action suit, no amount has been accrued in the consolidated financial statements.

18.	Restructure charge:

Dissolvable Tobacco Business

In 2012, in conjunction with the discontinuation of the manufacture and sale of its low-TSNA dissolvable tobacco product, the Company incurred severance costs in the form of salary continuation payments and continued health benefit costs under COBRA of approximately $829,000, for employees transitioning from Star Tobacco, Inc. as of December 31, 2012. In addition, the Company issued stock awards under the Company’s 2008 Incentive Award Plan in the aggregate amount of 330,000 shares to those employees transitioning from Star Tobacco, in recognition of their long-time service to the Company. The stock awards had a total value of approximately $1.1 million as well as a gross up charge for taxes of approximately $0.8 million. The total cost in connection with the discontinuance of the Company’s dissolvable tobacco business was approximately $3.1 million consisting of cash and non-cash items all of which were recorded in the fourth quarter 2012.

Corporate Restructuring

As discussed in Note 1 of these consolidated financial statements the Company has focused the business on pharmaceutical drug development. As part of the refocused business transformation the Company has consolidated offices in Sarasota, FL and exited the dietary supplement and cosmetic business. As a result, a number of personnel were not retained and left the company throughout 2014. The Company has entered into severance agreements with the former employees and the Company has accrued the costs of the severance agreements as they were executed. All costs related to the closure of the Gloucester, MA, Washington DC and Glen Allen offices have been accrued as well.

In 2014, the company incurred $5.1 million for salary continuation charges; a loss on abandonment of leasehold improvements and fixed assets of $44 thousand, and $34 thousand resulting from the office closure in Glen Allen, VA, which are included in General and Administrative expenses. As of December 31, 2014, unpaid restructuring charges were $3.4 million which are included in Accrued Expenses.

19.	Subsequent events:

On January 28, 2015 the Company entered into a Securities Purchase and Registration Rights Agreement with seven accredited investors, pursuant to which the Company issued and sold to such Investors in a private placement a total of 5,066,825 shares of the Company’s common stock, par value $0.0001 per share ,at a purchase price of $0.15 per share, and warrants to purchase up to a total of 4,208,413 shares of Common Stock . The warrants, which have an exercise price of $0.15 per share, are generally exercisable beginning on January 28, 2015, and expire on January 27, 2022. An aggregate of 3,350,000 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase Common Stock held by certain of the Investors at an amended exercise price of $0.15 per share. An aggregate of $760,023 was raised in the private placement, including $300,000 of which was paid to the Company as an advance on December 30, 2014. The Purchase Agreement grants customary resale registration rights with respect to the shares sold in the private placement.

On February 19, 2015, the Company became aware of a complaint filed on February 18, 2015, in New York Supreme Court for New York County in which the Company and its Chief Executive Officer, Dr. Michael J. Mullan, are named as a defendants. The complaint was filed by Iroquois Master Fund, Ltd. and American Capital Management, LLC, who were investors in a private placement of the Company’s securities completed in March 2014 (the “Private Placement Transaction”). The complaint also names as a defendant John J. McKeon, a shareholder of the Company. Iroquois and American Capital are seeking $4.2 million, in the aggregate, in damages or, alternatively, rescission of the Private Placement Transaction, premised on allegations that the Company entered into a “sham” loan agreement with Mr. McKeon to provide the Company with a $5.8 million line of credit in order to fraudulently induce Iroquois and American Capital to acquire the Company’s securities. The Company had not, to the Company’s knowledge, yet been served with the complaint as of March 11, 2015. Although the Company believes that the material allegations are without merit and intends to vigorously defend the litigation, no assurances can be given with respect to the outcome of the litigation.

20.	Quarterly results (unaudited):

The following is a summary of quarterly unaudited results of operations for the years ended December 31, 2014, 2013 and 2012.

$ thousands except per share data	March	June	September	December
2014
Revenues	$-	$-	$-	$-
Gross profit (loss)	-	-	-	-
Discontinued operations	(135)	(447)	(3,994)	(825)
Net loss	(9,831)	(12,705)	(10,042)	(5,939)
EPS-discontinued operations	-	-	(0.02)	-
EPS-net loss basic and diluted	(0.06)	(0.07)	(0.05)	(0.03)

$ thousands except per share date	March	June	September	December
2013
Revenues	$-	$-	$-	$-
Gross profit (loss)	-	-	-	-
Discontinued operations	(2,070)	(1,279)	(1,548)	(1,252)
Net loss	(8,224)	(8,724)	(3,368)	(12,518)
EPS-discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)
EPS-net loss basic and diluted	(0.05)	(0.05)	(0.02)	(0.07)

$ thousands except per share data	March	June	September	December
2012
Revenues	$-	$-	$-	$-
Gross profit (loss)	-	-	-	-
Discontinued operations	(1,013)	(995)	(1,548)	(4,650)
Net loss	(5,171)	(7,996)	365	(10,051)
EPS-discontinued operations	(0.01)	(0.01)	(0.01)	(0.03)
EPS-net loss basic and diluted	(0.04)	(0.05)	-	(0.07)

Per share amounts for each quarter are required to be computed independently and, therefore, may not equal amounts computed on an annual basis.

21.	Segment Information

The Company operated in two segments during 2012; dietary supplements and dissolvable tobacco. However, in December 2012 the Company discontinued its operations in the dissolvable tobacco business and accordingly, has restated prior year’s information related to that business as discontinued operations on the face of the respective years financial statements. As of December 31, 2012 the Company operated in one business segment only. In the third quarter, 2014, the Company discontinued sales of all dietary supplements, and has restated prior year’s information related to that business as discontinued operations on the face of the respective years financial statements. Accordingly, the Company has no segments at December 31, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with this offering. All expenses incurred with respect to the registration of the securities will be borne by us. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$10,305
Printing expenses	$3,000
Accounting fees and expenses	$4,000
Legal fees and expenses	$50,000
Miscellaneous expenses	$10,000
Total	$77,305

Item 14. Indemnification of Directors and Officers.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or (iv) for any transaction from which the director derived an improper personal benefit.

 Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual who is or was serving at the corporation’s request as a director, officer, employee or agent of another organization, partnership, joint venture, trust or other enterprise, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his or her conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual who is or was serving at the request of the corporation as a director, officer, employee or agent of another organization, partnership, joint venture, trust or other enterprise, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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 Subsection (c) of Section 145 provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Subsection (f) of Section 145 also provides that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled. Subsection (g) of Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual who is or was serving at the corporation’s request as a director, officer or employee of another organization, partnership, joint venture, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Our Tenth Amended and Restated Certificate of Incorporation, as amended, provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director, to the fullest extent permitted by the DGCL. Our By-Laws (as amended and restated) provide for indemnification of directors and, if authorized by our board of directors, officers, employees and agents and any and all persons whom we have the power to indemnify, to the full extent and in the manner permitted by the DGCL. Section 145 of the DGCL makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

 We have entered into indemnification agreements with our directors and certain of our officers which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of all securities that we have sold within the past three years without registration under the Securities Act.

•	On March 12, 2014, we entered into a series of equity and financing transactions that resulted in gross proceeds of approximately $9.3 million and cash availability under a credit facility of $5.8 million. Under one transaction, holders of previously held warrants with exercise prices ranging from $1.50 to $2.00 agreed to immediately exercise an aggregate of 4.2 million warrants at a reduced exercise price of $1.00 per share. The investors also were issued new warrants for an equal number of shares that have a term of seven years and an exercise price of $1.00 per share. This transaction resulted in proceeds of approximately $4.2 million. Under another transaction, we sold 5.1 million shares with matching warrants for 5.1 million shares to other investors at $1.00 for the shares and warrant shares. This transaction resulted in proceeds of $5.1 million. Also on March 12, 2014, we entered into a credit facility with another investor, John J. McKeon (“Lender”), under which the Lender agreed to loan us up to $5.8 million. The credit facility provides for an annual interest rate of 3% on any funds drawn by us. It also provides Lender with the option to convert any loan amount into a unit of our common stock and a matching seven-year warrant at a conversion price of $1.00 per unit. We took an advance of $350,000 under this credit facility in December 2014.

•	On August 8, 2014, we completed a private placement (the “August 2014 Private Placement”) that resulted in gross proceeds of approximately $4.25 million and an additional credit facility of approximately $1.75 million with one investor. In the August 2014 Private Placement, we sold an aggregate of 10.625 million shares of common stock at a price of $0.40 per share (the closing price of the common stock on the NASDAQ Global Market on August 6, 2014) to five accredited investors, some of whom were existing investors (or their affiliates). The investors in the August 2014 Private Placement were also granted warrants to purchase an aggregate of 10.625 million shares at an exercise price of $1.00 per share. The warrants will expire on the seventh anniversary of the date of grant.

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•	On January 28, 2015, we entered into a Securities Purchase and Registration Rights Agreement with seven accredited investors, pursuant to which we issued and sold 202,673 shares of our common stock at a purchase price of $3.75 per share, and warrants to purchase up to a total of 168,337 shares of common stock. The warrants, which have an exercise price of $3.75 per share, are generally exercisable beginning on January 28, 2015, and expire on January 27, 2022. An aggregate of 134,000 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase common stock held by certain of the investors at an amended exercise price of $3.75 per share. An aggregate of $760,023 was raised in the private placement, $300,000 of which was paid to us as an advance on December 30, 2014.

•	On May 8, 2015, we entered into a Securities Purchase Agreement with an accredited investor, pursuant to which we issued and sold a total of 77,590 shares of our common stock at a purchase price of $3.00 per share, and warrants to purchase up to a total of 69,831 shares of common stock. The warrants, which have an exercise price of $3.00 per share, are generally exercisable beginning on May 8, 2019, and expire on May 8, 2022. An aggregate of 62,072 shares sold in the private placement were issued pursuant to, and as a condition of, the exercise of previously issued warrants to purchase common stock held by the investor at an amended exercise price of $3.00 per share. An aggregate of $232,770 was raised in the private placement, all of which was paid to us as an advance in March 2015.

•	On October 14, 2015, we entered into definitive agreements with several institutional investors relating to a private placement of $20.0 million in principal amount of Notes. The closing of the private placement occurred on October 15, 2015. The Notes, including all accrued and unpaid interest and late charges and any applicable make-whole amount, are convertible into shares of our common stock at any time, in whole or part at the option of the holders, at an initial fixed conversion price of $1.12. In connection with the private placement, we issued to Maxim Partners, an affiliate of the placement agent for the private placement of Notes, a Warrant to purchase up to 446,429 shares of our common stock, subject to certain anti-dilution adjustments in the event of stock distributions, subdivisions, combinations or reclassifications, at an exercise price of $1.12 per share. The Warrant is exercisable during the period beginning on the 6 month anniversary of the issuance date of the Warrant and ending on the 5 year anniversary of the issuance date of the Warrant.

These offers and sales of securities were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, including pursuant to Rule 506 thereunder.  Such offers and sales were made solely to “accredited investors” under Rule 506 and were made without any form of general solicitation and with full access to any information requested by the investors regarding us and/or the securities offered.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)         To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sarasota, State of Florida, on February 4, 2016.

ROCK CREEK PHARMACEUTICALS, INC.

By:	/s/ Michael J. Mullan
Name: Michael J. Mullan
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Mullan	Chief Executive Officer, President, and	February 4 , 2016
Michael J. Mullan	Chairman of the Board of Directors (Principal Executive Officer)

/s/ William L. McMahon	Chief Financial Officer,	February 4, 2016
William L. McMahon	Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)

*	Director	February 4, 2016
Scott P. Sensenbrenner

*	Director	February 4, 2016
Lee M. Canaan

*	Director	February 4, 2016
Sunitha Chundru Samuel

*By: /s/ Michael J. Mullan
Michael J. Mullan Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description

2.1	Asset Purchase Agreement, dated December 30, 1998, between Star Scientific, Inc. and Eyetech, LLC by Robert J. Fitzsimmons. (1)

3.1	Tenth Amended and Restated Certificate of Incorporation, as amended. (47)

3.2	By-Laws of Rock Creek Pharmaceuticals, Inc. effective as of June 4, 2014. (39)

4.1	Specimen Common Stock Certificate. (39)

4.2	Form of Promissory Note to be issued to John Joseph McKeon in connection with advances made under the Loan Agreement, dated March 12, 2014, between Star Scientific, Inc. and John Joseph McKeon. (36)

4.3	Common Stock Purchase Warrant issued by Star Scientific, Inc. to John Joseph McKeon, dated March 12, 2014. (36)

4.4	Form of Common Stock Purchase Warrant, dated March 12, 2014, issued by Star Scientific, Inc. to investors under Securities Purchase and Registration Rights Agreements dated March 12, 2014. (36)

4.5	Form of Common Stock Purchase Warrant, dated January 28, 2015, issued by Rock Creek Pharmaceuticals, Inc. to Investors under the Securities Purchase and Registration Rights Agreement dated January 28, 2015. (42)

4.6	Common Stock Purchase Warrant, dated May 8, 2015, issued by Rock Creek Pharmaceuticals, Inc. to Feehan Partners, LP under the Securities Purchase Agreement dated May 8, 2015. (47)

4.7	Form of Common Stock Purchase Warrant issued to investors in June 2015 Registered Direct Offering. (50)

4.8	Form of Senior Secured Convertible Note, as amended on February 4, 2016. (52)(53)

4.9	Form of Common Stock Purchase Warrant issued to Maxim Partners LLC. (52)

5.1	Opinion of Foley & Lardner LLP.*

10.1	License Agreement, dated January 5, 1998, between Star Tobacco and Pharmaceuticals, Inc., as Licensee, and Regent Court Technologies, Jonnie R. Williams, and Francis E. O’Donnell, Jr., M.D., as Licensor. (4)

10.2	Amendment No. 1 to License Agreement, dated August 3, 1998, among Regent Court Technologies, Jonnie R. Williams, Francis E. O’Donnell, Jr., M.D. and Star Tobacco and Pharmaceuticals, Inc. (5)

10.3	1998 Stock Option Plan, as amended. (6)+

10.4	2000 Equity Incentive Plan, as amended. (7)+

10.5	Third Amended and Restated 2008 Incentive Award Plan of the Company, as amended. (45)+

10.6	Qualified Stock Option Agreement, dated as of April 27, 1999, between Star Scientific, Inc. and Paul L. Perito. (8)+

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10.7	Lease and Purchase Option Contract between Star Scientific, Inc. and the Industrial Development Authority of the Town of Chase City, Virginia, dated March 10, 2000. (6)

10.8	Form of Director Indemnification Agreement. (6)

10.9	Form of Officer Indemnification Agreement. (6)

10.10	Executive Employment Agreement between Star Scientific, Inc. and David M. Dean, dated October 6, 2000. (7)+

10.11	Restated Loan Agreement between Star Scientific, Inc., Star Tobacco and Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000. (9)

10.12	Restated Security Agreement between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000. (9)

10.13	Security Agreement between Star Tobacco and Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000. (9)

10.14	Guaranty Agreement between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000. (9)

10.15	Guarantee Agreement between Star Tobacco and Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000. (9)

10.16	Amended and Restated Executive Employment Agreement, dated as of March 15, 2001, between Star Scientific, Inc. and Christopher G. Miller. (7)+

10.17	Executive Employment Agreement, dated as of March 30, 2001, between Star Scientific, Inc. and Robert E. Pokusa. (7)+
10.18	Restated Master Agreement, dated April 25, 2001, by and between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation. (10)

10.19	First Amendment to Restated Loan Agreement, dated April 25, 2001, among Star Scientific, Inc., Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation. (10)

10.20	Trademark License and Royalty Agreement, dated April 25, 2001, between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation. (10)

10.21	Other Low TSNA Tobacco Royalty Agreement, dated April 25, 2001, by and between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation. (10)

10.22	First Amendment to Regent/B&W License Agreement, dated April 25, 2001, by and among Regent Court Technologies, Jonnie R. Williams, Francis O’Donnell, Jr., Star Scientific, Inc. and Brown & Williamson Tobacco Corporation. (10)
10.23	Exclusive License Agreement, dated as of March 16, 2001, by and among Regent Court Technologies and Star Scientific, Inc. (11)

10.24	Consent to Assignment, dated March 16, 2001, by and among Regent Court Technologies, Jonnie R. Williams, Francis O’Donnell, Jr., M.D., Star Tobacco & Pharmaceuticals, Inc., Star Scientific, Inc. and Brown & Williamson Tobacco Corporation. (11)

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10.25	Amendment No. 1, dated April 5, 2001, to Exclusive License Agreement by and among Regent Court Technologies and Star Scientific, Inc. (11)

10.26	Contract with Lease and Option to Purchase by and among The Industrial Development Authority of Mecklenburg County, Virginia, The Industrial Development Authority of the Town of Chase City, Virginia, and Star Scientific, Inc., dated April 10, 2002. (12)

10.27	Convertible Debenture, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities Corp. (Debenture was amended and then converted.) (13)

10.28	Warrant, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities Corp. (13)

10.29	Securities Purchase Agreement, dated March 25, 2004, between Star Scientific, Inc. and Manchester Securities Corp. (13)

10.30	Registration Rights Agreement, dated March 25, 2004, between Star Scientific, Inc. and Manchester Securities Corp. (13)

10.31	Common Stock Purchase Warrant, dated as of March 25, 2004, issued by Star Scientific, Inc. to Reedland Capital Partners, an Institutional Division of Financial West Group. (13)

10.32	Executive Employment Agreement, dated December 30, 2005, between Star Scientific, Inc. and Jonnie R. Williams. (14)+

10.33	Second Amended and Restated Employment Agreement, dated December 30, 2005, between Star Scientific, Inc. and Paul L. Perito. (14)+

10.34	Securities Purchase and Registration Rights Agreement, dated as of March 3, 2006, between Star Scientific, Inc. and Joseph L. Schwarz. (15)

10.35	Common Stock Purchase Warrant, dated as of March 3, 2006, issued by Star Scientific, Inc. to Joseph L. Schwarz. (15)

10.36	Securities Purchase and Registration Rights Agreement, dated July 14, 2006, by and between Star Scientific, Inc. and Iroquois Capital. (16)

10.37	Common Stock Purchase Warrant, dated July 14, 2006, issued by Star Scientific, Inc. to Iroquois Capital. (16)

10.38	Securities Purchase and Registration Rights Agreement, dated July 14, 2006, by and between Star Scientific, Inc. and Delaware Charter Guarantee and Trust Company, FBO Joseph L. Schwarz, IRA. (16)

10.39	Common Stock Purchase Warrant, dated July 14, 2006, issued by Star Scientific, Inc. to Delaware Charter Guarantee and Trust Company, FBO Joseph L. Schwarz IRA. (16)

10.40	First Amendment to Executive Employment Agreement, dated December 15, 2006, between Star Scientific, Inc. and Jonnie R. Williams. (3)+

10.41	First Amendment to Second Amended and Restated Executive Employment Agreement, dated December 15, 2006, between Star Scientific, Inc. and Paul L. Perito. (3)+

10.42	Escrow Releases Purchase Agreement, dated March 14, 2007, by and among QVT Associates LP, Whitebox Hedged High Yield Partners, LP, Star Scientific, Inc. and Star Tobacco, Inc. (17)

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10.43	Second Amendment to Second Amended and Restated Executive Employment Agreement, dated March 23, 2007, between Star Scientific, Inc. and Paul L. Perito. (18)+

10.44	License Agreement, dated May 10, 2007, between Star Tobacco, Inc., Star Scientific, Inc. and Tantus Tobacco, LLC. (19)

10.45	Securities Purchase and Registration Rights Agreement, dated June 29, 2007, by and between Star Scientific, Inc. and Joseph L. Schwarz. (20)

10.46	Common Stock Purchase Warrant, dated June 29, 2007, issued by Star Scientific, Inc. to Pershing LLC, FBO Joseph L. Schwarz, Roth IRA. (20)

10.47	Common Stock Purchase Warrant, dated June 29, 2007, issued by Star Scientific, Inc. to Joseph L. Schwarz. (20)

10.48	Securities Purchase and Registration Rights Agreement, dated June 29, 2007, by and between Star Scientific, Inc. and Joseph Rice. (20)

10.49	Common Stock Purchase Warrant, dated June 29, 2007, issued by Star Scientific, Inc. to Joseph Rice. (20)

10.50	Agreement, dated October 10, 2007, by and between Christopher G. Miller and Star Scientific, Inc. (21)

10.51	Agreement, dated October 10, 2007, by and between Park A. Dodd, III and Star Scientific, Inc. (21)

10.52	Securities Purchase and Registration Rights Agreement, dated March 13, 2008, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant thereunder. (22)

10.53	Securities Purchase and Registration Rights Agreement, dated March 14, 2008, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant thereunder. (22)

10.54	Securities Purchase and Registration Rights Agreement, dated May 12, 2008, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant thereunder. (23)

10.55	Letter Agreement with Jonnie R. Williams, dated March 14, 2008. (23)

10.56	Executive Employment Agreement, dated February 26, 2008, between Star Scientific, Inc. and Curtis Wright, M.D. MPH. (22)+

10.57	Amendment to the Employment Agreement between Star Scientific, Inc. and Robert E. Pokusa, dated as of December 19, 2008. (24)+

10.58	Securities Purchase and Registration Rights Agreement, dated March 2, 2009, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant thereunder. (25)

10.59	Securities Purchase and Registration Rights Agreement, dated September 22, 2009, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant thereunder. (26)

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10.60	Executive Employment Agreement, dated January 1, 2010, between Star Scientific, Inc. and Park A. Dodd, III. (27)+

10.61	Securities Purchase and Registration Rights Agreement, dated March 5, 2010, by and between Star Scientific, Inc. and the several Investors party thereto. (28)

10.62	Amended Warrant, dated March 5, 2010, by and between Star Scientific, Inc. and Iroquois Master Fund Ltd. (28)

10.63	Amended Warrant, dated March 5, 2010, by and between Star Scientific, Inc. and Iroquois Capital, LP. (28)

10.64	Securities Purchase and Registration Rights Agreement, dated March 9, 2010, by and between Star Scientific, Inc. and the several Investors party thereto. (29)

10.65	Amended Warrant No. 1, dated March 9, 2010, by and between Star Scientific, Inc. and Tradewinds Master Fund (BVI), Ltd. (29)

10.66	Amended Warrant No. 2, dated March 9, 2010, by and between Star Scientific, Inc. and Tradewinds Master Fund (BVI), Ltd. (29)

10.67	Amended Warrant No. 1, dated March 9, 2010, by and between Star Scientific, Inc. and Feehan Partners, L.P. (29)

10.68	Amended Warrant No. 2, dated March 9, 2010, by and between Star Scientific, Inc. and Feehan Partners, L.P. (29)

10.69	Amended Warrant No. 1, dated March 9, 2010, by and between Star Scientific, Inc. and PV Partners, L.P. (29)

10.70	Amended Warrant No. 2, dated March 9, 2010, by and between Star Scientific, Inc. and PV Partners, L.P. (29)

10.71	Securities Purchase and Registration Rights Agreement, dated March 9, 2010, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant attached as Exhibit A thereon. (29)

10.72	Securities Purchase and Registration Rights Agreement, dated March 10, 2010, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant attached as Exhibit A thereon. (29)

10.73	First Amendment to Securities Purchase and Registration Rights Agreement, dated March 12, 2010, by and between Star Scientific, Inc. and the Investor party thereto. (29)

10.74	Securities Purchase and Registration Rights Agreement, dated March 12, 2010, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant attached as Exhibit A thereon. (29)

10.75	Securities Purchase and Registration Rights Agreement, dated November 5, 2010, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant attached as Exhibit A thereon. (30)

10.76	Securities Purchase and Registration Rights Agreement, dated February 28, 2011, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant attached as Exhibit A thereon. (31)

E-5

10.77	Securities Purchase and Registration Rights Agreement, dated March 4, 2011, by and between Star Scientific, Inc. and the several Investors party thereto, including the form of Warrant attached as Exhibit A thereon. (31)

10.78	Executive Employment Agreement, dated March 14, 2011, between Star Scientific, Inc. and Jonnie R. Williams. (32)+

10.79	Third Amended and Restated Executive Employment Agreement, dated March 14, 2011, between Star Scientific, Inc. and Paul L. Perito. (32)+

10.80	Amended and Restated Executive Employment Agreement, dated March 14, 2011, between Star Scientific, Inc. and Curtis Wright, IV, MD, MPH. (32)+

10.81	Securities Purchase and Registration Rights Agreement, dated December 22, 2011, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant attached as Exhibit A thereon. (33)

10.82	Securities Purchase and Registration Rights Agreement, dated February 28, 2012, by and between Star Scientific, Inc. and the Investor party thereto, including the form of Warrant attached as Exhibit A thereon. (34)

10.83	Amendment to Third Amended and Restated Executive Employment Agreement between Star Scientific, Inc. and Paul L. Perito, dated December 28, 2012. (35)+

10.84	Amendment to Executive Employment Agreement between Star Scientific, Inc. and Jonnie R. Williams, Sr., dated December 28, 2012. (35)+

10.85	Executive Employment Agreement, dated December 27, 2013, between Star Scientific, Inc. and Michael J. Mullan. (43)+

10.86	Executive Employment Agreement, dated December 27, 2013, between Star Scientific, Inc. and Christopher C. Chapman. (43)+

10.87	Second Amendment to Executive Employment Agreement between Star Scientific, Inc. and Jonnie R. Williams Sr., dated December 26, 2013. (43)+

10.88	Second Amendment to Third Amended and Restated Executive Employment Agreement between Star Scientific, Inc. and Paul L. Perito, dated December 26, 2013. (43)+

10.89	Form of Agreement for Extension of Stock Options for Directors on Board as of December 26, 2013. (43)+

10.90	Loan Agreement, dated March 12, 2014, between Star Scientific, Inc. and John Joseph McKeon. (36)

10.91	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and Iroquois Master Fund Ltd. (36)

10.92	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and American Capital Management, LLC. (36)

10.93	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and Bradley R. Kroenig on behalf of Bradley R. Kroenig Revocable Trust. (36)

10.94	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and Rachel J. Williams. (36)

E-6

10.95	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and Caroline C. Williams. (36)

10.96	Securities Purchase and Registration Rights Agreement, dated March 12, 2014, between Star Scientific, Inc. and Joseph L. Schwarz on behalf of Pershing LLC Custodian FBO Joseph L. Schwarz, Roth IRA. (36)

10.97	Agreement, dated April 30, 2014, between Star Scientific, Inc. and Robert E. Pokusa. (37)

10.98	Separation and Consulting Agreement, dated May 19, 2014, between Star Scientific, Inc. and Paul L. Perito. (38)

10.99	Agreement, dated June 20, 2014, between Rock Creek Pharmaceuticals, Inc. and David M. Dean. (40)

10.100	Lease Agreement, dated March 1, 2014, between The Roskamp Institute Inc. and Star Scientific, Inc., now known as Rock Creek Pharmaceuticals, Inc. (44)

10.101	Form of Securities Purchase and Registration Right Agreement, dated August 8, 2014, between Rock Creek Pharmaceuticals, Inc. and Investor. (44)

10.102	Amendment No. 1 to Loan Agreement, dated August 8, 2014, between John Joseph McKeon and Rock Creek Pharmaceuticals, Inc. (f/k/a Star Scientific, Inc.). (44)

10.103	Loan Agreement, dated August 8, 2014, between Feehan Partners, LP and Rock Creek Pharmaceuticals, Inc. (44)

10.104	Securities Purchase and Registration Rights Agreement, dated January 28, 2015, among Rock Creek Pharmaceuticals, Inc. and the Investors listed on Schedule I attached thereto. (42)

10.105	Securities Purchase Agreement, dated May 8, 2015, between Rock Creek Pharmaceuticals, Inc. and Feehan Partners, LP. (47)

10.106	Memorandum of Understanding Regarding Settlement, dated May 20, 2015, by and among Rock Creek Pharmaceuticals, Inc., Jonnie Williams, McGuireWoods LLP, and Steptoe and Johnson LLP. (48)

10.107	Separation Agreement and General Release, dated June 9, 2015, between Rock Creek Pharmaceuticals, Inc. and Christopher C. Chapman, M.D. (49)

10.108	Securities Purchase Agreement, dated June 16, 2015, between Rock Creek Pharmaceuticals, Inc. and certain investors identified on the signature pages thereto. (50)

10.109	Securities Purchase Agreement, dated October 14, 2015, by and among Rock Creek Pharmaceuticals, Inc. and the investors listed on the Schedule of Buyers attached thereto, as amended on February 4, 2016. (52)(53)

10.110	Registration Rights Agreement, dated October 14, 2015, by and among Rock Creek Pharmaceuticals, Inc. and the buyers listed on the signature pages thereto, as amended on February 4, 2016. (52)(53)

14.1	Corporate Code of Business Conduct and Corporate Ethics, dated March 2004. (13)

21.1	Subsidiaries of the Company. (51)

23.1	Consent of Cherry Bekaert LLP.**

23.2	Consent of Foley & Lardner LLP (included in Exhibit 5.1 attached hereto).*

24.1	Power of Attorney.*

101.INS	XBRL Instance Document.**

101.SCH	XBRL Taxonomy Extension Schema.**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase.**

101.DEF	XBRL Taxonomy Extension Definition Linkbase.**

101.LAB	XBRL Taxonomy Extension Label Linkbase.**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase.**

*Previously filed.

** Filed herewith.

+Management contract or compensatory plan or arrangement.

E-7

(1)	Incorporated by reference to Current Report on Form 8-K filed on March 3, 1999
(2)	Intentionally omitted
(3)	Incorporated by reference to Current Report on Form 8-K filed on December 21, 2006
(4)	Incorporated by reference to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998
(5)	Incorporated by reference to Current Report on Form 8-K filed on September 14, 1998
(6)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1999
(7)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2000
(8)	Incorporated by reference to Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999
(9)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2000
(10)	Incorporated by reference to Current Report on Form 8-K filed on May 17, 2001
(11)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2001
(12)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002
(13)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2003
(14)	Incorporated by reference to Current Report on Form 8-K filed on December 30, 2005
(15)	Incorporated by reference to Current Report on Form 8-K filed on March 7, 2006
(16)	Incorporated by reference to Current Report on Form 8-K filed on July 18, 2006
(17)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2006
(18)	Incorporated by reference to Current Report on Form 8-K filed on March 28, 2007
(19)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2007
(20)	Incorporated by reference to Current Report on Form 8-K filed on July 6, 2007
(21)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007
(22)	Incorporated by reference to Annual Report on Form 10-K filed for the year ended December 31, 2007
(23)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
(24)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2008
(25)	Incorporated by reference to Current Report on Form 8-K filed on March 3, 2009
(26)	Incorporated by reference to Current Report on Form 8-K filed on September 25, 2009
(27)	Incorporated by reference to Current Report on Form 8-K filed on January 28, 2010
(28)	Incorporated by reference to Current Report on Form 8-K filed on March 5, 2010
(29)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2009
(30)	Incorporated by reference to Registration Statement on Form S-3 filed on December 10, 2010
(31)	Incorporated by reference to Current Report on Form 8-K filed on March 4, 2011
(32)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2010
(33)	Incorporated by reference to Current Report on Form 8-K filed on December 28, 2011
(34)	Incorporated by reference to Current Report on Form 10-Q for the quarter ended March 31, 2012
(35)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2012
(36)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2014
(37)	Incorporated by reference to Current Report on Form 8-K filed on May 2, 2014
(38)	Incorporated by reference to Current Report on Form 8-K filed on May 23, 2014
(39)	Incorporated by reference to Current Report on Form 8-K filed on June 4, 2014
(40)	Incorporated by reference to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2014
(41)	Intentionally omitted
(42)	Incorporated by reference to Current Report on Form 8-K filed on January 30, 2015
(43)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2013
(44)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2014
(45)	Incorporated by reference to Form S-8 (File No. 333-204065) filed on May 11, 2015
(46)	Intentionally omitted
(47)	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
(48)	Incorporated by reference to Current Report on Form 8-K filed on May 27, 2015
(49)	Incorporated by reference to Current Report on Form 8-K filed on June 10, 2015
(50)	Incorporated by reference to Current Report on Form 8-K filed on June 17, 2015
(51)	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2014
(52)	Incorporated by reference to Current Report on Form 8-K filed on October 15, 2015
(53)	Incorporated by reference to Current Report on Form 8-K filed on February 4, 2016

E-8